

STRENGTH IN NUMBERS 2011 ANNUAL REPORT


FIRST GUARANTY BANK

FIRST GUARANTY BANCSHARES, INC.

Table of Contents

1st in customer service

Tribute - Dr. F. Jay Taylor

1923 – 2011



Tribute - Dr. F. Jay Taylor

1923 - 2011

Dr. F. Jay Taylor, 87 years of age died on May 15, 2011. He was born on August 9, 1923 in Gibsland, Louisiana to Lawrence Foster Taylor and the former Marcia Aline Jay. Dr. Taylor is survived by his wife, Lou; son Terry and his wife, Bernardine of Batavia, Ohio; grandson, Andrew Taylor and his wife Dr. Cathy Taylor of Gainesville, Florida; granddaughter, Jennifer Williams and her husband Greg of West Palm Beach, Florida, as well as four great grandchildren, Carlee and Ellie Taylor; and Tommy and Rebecca Williams.

Dr. Taylor graduated from Gibsland High School in 1940 and attended Louisiana Tech. In May, 1942, he enlisted in the United States Navy, completed aviation training in 1943 and served as a Navy pilot during World War II. He was sent to the Pacific theatre for two tours and was honorably discharged in 1946 as a lieutenant commander.

He received his Bachelor of Arts in 1948 from University of California at Berkley and obtained a Master of Arts from Claremont Graduate University in California. He earned his Ph.D. in history and government in 1952 from Tulane University. Dr. Taylor was an Associate Professor of History, Dean of Men and Dean of Louisiana College in Pineville, Louisiana.

In 1962, at 39 years of age, he was named Louisiana Tech President and served in that capacity for 25 years. He was very active on campus and in the community. Dr. Taylor hired the instructor who developed a nationally successful women's basketball team that reached the Final Four in 1979 and won the national championship in 1981. When he left Louisiana Tech University, enrollment had nearly tripled and was recognized as a regional research institution.

Since 1979, Louisiana Tech has given an annual award in Taylor's name to a successful faculty member engaged in undergraduate teaching. There is also an F. Jay Taylor Eminent Scholar Chair of Journalism and the F. Jay Taylor Sports Forum.

A noted historian, Dr. Taylor is the author of two works: *Reluctant Rebel: The Secret Diary of Robert Patrick, 1861-1865* and *The United States and the Spanish Civil War, 1936-1939*.

Dr. Taylor served on numerous state and national boards and commissions. A nationally recognized expert in the field of labor arbitration, he was chairman of the Labor-Manager Commission of Inquiry, National Academy of Arbitrators and more. He was a member of the Ruston Rotary International and served on the boards of the Ruston Chamber of Commerce and Ruston Civic Club. Dr. Taylor served on the Board of Directors for First Guaranty Bank from 2001 until he passed away in 2011.

Dubach banking center employees planned the event and joined with Advisory Board members and many other First Guaranty Bank representatives to honor Dr. Taylor and recognize Mrs. Taylor.



As a tribute to Dr. Taylor, First Guaranty Bank presented Mrs. Lou Taylor with a copy of Dr. Taylor's portrait which hangs in the Homer office. Left to right: Alton Lewis, Chief Executive Officer, Thomas "Tommy" Crump, Advisory Board member, Carrell "Gil" Dowies, Advisory Board member, Mrs. Taylor, Dr. Phillip Fincher, Advisory Board member and Board of Directors member and North Louisiana/Greensburg Regional Manager Evan Singer presented the framed portrait during an event held at the Ruston library.



Pictured, left to right: Karen Stout, Stacy Thompson, Joyce Glass, Vivian banking center manager, Thomas "Tommy" Crump, Advisory Board member, Carrell "Gil" Dowies, Advisory Board member, Mrs. Lou Taylor, Dr.Phillip Fincher, Evan Singer, Debbie Jutze, Malcolm Colvin and Josie Tubbs (in front of Mr. Crump).

First Guaranty Bank | BOARD OF DIRECTORS


Marshall T. Reynolds


Alton B. Lewis


Michael R. Sharp


Andrew Gasaway, Jr.


Anthony J. Berner, Jr.


Charles Brister


Gloria M. Dykes


Phillip E. Fincher


Robert H. Gabriel


Glenda B. Glover


Daniel P. Harrington


William K. Hood

Marshall T. Reynolds
Chairman of the Board,
First Guaranty Bancshares, Inc.
Chairman of the Board, First Guaranty Bank
President and Chief Executive Officer,
Champion Industries

Alton B. Lewis, Jr.
Vice Chairman of the Board and Chief Executive Officer, First Guaranty Bancshares, Inc.
Vice Chairman of the Board and
Chief Executive Officer, First Guaranty Bank

Michael R. Sharp
President, First Guaranty Bancshares, Inc.
President, First Guaranty Bank

Andrew Gasaway, Jr.
Secretary to the Board
President, Gasaway-Gasaway-Bankston Architects

Anthony J. Berner, Jr.
President, Pon Food Corporation

Charles Brister
Chief Executive Officer and Chairman,
Brister's Consultants

Gloria M. Dykes
Part Owner, Dykes Feed & Fertilizer, Inc.

Dr. Phillip E. Fincher
Retired Economics/Finance Professor

Robert H. Gabriel
President, Gabriel Building Supply

Glenda B. Glover
Dean of the College of Business,
Jackson State University

Daniel P. Harrington
President, HTV Industries, Inc.

William K. Hood
Chairman, Directors Loan Committee
and Audit Committee
Executive, Hood Automotive Group



Edwin L.
Hoover, Jr.



Joseph E.
Lombardo



Morgan Shaw
Nalty



Daniel F.
Packer, Jr.



Nancy C.
Ribas



Nicholas A.
Saladino



Sam P.
Scelfo, Jr.



Richard "Dickie" W.
Sitman



Ann A.
Smith



Edgar R.
Smith, III

Edwin L. Hoover
President, Encore Development Corporation

Joseph E. Lombardo
Owner, Southland Steel Fabricators, Inc.

Morgan S. Nalty
Investment Banking Executive & Partner,
Johnson, Rice & Company, LLC

Daniel F. Packer
President and Chief Executive Officer,
Urban Dimensions

Nancy C. Ribas
Owner/Manager, Various investment properties

Nicholas A. Saladino
Retired Mayor, Town of Kentwood

Sam P. Scelfo, Jr.
President, Gambino's Bakeries & Caterers, Inc.

Richard W. Sitman
Board President, Dixie Electric Membership Corporation

Ann A. Smith
Member of Louisiana School Board Association
Tangipahoa Parish School Board Member
(Former President)

Edgar R. Smith, III
President, Smitty's Supply, Inc.

Directors Emeritus
Robert H. Beymer
Collins Bonicard
Robert L. Shell, Jr.

22
directors

First Guaranty Bank | ADVISORY BOARD





John D. Gladney, M.D.

left to right:
Thomas "Tommy" D. Crump, Jr., Britt L. Synco, Gil Dowies, III, Dr. Phillip E. Fincher

The members of the Advisory Board of First Guaranty Bank are Thomas "Tommy" D. Crump, Jr., Carrell G. "Gil" Dowies, III, Dr. Phillip E. Fincher, John D. Gladney, M.D. and Britt L. Synco.

In addition to vast experience as bank directors, these gentlemen represent decades of expertise in both wholesale and retail marketing in North Louisiana. They provide valuable insight into the financial and civic activities that affect the Company's performance.

Management has found this group of advisory directors to be vital in all aspects of the Company's activities. They are particularly helpful in developing lending and marketing philosophies and providing critical insight into developments in the fields of agriculture, forestry, oil and gas production and other business activities.

Financial Snapshot



Book Value
(per common share)
$13.85
$12.58
$12.13
$10.85
$10.71
12
9
6
3
2007
2008
2009
2010
2011

First Guaranty Bancshares, Inc.

In 2011, total assets were $1.4 billion, net income was $8.0 million, earnings per share were $0.98 and book value per share was $13.85. Return on average assets was 0.65% and return on average common equity was 9.77% for 2011. Our commitment to customer service, combined with the hard work of our employees has led to these strong results. The Company works to benefit our customers, communities, employees and shareholders.



Cash Dividends
(per common share)
$0.63
$0.64
$0.64
$0.64
$0.64
.6
.5
.4
.3
.2
.1
2007
2008
2009
2010
2011

Profile

First Guaranty Bancshares, Inc. is the holding company of First Guaranty Bank, which it wholly owns. The Bank is a full-service financial institution with a major presence throughout Louisiana and serves customers from its 21 banking center locations. Headquartered in Hammond, Louisiana, the Company had 269 employees as of December 31, 2011. Visit www.fgb.net for additional information.

Book value per share has been adjusted for the ten percent stock dividend paid to shareholders on February 24, 2012. Dividends per share has not been adjusted and shows the actual cash paid per share in each year.

Heralding Our Strengthened Market Share


Claiborne
Bossier
Caddo
Lincoln
St. Helena
Tangipahoa
Livingston
Jefferson Davis
Vermillion

9
parishes

First Guaranty completed its merger with Greensburg Bancshares, Inc. and its wholly-owned subsidiary Bank of Greensburg on July 1, 2011. This acquisition of four banking centers in Greensburg, Montpelier, Kentwood and Watson establishes First Guaranty as the premier bank in Tangipahoa Parish and enhances its presence in neighboring parishes of Livingston and St. Helena. The merger with Greensburg allowed the Company to enter new markets, gain market share in locations where both entities previously existed, take advantage of operating efficiencies and build upon the Company's core deposit base.

We gained four new directors and many outstanding employees. With our seamless transition and strong relationships with our newest board members and employees, we have built a stalwart position, thus providing First Guaranty the ability to maintain and expand its customer base throughout St. Helena and Livingston Parishes. As the strongest bank in Tangipahoa Parish, the additional Kentwood banking center solidifies our Tangipahoa presence.

The Watson location in Livingston Parish is located directly across from the new WalMart, indicating an ideal location for future growth and opportunities for both commercial and personal customer expansion. With Greensburg and Montpelier, First Guaranty's presence in three contiguous parishes is formidable.

Our southeast Louisiana market is strategically located near the intersection of Interstates 12 and 55, which is a a crossroad of commercial activity for the southeastern United States. In addition, this market area is largely populated by the work force of several nearby petrochemical refineries and other industrial plants and is a bedroom community for the urban centers of New Orleans and Baton Rouge, which are approximately 45 miles and 60 miles, respectively, from Hammond, where the main office is located. Hammond is home to one of the largest medical centers in the state of Louisiana and the third largest state university in Louisiana. Our core market remains in the home parish of Tangipahoa where approximately 50.3% of deposits and 39.3% of net loans were based in 2011.

Our business objective is to provide value to customers by delivering products and services matched to customer needs. We emphasize personal relationships and localized decision making. The Board of Directors and senior Management have extensive experience and contacts in our marketplace and are an important source of new business opportunities. The Company's business plan emphasizes both growth and profitability. From December 31, 2006 to December 31, 2011, assets have grown from $715.2 million to $1.4 billion.

Introducing Our Newest Directors, Employees and Locations

We are proud and excited to introduce the employees and board members with our newest First Guaranty Bank locations in Greensburg, Montpelier, Watson and Kentwood. First Guaranty Bank now serves St. Helena Parish and has expanded its presence in Livingston and Tangipahoa Parishes. We take great pride in being actively involved with the communities in which we serve and include directors from those areas.

First Guaranty Bank offers personalized commercial banking services to businesses, professionals and individuals. We offer a variety of deposit products including personal and business checking and savings accounts, time deposits, money market accounts and NOW accounts. Other services provided include personal and commercial credit cards, remote deposit capture, safe deposit boxes, official checks, Internet banking, online bill pay, mobile banking and lockbox services. Also offered is 24-hour banking through Internet banking, voice response and automated teller machines.

First Guaranty's success, value and strength is further enhanced with the addition of these people, communities and banking centers.



Greensburg

Seated – Cassandra Smith, Melissa Smith, Elizabeth Zito, Ashley Hines, Kellie Spinks, April Williams
Standing – Kaycee Bridges, Amanda Claxton, Diane Ross, Harrison Gill, Evan Singer, Katherine Huff, Kathy Loper



Four directors gained with newest banking centers include (left to right): Richard "Dickie" Sitman, Joseph Lombardo, Gloria Dykes and Nancy Ribas.



Kentwood West

Left to right – Danielle Day, Glenda Saucier
Not pictured – Ruby Carter



Montpelier

Left to right – Trella Page, Betsy Ehret



Watson

Seated – Kathy Alimia, Shannon LaFleur
Standing – Randy Gautreau, Judy Hughes, Josh Prejean
Not pictured – Tobie Dantzler



Alton B. Lewis, Jr.

Vice Chairman of the Board and
Chief Executive Officer

Dear Shareholders,

Strength.

The goals of the Board of Directors and Management of First Guaranty Bank for 2011 were to make First Guaranty Bancshares a stronger and safer investment for its shareholders and to make First Guaranty Bank a safer and stronger bank. Those goals were achieved. We still have more to do but significant progress was made in 2011 toward strengthening First Guaranty Bancshares, increasing shareholder value and strengthening and making First Guaranty Bank safer.

In 2011, total stockholders' equity increased by $28,664,000 to $126,602,000, while total common equity increased to $87,167,000 from $76,963,000. Book value of First Guaranty Bancshares stock increased to $13.85 on 6,294,227 shares outstanding compared to $12.58 on 6,115,608 shares.(1) Retained Earnings as of December 31, 2011 totaled $37,019,000 compared to $34,866,000 as of December 31, 2010.(2)

First Guaranty Bank as of December 31, 2011 was significantly stronger than it was as of December 31, 2010. While First Guaranty Bancshares was becoming stronger and more value was being created for shareholders, at the same time, First Guaranty Bank was becoming stronger and safer. In a time of very tight interest rates, net interest income increased to $39,491,000. A total of $10,970,000 was committed to the loan loss provision and ORE write-downs to remove troubled assets from the Bank's balance sheet. The total past due and non accruals decreased by 45.8% between December 31, 2010 and December 31, 2011; a decrease of $23,954,000.

While performing this improvement in asset quality, First Guaranty Bancshares, earned $8,033,000 in after-tax profits.

In addition to these financial improvements, First Guaranty Bank improved its business footprint and banking facilities with the merger of the Bank of Greensburg in July 2011. With this merger First Guaranty Bank expanded into and became the dominant bank in neighboring St. Helena Parish. First Guaranty Bank has been the dominant bank in Tangipahoa Parish for many years and maintains that position today. In addition, we strengthened our presence in nearby Livingston Parish. Management was strengthened with the addition of Eric Fuller as Controller in January 2011 and Brenda Marks as Sales Manager in October of 2011.

2011 ended with a much stronger First Guaranty Bancshares and with significant progress towards a fortress balance sheet.

Building on the progress that was made in 2011, in 2012 we will continue to build strength and enhance shareholder value. We will also aggressively pursue opportunities for continued expansion when opportunities arise which will allow a combination of growth in assets and areas served while at the same time result in a stronger First Guaranty Bancshares.

We appreciate your support. We pledge to continue working together to better serve our communities, to maximize the potential of First Guaranty Bancshares and to enhance our shareholder value.

Sincerely,



Alton B. Lewis, Jr.

Vice Chairman of the Board and Chief Executive Officer
FIRST GUARANTY BANCSHARES, INC.
Vice Chairman of the Board and Chief Executive Officer
FIRST GUARANTY BANK

(1) The shares outstanding have been retrospectively adjusted for 571,819 shares distributed on February 24, 2012 in a ten percent common stock dividend.

(2) In a common stock dividend, retained earnings are reduced by the fair value of the shares issued and applied to common stock and surplus.



Eric J. Dosch
Chief Financial Officer

Report from the Chief Financial Officer

Book value per share increased 10% to $13.85 from $12.58 in 2010. Total common shareholder's equity increased $10.2 million from 2010 to 2011. First Guaranty Bancshares Tier one regulatory capital ratio increased to 9.03% in 2011 from 8.69% in 2010 and total risk based capital ratio increased to 14.75% in 2011 compared 13.03% in 2010. As part of our plan to strengthen our balance sheet, our loan loss reserve as a percentage of the loan portfolio increased to 1.55% in 2011 from 1.44% in 2010. The increase in the allowance for loan losses reduced 2011 earnings to $8.0 million from $10.0 million in 2010. Earnings per common share decreased from $1.42 in 2010 to $0.98 for 2011. Return on average assets was 0.65% for 2011 compared to 0.99% for 2010. Return on average common equity was 9.77% in 2011 compared to 12.65% for 2010. The net interest margin decreased from 3.96% in 2010 to 3.31% in 2011.

First Guaranty completed its acquisition of Greensburg Bancshares on July 1st, 2011. We added $89.4 million in assets to our company, $63.0 million in loans, $78.0 million in deposits, and about 6,000 customer accounts. The Greensburg acquisition increased shareholder book value per common share through 12/31/2011 by approximately $0.50.

On September 22nd, First Guaranty Bancshares received $39.4 million preferred stock capital as a participant in the U.S. Treasury Department's Small Business Lending Fund (SBLF). Concurrent with this funding, we repaid all outstanding shares under the U.S. Treasury Capital Purchase Program. The SBLF funds will be used to fund small business loans. The initial dividend rate is 5.0% and can decrease to 1.0% if required loan growth is met.

First Guaranty Bancshares approved a 10% shareholder stock dividend effective February 24th, 2012. All financial statements in this report have been adjusted to reflect this dividend as consistent with generally accepted accounting principles. The per share dividend rate will remain at $0.16 per share.

The growth of our assets to $1.4 billion has continued to increase the level of expectations for our corporate finance department. As a billion dollar financial institution, the complexity of financial reporting has increased and the demands for planning have grown significantly. First Guaranty has embraced these challenges by adding the right staff, expanding training, developing new reporting systems and increasing efficiencies throughout the department.

First Guaranty's accounting division oversees internal information systems and verifies that all proper procedures and controls are followed. Bank Controller Eric Fuller manages the internal accounting for the Company. Eric joined the Company in early 2011, is a Certified Public Accountant and brings over 26 years of banking experience. Eric has started several initiatives to enhance our accounting information systems with the most significant being the purchase of Plansmith. This program allows our team to more easily create financial reports, develop and monitor our budget and provides an internal modeling ability to help us manage our balance sheet for interest rate and liquidity risk.

First Guaranty Bank is building a solid foundation for the future. Our goal is to strive for excellence in order to deliver increased shareholder value.



Eric J. Dosch
Chief Financial Officer, Treasurer and Secretary
FIRST GUARANTY BANCSHARES, INC.
Senior Vice President and Chief Financial Officer
FIRST GUARANTY BANK



Michael R. Sharp
President

The year 2011 featured some major accomplishments that in turn set the stage for outstanding future performance. Please note the following:

The acquisition of Greensburg Bancshares and the Bank of Greensburg was successfully completed and closed. This merger was quickly accretive to our earnings base. In addition, we expanded our market presence in the Parishes of Livingston and St. Helena.

In the early fall of 2011, we received funds from the U.S. Treasury Department's Small Business Lending Fund. These funds increased total capital by $17.6 million dollars. As a preferred lender with the Small Business Loan Fund, First Guaranty Bank will expand lending in the areas of commercial, industrial and agriculture.

During the course of the year, total past due and nonaccrual loans dropped from $52,358,000 to $28,404,000. Concurrent with this healthy reduction of non-performing assets, we ended the year with an allowance for loan loss of $8,879,000 which is 1.55% to the gross loan portfolio.

Report from the President

These three mission critical events have absolutely set the stage for attractive earnings growth and balance sheet enhancement going forward. However, we have also committed resources, money and time to the development of our employees. Our education and training investment increased by 40% in 2011 over 2010.

One of the losses modern corporate societies, structures and networks have suffered is the loss of a sense of community and discourse with the employee. At times interaction by and between co-workers is replaced by ruthless anonymity. Investing resources into training and good communication counters this loss. At First Guaranty Bank, we have instituted the FGB Banking School Academy. This is a six month process designed to train and expose our future corporate managers to various departments and aspects of the dynamics of banking. There is an old adage that states, "It takes an entire village to raise a child." At First Guaranty Bank, we believe it takes an entire Bank to properly train a manager. We are making this commitment to the long term value of our franchise.

The State of Louisiana unemployment rate and other economic indicators continue to improve. This bodes well for the statewide markets we serve.

In summary, we are well positioned to execute on and benefit from the opportunities at hand. Thank you for your investment in our corporate family.

Sincerely,

Michael R. Sharp

Michael R. Sharp
President
FIRST GUARANTY BANCSHARES, INC.
President
FIRST GUARANTY BANK



Larry A. Stark

Executive Vice President,
Guaranty Square

Report from the Executive Vice President

In keeping with the annual report theme, two numbers from the year's results stand out – the growth in total assets and in shareholders' equity. With banks, the foundational strength provided by shareholders' equity ultimately determines the limits of total asset growth, and asset growth fundamentally determines earnings growth.

Elsewhere in this report is a more complete discussion of the changes in First Guaranty Bancshares' balance sheet and I refer the reader to it for details. Succinctly, however, the Company's shareholders' equity and total assets increased 29% and 19.5%, respectively, for the year ending December 31. Given the condition of the nation's overall economy, especially, that performance may be fairly characterized as "strong".

In fact, since year-end 2008, shareholders' equity and total assets have increased 93% and 55% respectively over the four year period ending December 31, 2011. It is not a stretch to characterize the national economy during this same four year period as difficult – suggesting that First Guaranty's numbers have been generated in the face of considerable national economic headwind.

By comparison with selected national economic statistics, the Louisiana economy has fared well. In part, perhaps, because of the rebuilding following Hurricane Katrina, in part because the state's economy is heavily concentrated in energy production and energy related businesses. The state's job market is slowly improving thus far, with the job count back to pre-Katrina levels and the unemployment rate around the 7% level, comparatively much better than the country's greater than 8% unemployment rate. These numbers suggest that as Louisiana's economy continues to improve, the improvement may begin to generate an increase in loan demand in the local markets in which First Guaranty operates.

Finally, First Guaranty Bank also derives strength in numbers from its more than 270 directors and employees, who through their collective working effort may be said to generate the Company's numbers highlighted in the above comments.

Sincerely,

Larry A. Stark
Executive Vice President, Guaranty Square
FIRST GUARANTY BANK



Glenn A. Duhon, Sr.
Senior Vice President
Southwest Louisiana Division Manager

Report from the Senior Vice President and Banking Center Manager

The experience of our Southwest Louisiana banking centers in the agricultural lending industry continues to provide the intelligence to best serve our agriculture customers' needs. As our institution continues to be the regional leader in agricultural lending, we have also experienced an increase in numbers of other lending, including commercial lending.

Although some losses were incurred in 2011, First Guaranty was able to pay for the losses with a combination of reserves and profits. The majority of these losses resulted from loans which were not agriculturally related.

Southwest Louisiana sugar cane farmers realized good profits as a result of favorable crop yields and market prices. The amount of acreage in our area being cultivated for sugar cane is rising and our banking centers have been successful in obtaining this growing area of business. We have new customers and our current customers are expanding their operations.

Unfortunately, our area's rice farming operations continue to decline as a result of salt water intrusion, drought, low market prices, increasing fuel and other costs. The Federal government has begun to institute programs designed to improve levee maintenance in an attempt to improve the problems of salt water intrusion and to keep rice farmers in Southwest Louisiana. Hopefully these efforts will benefit our area, our customers and our business.

In 2011, the Jennings office increased deposits by $1.6 million and decreased loan volume by $4.9 million. The Abbeville Office increased deposits by $10.1 million and increased loan volume by $4.6 million. Combined, these two offices had an increase in deposits of $11.7 million and a decrease in loan volume of $300,000.

First Guaranty Bank's strength combined with the changes in agriculture should help to increase loan volume and profits, and decrease losses in years to come.

Sincerely,

Glenn A. Duhon, Sr.
Senior Vice President and Southwest Louisiana Division Manager
FIRST GUARANTY BANK

First Guaranty Bank | OFFICERS

EXECUTIVE

Alton B. Lewis, Jr. *
Vice Chairman of the Board and
Chief Executive Officer
Guaranty Square

Michael R. Sharp *
President
Guaranty Square

Larry A. Stark
Executive Vice President
Guaranty Square

Eric J. Dosch *
Senior Vice President and
Chief Financial Officer
Guaranty Square

CONTROLLER

Eric M. Fuller

*Officers of First Guaranty Bancshares, Inc.

SENIOR VICE PRESIDENTS

Glenn A. Duhon, Sr.
Southwest Louisiana
Regional Manager
Abbeville

Michael F. Lofaso
Southeast Louisiana
Regional Manager
Ponchatoula

VICE PRESIDENTS

Mark A. Bagwell
Thomas F. Brothers
Cheryl Q. Brumfield
Christopher O. Coker
Ronald W. Edmonds
Denise D. Fletcher
Bernadette Z. Kemp
Brenda K. Marks
Vera S. Matthews
William D. McCormick, Sr.
Evan M. Singer
J. Richard Stark
Christy L. Wells

ASSISTANT VICE PRESIDENTS

Edward P. Bertoniere
Pamela A. Carrico
Teri L. Duncan
Colleen B. Ebarb
Pamela A. Gaspard
Joyce N. Glass
Ludrick P. Hidalgo
Shirley P. Jones
Mikki M. Kelley
Robert M. Mizell
Ronald C. Pittman
Scott B. Schilling
Desiree B. Simmons
D. Lynn Westmoreland

OFFICERS

Rebecca G. Brown
Lance S. Davis
Vanessa R. Drew
Jeannette N. Ernst
Adam J. Johnston
Christopher W. McGhee
Michael A. Mosbey
Michael D. Knighten
V. Diane Patterson
Randy S. Vicknair

19.85%
growth in deposits over 2010

Strength in Numbers



Abbeville



Benton

Strength in Numbers has multiple meanings. First, it connotes First Guaranty Bank's strong year. Whether you review deposits, percentage growth in deposits, number of new locations, number of employees or number of customers, you will see strength. When you review the numbers – the balance sheet, the key to any company's true measure of strength and value – Strength in Numbers is apropos.

In addition to the balance sheet, First Guaranty Bank has 22 directors, 21 banking centers and a team of dedicated, experienced employees who truly care about their customers and providing shareholder value. At First Guaranty Bancshares, leadership has adopted a strength policy known as the fortress balance sheet and in 2011 made significant headway toward this strength goal.

$1,207,302,000
deposits

Concentration is the secret of strength in politics, in war, in trade, in short, in all the management of human affairs.

– Ralph Waldo Emerson

FIRST GUARANTY BANCSHARES, INC.

Another meaning of Strength in Numbers is that our financial department is well-versed in calculating these numbers. The CFO and his department reinforce the fortress balance sheet.

Finally, Strength in Numbers represents a team philosophy. Together, our shareholders, Board of Directors, customers and employees are, in essence, fortress cells which compose First Guaranty Bancshares. The institution is stronger because we enlist many on our side, all concentrating on achieving the same goals.

From a strategic management position, First Guaranty Bancshares is focused on cash and liquidity. A fortress balance sheet is a defensive measure to protect asset quality, fortify the balance sheet and return value to shareholders. The fortress balance sheet is our method used to protect the bank's financial health, position it for growth and protect equity. The bottom line of incorporating the fortress balance sheet is to have sufficient capital to withstand an economic downturn. Capital is the ultimate risk management tool.



Kentwood

4,266
commercial customers



Independence

At First Guaranty Bank, we invest in our employees. The importance of being number one in customer service is an important fortress cell of our strength. Training, enhancing the customer experience and building strong relationships are required.

First Guaranty Bank appreciates its customers and provides a complete financial offering. We invest in the community and give back in the form of financial support and volunteer efforts. In addition to being number one in customer service, we strive to be an effective and productive member of each community we serve.

At First Guaranty Bancshares, Strength in Numbers, with our fortress balance sheet, impressive board, strong management team and employees – we all work in tandem to create value and strengthen our position and enhance value to shareholders and customers.

Thank you for banking with us.

37,170
personal/consumer customers

Community Commitment

In 2011, First Guaranty Bank contributions for community support exceeded $241,395.



Laura Dampeer presented Judy Dettwiller, Ponchatoula Junior High PTSA with funding to purchase TI calculators for students.



Donation to Coach Kevin McCabe, Head Coach of the Independence High School Boys Basketball Team.



Mike Sharp, Lynn Horgan, Director of Development at Southeastern Louisiana University, Rick Settoon, Director of SLU Channel and Alton Lewis present contribution to the SLU Channel.



Eric Dosch of First Guaranty Bank donating to the Boy Scouts. Pictured with Eric is Philip A. Territo, Chappepeela District Executive, OA Staff Advisor, Summer Camp Director, Istrouma Area Council, Boy Scouts of America.



Cheryl Brumfield, Pamela Brazil, Karen Paille, Kathy Lamarca, Teacher at Mater Dolorosa Catholic School, Letha Cook (left of Karen), Director of Regina Coeli Central Tangipahoa Head Start in Independence and Mayor Michael Ragusa.



Sammy Lejeune presenting a check to the Mayor of Lake Arthur, Robbie Bertrand, for the sponsorship of 12 & under softball team.



Sir Knight Michael Ralph Grand Knight, past grand knight and Chairman, Mike Perise, representative of First Guaranty Bank, Jeannette Ernst, Sir Knight Charles Cochran Lecturer top solicitor.

A

Agape Charity House for Kids
America Legion Auxiliary Post #47
American Legion Post #141 (Vivian)
Amite Chamber of Commerce
AARP – Hammond Chapter #3343
American Cancer Society
Amite Area Youth Sports Association
Area Churches Team Services Inc.
Autrey House Museum

B

Baptist Associations of SE Louisiana
Benton High School
Benton High School Sports Promotion Network
Bernice Industrial Development Council
Bethel Christian School
Big Brother & Big Sisters SWLA
Bossier Restoration Foundation
Boy Scouts of America

C

CASA Services, Inc.
Central Tangipahoa Head Start
Champ Cooper Junior High School
Christmas on Caddo
City Court of Hammond
City of Ponchatoula
City of Walker Utility Department
Claiborne Academy
Claiborne Chamber of Commerce
Claiborne Charity Inc.
Claiborne NAACP
Claiborne Parish Fair
Claiborne Parish 4-H Foundation
Claiborne Parish Police Jury
Claiborne Scholars Committee
Coastal Conservation Association
Copy Cat Printing Company
Corney Creek Long Spurs
Creative Cajun Cooking Inc.

D

Downtown Development District
Dubach High School
Dubach Restoration and Beautification Organization
Ducks Unlimited

F

Herbert S. Ford Memorial Museum
Friendship Baptist Church of Amite

G

Girl Scouts Council of SE Louisiana
Gusher Days

First Guaranty Bank is committed to our local communities. Listed are the institutions and associations that we have assisted with contributions during the year. Community Contributions are a priority budget item for our Bank.

At First Guaranty Bank, our goal is to leave the communities we serve better than we found them.

Coat Drive, held September 1st through October 14th, sponsored by First Guaranty Bank Independence Banking Center and the Town of Independence. We collected 347 coats.



Pamela Brazil and Officer Lisa Weinstein of Independence Police Department.





Donation for City of Ponchatoula Christmas Lighting. City employees, Rhonda Sheridan, Carleen Ott, Sue Davis, and Denise Fletcher, First Guaranty Bank.


WHAT PART OF
"GO AWAY"
DON'T YOU
UNDERSTAND?

Cheryl Brumfield, Frances Seymore, President of the House of Serenity Homeless Shelter in Ponchatoula and a resident of the House of Serenity Homeless Shelter.



Cheryl Brumfield, Charlynn Liuzza, Principal of Independence High School and students of Independence High School. The school collected over 100 coats for the Coat Drive.

H

Hamond Area Recreation Department
Hammond Chamber of Commerce
Hammond Fraternal Order of Police Lodge #34
Hammond Junior High School
Hammond High School
Hammond High School Football Boosters
Hammond Police Union Local #345
Hammond Regional Arts Center
Haynesville High School
Haynesville Lions Club
Hico Elementary School
Homer High School

I

Independence High School
Independence Summer Baseball
Independence Sicilian Heritage Festival

J

Jeff Davis 4-H Foundation
Jeff Davis Business Alliance
Jeff Davis Rice Growers Association
Jennings High School
Jennings High School Jazzers
Jewel M. Sumner High School

K

Kentwood Baseball/Softball Association
Kentwood Rotary Club
Kiwanis Club of Amite
Kiwanis Club of Denham Springs
Kiwanis Club of Hammond
Knights of Columbus of Amite
Knights of Columbus

L

Lake Arthur Fire Department
Lake Claiborne Inc.
Lallie Kemp Foundation
Land Trust for Southeast Louisiana
Charlie Landry Memorial
Live Oak High School
Livingston Fire Protection District #2 Volunteer Fire Department
Livingston Parish Chamber of Commerce
Loranger High School


Pay to the Order of Ragin' Cajun Athletics
Twenty Thousand Dollars
Memo
First Guaranty Bank

Randy Vicknair, Sammy Lejeune, Tonya Peterson all of FGB, along with Scott Farmer, Director of Athletics and Gerald Hebert Athletic Development Coordinator with University of Lafayette.

Community Commitment



Laura Dampeer handing Fire Chief Leslie Fletcher donation from First Guaranty Bank for the Ponchatoula Volunteer Fire Department 2011 Fund Drive.


Live Oak

Josh Prejean handed off the Live Oak High Gold Sponsorship to sponsor the athletic programs at Live Oak High School. In the picture are Tracy McRae, Principal, Josh Prejean and Kathy Aucoin. Eagle Backers Liaison.



Ray Naquin, Marcus Naquin and Michael Sharp making a donation to St. Vincent DePaul.



A presentation to the Lallie Kemp Foundation for the Fall Festival held on September 24th in downtown Independence. Included in the photo left to right are Sherre Pack-Hookfin, Chief Executive Officer of LSU-Lallie Kemp Medical Center, Cheryl Brumfield, First Guaranty Bank and Lisa Bruhl, Chief Operating Officer.



Cheryl Brumfield and José Beccera, Principal of St. Thomas Aquinas Catholic School. FGB made a donation to support the Lobster Bash held on November 12, 2011.



Lynn Westmoreland presenting check to Mayor Font and The Town of Walker for the playground equipment at Punk Smith Park.


FIRST
GUARANTY
BANK

The Denham Springs and Walker branches joined together to help fight cancer by participating in the Livingston Parish Relay for Life event held May 6 at the Denham Springs High School football field. The two branches raised money through jean days for employees and selling popcorn, jambalaya and cold drinks at the Relay for Life event. Employees participating in the event were Monica Young, Sheila Lofton and Lynn Westmoreland of the Walker Branch and Ludrick Hidalgo, Michelle Gehling and Sharon Moore of the Denham Springs Branch.

Louisiana Children's Discovery Center
Louisiana Lions Eye Foundation
Louisiana Oil & Gas Museum Foundation
LSU Ag Center
LSU Foundation

M

March of Dimes
Mary Bird Perkins Cancer Center
Mater Dolorosa School
Minden Charity Classic Inc.
Monterey Country Club/Monterey Golf Classic
Richard Murphy Hospice Foundation

N

National Kidney Foundation
North Caddo Magnet High School
North Caddo Medical Center Foundation
Northshore Technical Community College

O

Oak Forest Academy
Operation We Care
Options, Inc.

P

Piney Hills Riding Club
Ponchatoula Area Recreation District #1
Ponchatoula Chamber of Commerce
Ponchatoula Junior High
Ponchatoula High School
Ponchatoula High School Baseball Boosters
Ponchatoula High School Basketball Boosters
Ponchatoula High School Soccer Booster Club Inc.
Ponchatoula Lions Club
Ponchatoula Volunteer Fire Department
Ponchatoula Youth Baseball/Softball Organization



Mike Sharp, President of First Guaranty Bank (l) and Alton Lewis, CEO of First Guaranty Bank (r) present Katherine Mott of the Girl Scouts a contribution to be used towards the Girl Scouts' Annual Camp to be held at Whispering Pines in Independence, Louisiana.



Mona Fontenot presenting a check to Uvonne Domingue of the Jennings High School Safe & Sober After-Graduation Party.



North Louisiana Director Phillip Fincher presenting a check for renewal of FGB's Ford Museum Membership to Mrs. Linda Volentine, director of the museum.



Donation to Coach Kovi Dillon, Head Coach of the Independence High School Girls Basketball Team.



Mike Sharp, Lynn Horgan, Director of Development at Southeastern Louisiana University, Alton Lewis.



Mike Sharp, Jeannette Ernst, Guy Recotta and Alton Lewis -- Louisiana High School Girls' Basketball Semi-Finals.

S

St. Andrews Mission Inc.
St. Helena Central High School
St. Helena Elementary PTO
St. Helena Parish Police Jury
St. Helena Forestry Association
St. Joseph Catholic School
St. Thomas Aquinas High School
Tom Sharp Memorial – SLU
Society of St. Vincent de Paul
SLU Alumni Association
SLU Athletic Association
SLU College of Business
SLU Columbia Theatre for the Arts
SLU Development Foundation
Special Olympics Louisiana
Summerfield High School

T

Tangipahoa African American Heritage Museum & Black Veterans Archive
Tangipahoa Parish School System Talented Theatre
Tangipahoa Parish Sheriff's Office
TARC
Tiger Athletic Foundation
Town of Amite City
Town of Bernice
Town of Homer
Town of Kentwood
Town of Lake Arthur
Town of Oil City
Turner Chapel AME Church

U

Union Chapel AME Church
United Way – Tangipahoa Parish
University of Louisiana at Lafayette Foundation

V

Vivian Athletic Association
Vivian Middle School
Vivian Police Department

W

Walker High School
Welsh High School


PONCHATOULA AREA

Ponchatoula Area Recreation Department Dr. Bill Wheat accepted the check on behalf of PARD from Denise Fletcher and Mike Lofaso of Ponchatoula.



Cheryl Brumfield with Coach Errol Gauff, Head Coach of the St. Thomas Aquinas Boys Basketball Team. We made a donation to the Veritas Challenge Tournament. The St. Thomas Girls and Boys Basketball Teams participated in the tournament that will be held November 21st - 23rd at St. Thomas.

$573,100,000
total loans

Our Mission

The mission of First Guaranty Bank and First Guaranty Bancshares is to increase shareholder value while providing financial services for and contributing to the growth and welfare of the communities we serve.

Our Values & Goals



Customers. We believe that every customer is our most important customer. We endeavor to provide levels of service that exceed their expectations.

Employees. We believe that our employees are our greatest asset as demonstrated in their professionalism and dedication. We encourage open communication and strive to cultivate an entrepreneurial environment in which our employees feel highly responsible for the performance of the Company. We believe in an environment where they will contribute new ideas and innovations that will help both us and them excel.

Stockholders. We seek to enhance stockholder value by continually improving the quality of assets, growth in earnings, return on equity and dividend payout.

Community. We strive to be a socially responsible corporate citizen by supporting community activities and encouraging employees to be actively involved in our communities. We are committed to the success of the communities that we serve, the same communities our employees call home. Our goal is to participate in making our communities better places in which to live, work and play.

Core Deposits

Dollars, in millions

Core Deposits		2011	2010
1.	Vivian	$ 31	$ 30
2.	Oil City	21	21
3.	Benton	40	44
4.	Haynesville	18	19
5.	Homer	44	49
6.	Dubach	28	33
7.	Jennings	38	36
8.	Abbeville	57	50
9.	Greensburg	41	n/a
10.	Montpelier	6	n/a
11.	Watson	4	n/a
12.	Denham Springs	52	28
13.	Walker	28	22
14.	Kentwood*	34	26
15.	Amite	67	70
16.	Independence	24	21
17.	Main Office	111	106
18.	Guaranty West	34	33
19.	Ponchatoula*	75	70
TOTAL		$753	$658


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
49
10
12
55

*Kentwood West is included in the Kentwood data and Berryland is included with Ponchatoula data.

Locations

in Louisiana

269
employees

1. Vivian
2. Oil City
3. Benton
4. Haynesville
5. Homer
6. Dubach
7. Jennings
8. Abbeville
9. Greensburg
10. Montpelier
11. Watson
12. Denham Springs
13. Walker
14. Kentwood
15. Kentwood West
16. Amite
17. Independence
18. Main Office
19. Guaranty West
20. Berryland
21. Ponchatoula



20
49
10
12
55

FIRST GUARANTY BANK

Banking Centers

SOUTH LOUISIANA

Abbeville Banking Center
(337) 893-1777
(800) 306-3276
799 West Summers Drive
Abbeville, LA 70510

Amite Banking Center
(985) 748-5111
100 East Oak Street
Amite, LA 70422

Denham Springs Banking Center
(225) 791-7964
2231 South Range Avenue
Denham Springs, LA 70726

Greensburg Banking Center
(225) 222-6101
(800) 227-6101
6151 Highway 10
Greensburg, LA 70441



Abbeville


FIRST GUARANTY BANK

Amite



Denham Springs



Greensburg

4
new locations



Guaranty Square



Guaranty West



Independence



Jennings

Guaranty Square
(985) 375-0300 or (985) 345-7685
(888) 375-3093
400 East Thomas Street
Hammond, LA 70401

Guaranty West
(985) 375-0371
2111 West Thomas Street
Hammond, LA 70401

Independence Banking Center
(985) 878-6777
455 West Railroad Avenue
Independence, LA 70443

Jennings Banking Center
(337) 824-1712
500 North Cary
Jennings, LA 70546


FIRST
GUARANTY
BANK

Kentwood Banking Center
(985) 229-3361
301 Avenue F
Kentwood, LA 70444

Kentwood West
(985) 229-6101
723 Avenue G
Kentwood, LA 70444

Montpelier Banking Center
(225) 777-4304
35651 Highway 16
Montpelier, LA 70422



Kentwood



Kentwood West



Montpelier



Walker



Vivian

21
banking centers



Ponchatoula



Walker


FIRST
GUARANTY
BANK

Watson

NORTH LOUISIANA


FIRST
GUARANTY
BANK

Benton

Ponchatoula
(985) 386-2000
195 North 6th Street
Ponchatoula, LA 70454

Berryland
(985) 386-5430
105 Berryland Shopping Center
Ponchatoula, LA 70454
(not pictured)

Walker Banking Center
(225) 664-5549
29815 Walker Road South
Walker, LA 70785

Watson Banking Center
(225) 665-0400
33818 Highway 16
Denham Springs, LA 70706

NORTH LOUISIANA

Benton Banking Center
(318) 965-2221
189 Burt Boulevard
Benton, LA 71006

Dubach Banking Center
(318) 777-3461
117 East Hico Street
Dubach, LA 71235

Haynesville Banking Center
(318) 624-1171
10065 Highway 79
Haynesville, LA 71038

Homer Banking Center
(318) 927-3000
401 North 2nd Street
Homer, LA 71040

Oil City Banking Center
(318) 995-6682
126 South Highway 1
Oil City, LA 71061

Vivian Banking Center
(318) 375-3202
102 East Louisiana Avenue
Vivian, LA 71082

Service 24 ATM Locations

SOUTH LOUISIANA

Abbeville, LA
799 West Summers Drive

Amite, LA
100 East Oak Street
1014 West Oak Street

Denham Springs, LA
2231 South Range Avenue

Greensburg
6151 Hwy. 10

Hammond, LA
1201 West University Avenue
2111 West Thomas Street
400 East Thomas
North Oaks Medical Center –
4 Medical Center Drive
North Oaks Rehabilitation Center –
1900 South Morrison Boulevard

Independence, LA
455 Railroad Avenue

Jennings, LA
500 North Cary

Kentwood, LA
723 Avenue G

Livingston, LA
(LPMC) Livingston Parish Medical Center
17199 Spring Ranch Rd.

Loranger, LA
19518 Highway 40

Montpelier
35651 Hwy. 16

Ponchatoula, LA
105 Berryland Shopping Center
195 North 6th Street

Robert, LA
Robert's Supermarket -
22628 Highway 190

Walker, LA
29815 Walker Road South

Watson
33818 Hwy. 16

NORTH LOUISIANA

Benton, LA
189 Burt Boulevard

Dubach, LA
117 East Hico Street

Haynesville, LA
10065 Highway 79

Homer, LA
401 North 2nd Street
Homer Memorial Hospital –
620 East College

Oil City, LA
126 South Highway 1

Vivian, LA
102 East Louisiana Avenue



Dubach



Haynesville



Homer


FIRST
GUARANTY
BANK

Oil City



Vivian

Total Assets
(in millions)

1994	$168	2003	$485
1995	$184	2004	$607
1996	$198	2005	$714
1997	$253	2006	$715
1998	$282	2007	$808
1999	$547	2008	$871
2000	$475	2009	$931
2001	$431	2010	$1,133
2002	$435	2011	$1,354



1500
1200
900
600
300
0
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11

Common Stockholders' Equity
(in millions)

1994	$11	2003	$46
1995	$13	2004	$52
1996	$15	2005	$54
1997	$20	2006	$59
1998	$23	2007	$66
1999	$51	2008	$65
2000	$45	2009	$74
2001	$39	2010	$77
2002	$41	2011	$87



100
80
60
40
20
0
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11

Common Stockholders' Equity is defined as Total Stockholders' Equity minus all Preferred stock equity.

Net Income
(in millions)

1994	$1.7	2003	$7.0
1995	$2.1	2004	$8.6
1996	$3.3	2005	$6.0
1997	$3.4	2006	$8.4
1998	$3.7	2007	$9.8
1999	$2.9	2008	$5.5
2000	$4.4	2009	$7.6
2001	$6.0	2010	$10.0
2002	$3.5	**2011**	**$8.0**



10
8
6
4
2
0
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11

Total Deposits
(in millions)

1994	$154	2003	$376
1995	$168	2004	$481
1996	$179	2005	$633
1997	$223	2006	$626
1998	$257	2007	$723
1999	$461	2008	$780
2000	$410	2009	$800
2001	$358	2010	$1,007
2002	$361	**2011**	**$1,207**



1500
1200
900
600
300
0
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11

Loans, net of unearned income

(in millions)

1994	$114	2003	$381
1995	$118	2004	$456
1996	$126	2005	$492
1997	$155	2006	$507
1998	$177	2007	$575
1999	$263	2008	$606
2000	$309	2009	$590
2001	$340	2010	$576
2002	$354	**2011**	**$573**


800
700
600
500
400
300
200
100
0
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11

Investments

(in millions)

1994	$ 32	2003	$ 59
1995	$ 35	2004	$107
1996	$ 50	2005	$175
1997	$ 67	2006	$158
1998	$ 73	2007	$142
1999	$212	2008	$139
2000	$117	2009	$262
2001	$ 57	2010	$482
2002	$ 35	**2011**	**$633**


800
700
600
500
400
300
200
100
0
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11

Banks Headquartered in Louisiana | *Ranked by Asset Size as of December 31, 2011*

1.	Whitney Bank	New Orleans
2.	Iberiabank	Lafayette
3.	Community Trust Bank	Choudrant
4.	First NBC Bank	New Orleans
5.	MidSouth Bank, National Association	Lafayette
6.	**First Guaranty Bank**	**Hammond**
7.	Red River Bank	Alexandria
8.	Home Bank	Lafayette
9.	Fidelity Homestead Savings Bank	New Orleans
10.	Gulf Coast Bank and Trust Company	New Orleans
11.	First National Banker's Bank	Baton Rouge
12.	Teche Federal Bank	New Iberia
13.	First Bank and Trust	New Orleans
14.	First Federal Bank of Louisiana	Lake Charles
15.	First American Bank and Trust	Vacherie
16.	Sabine State Bank and Trust Company	Many
17.	Citizens National Bank, N.A.	Bossier City
18.	Business First Bank	Baton Rouge
19.	Crescent Bank & Trust	New Orleans
20.	The Evangeline Bank and Trust Company	Ville Platte
21.	Ouachita Independent Bank	Monroe
22.	Liberty Bank and Trust Company	New Orleans
23.	Jeff Davis Bank & Trust Company	Jennings
24.	Concordia Bank & Trust Company	Vidalia
25.	The Peoples State Bank	Many
26.	American Gateway Bank	Port Allen
27.	Progressive Bank	Winnsboro
28.	Resource Bank	Covington
29.	South Louisiana Bank, Houma, Louisiana	Houma
30.	Community Bank	Raceland
31.	Community Bank of Louisiana	Mansfield
32.	Fifth District Savings Bank	New Orleans
33.	St. Martin Bank and Trust Company	St. Martinville
34.	Synergy Bank	Houma
35.	Metairie Bank & Trust Company	Metairie
36.	Coastal Commerce Bank	Houma
37.	Cottonport Bank	Cottonport
38.	Bank of Commerce & Trust Co.	Crowley
39.	Cross Keys Bank	Saint Joseph
40.	Gulf Coast Bank	Abbeville
41.	M C Bank & Trust Company	Morgan City
42.	Bank of New Orleans	Metairie
43.	Rayne State Bank & Trust Company	Rayne
44.	Investar Bank	Baton Rouge
45.	Merchants & Farmers Bank & Trust Company	Leesville
46.	Southern Heritage Bank	Jonesville
47.	First National Bank of Louisiana	Crowley
48.	MBL Bank	Minden
49.	Gibsland Bank & Trust Company	Gibsland
50.	St. Landry Bank and Trust Company	Opelousas
51.	Home Federal Bank	Shreveport
52.	St Landry Homestead Federal Savings Bank	Opelousas
53.	City Bank & Trust Co.	Natchitoches
54.	Community First Bank	New Iberia
55.	Farmers-Merchants Bank & Trust Company	Breaux Bridge
56.	State-Investors Bank	Metairie
57.	Citizen's Bank	Ville Platte
58.	Citizens Savings Bank	Bogalusa
59.	The Union Bank	Marksville
60.	Richland State Bank	Rayville
61.	Delta Bank	Vidalia
62.	Citizens Bank & Trust Company	Plaquemine
63.	Iberville Bank	Plaquemine
64.	City Savings Bank & Trust Company	Deridder
65.	Bank of Coushatta	Coushatta
66.	Patterson State Bank	Patterson
67.	The First National Bank of Jeanerette	Jeanerette
68.	First National Bank	Arcadia
69.	United Community Bank	Gonzales
70.	Bank of Zachary	Zachary
71.	Tri-Parish Bank	Eunice
72.	First National Bank in DeRidder	De Ridder
73.	Bank of Montgomery	Montgomery
74.	Florida Parishes Bank	Hammond
75.	Peoples Bank and Trust Company of Pointe Coupee Parish	New Roads
76.	Bank of Abbeville & Trust Company	Abbeville
77.	Mississippi River Bank	Belle Chasse
78.	South Lafourche Bank & Trust Company	Larose
79.	American Bank & Trust Company	Opelousas
80.	The Bank	Jennings
81.	Citizens Bank & Trust Company of Vivian, Louisiana	Vivian
82.	Homeland Federal Savings Bank	Columbia
83.	First National Bank USA	Boutte
84.	The Highlands Bank	Jackson
85.	Fidelity Bank	Baton Rouge
86.	Guaranty Bank	Mamou
87.	Bank of Winnfield & Trust Company	Winnfield
88.	Tensas State Bank	Newellton
89.	Franklin State Bank & Trust Company	Winnsboro
90.	Guaranty Bank & Trust Company of Delhi, Louisiana	Delhi
91.	Guaranty Bank and Trust Company	New Roads
92.	Marion State Bank	Marion
93.	Winnsboro State Bank & Trust Company	Winnsboro
94.	Jonesboro State Bank	Jonesboro
95.	Washington State Bank	Washington
96.	Plaquemine Bank & Trust Company	Plaquemine
97.	Vermilion Bank & Trust Company	Kaplan
98.	Anthem Bank & Trust	Plaquemine
99.	State Bank & Trust Company	Golden Meadow
100.	First Community Bank	Hammond
101.	Feliciana Bank & Trust Company	Clinton
102.	Exchange Bank and Trust Company, Natchitoches, Louisiana	Natchitoches
103.	Bank of Sunset and Trust Company	Sunset
104.	American Bank & Trust Company	Covington
105.	Citizens Bank & Trust Company	Covington
106.	Bank of Ruston	Ruston
107.	Landmark Bank	Clinton
108.	Catahoula - LaSalle Bank	Jonesville
109.	St Tammany Homestead Savings and Loan Association	Covington
110.	Bank of St. Francisville	Saint Francisvill
111.	Caldwell Bank & Trust Company	Columbia
112.	Eureka Homestead	Metairie
113.	Kaplan State Bank	Kaplan
114.	Bank of Louisiana	New Orleans
115.	Union Savings and Loan Association	New Orleans
116.	Hibernia Bank	New Orleans
117.	Bank of Erath	Erath
118.	Farmers State Bank & Trust Co.	Church Point
119.	Teche Bank & Trust Co.	Saint Martinvill
120.	Bank of Gueydan	Gueydan
121.	Colfax Banking Company	Colfax
122.	Citizens Progressive Bank	Columbia
123.	Jackson Parish Bank	Jonesboro
124.	Bank of Jena	Jena
125.	The Vernon Bank	Leesville
126.	Bank of Ringgold	Ringgold
127.	Rayne Building and Loan Association	Rayne
128.	The Bank of Commerce	White Castle
129.	Simmesport State Bank	Simmesport
130.	Hodge Bank & Trust Company	Hodge
131.	Lakeside Bank	Lake Charles
132.	Beauregard FSB	Deridder
133.	First National Bank of Benton	Benton
134.	Bank of Maringouin	Maringouin
135.	Bank of Oak Ridge	Oak Ridge
136.	Basile State Bank	Basile
137.	Commercial Capital Bank	Delhi
138.	Church Point Bank and Trust Company	Church Point
139.	The Mer Rouge State Bank	Mer Rouge
140.	Abbeville Building & Loan (A State-Chartered Savings Bank)	Abbeville
141.	Progressive National Bank of DeSoto Parish	Mansfield
142.	Mutual Savings and Loan Association	Metairie
143.	Tri-State Bank and Trust	Haughton
144.	Sicily Island State Bank	Sicily Island
145.	Peoples Bank	Chatham
146.	West Carroll Community Bank	Oak Grove

Real strength never impairs beauty or harmony, but it often bestows it; and in everything imposingly beautiful, strength has much to do with the magic.

– Herman Melville, Moby Dick, chapter 86 The Tail, 1851

Financial Table of Contents

Financial Table of Contents

	At or For the Years Ended December 31,				
	2011	2010	2009	2008	2007
	(in thousands except for percentages)				
Year End Balance Sheet Data:					
Securities	**$ 633,163**	$ 481,961	$ 261,829	$ 139,162	$ 142,068
Federal funds sold	**68,630**	9,129	13,279	838	35,869
Loans, net of unearned income	**573,100**	575,640	589,902	606,369	575,256
Allowance for loan losses	**8,879**	8,317	7,919	6,482	6,193
Total assets	**1,353,866**	1,132,792	930,847	871,233	807,994
Total deposits	**1,207,302**	1,007,383	799,746	780,372	723,094
Borrowings	**15,423**	12,589	31,929	18,122	13,494
Stockholders' equity	**126,602**	97,938	94,935	65,487	66,355
Common stockholders' equity	**87,167**	76,963	74,165	65,487	66,355
Average Balance Sheet Data:					
Securities	**$ 555,808**	$ 342,589	$ 245,952	$ 127,586	$ 152,990
Federal funds sold	**23,172**	11,007	24,662	17,247	8,083
Loans, net of unearned income	**582,687**	593,429	599,609	600,854	543,946
Total earning assets	**1,191,400**	964,039	906,158	752,093	712,212
Total assets	**1,230,587**	1,015,681	948,556	797,024	751,237
Total deposits	**1,103,355**	883,440	842,274	707,114	658,456
Borrowings	**12,742**	27,324	22,907	16,287	23,450
Stockholders' equity	**108,321**	99,575	77,135	67,769	63,564
Common stockholders' equity	**82,225**	79,245	70,055	67,769	63,564
Performance Ratios:					
Return on average assets	**0.65%**	0.99 %	0.80 %	0.69 %	1.30 %
Return on average common equity	**9.77%**	12.65 %	10.84 %	8.13 %	15.37 %
Return on average tangible assets [1]	**0.65%**	0.99 %	0.80 %	0.69 %	1.30 %
Return on average tangible common equity [2]	**10.12%**	12.95 %	11.14 %	8.77 %	16.47 %
Net interest margin	**3.31%**	3.96 %	3.57 %	4.25 %	4.79 %
Average loans to average deposits	**52.81%**	67.17 %	71.19 %	84.97 %	82.61 %
Efficiency ratio	**56.77%**	56.20 %	60.80 %	70.73 %	55.80 %
Efficiency ratio (excluding amortization of intangibles and securities transactions)	**60.29%**	59.25 %	61.99 %	61.20 %	54.59 %
Full time equivalent employees (year end)	**269**	246	230	225	222

(1) Average tangible assets represent average assets less average core deposit intangibles.

(2) Average tangible equity represents average equity less average core deposit intangibles.

	At or For the Years Ended December 31,				
	2011	2010	2009	2008	2007
	(in thousands except for percentages and share data)				
Capital Ratios:					
Average stockholders' equity to average assets	**8.80%**	9.80%	8.13%	8.50%	8.46%
Average tangible equity to average tangible assets (1),(2)	**8.65%**	9.64%	7.95%	8.25%	8.31%
Common stockholders' equity to total assets	**6.44%**	6.79%	7.97%	7.52%	8.21%
Tier 1 leverage capital consolidated	**9.03%**	8.69%	9.58%	7.88%	7.38%
Tier 1 capital consolidated	**13.71%**	11.98%	11.90%	9.19%	10.13%
Total risk-based capital consolidated	**14.75%**	13.03%	12.97%	10.11%	11.09%
Income Data:					
Interest income	**$ 54,609**	$ 51,390	$ 47,191	$ 47,661	$ 55,480
Interest expense	**15,118**	13,223	14,844	15,881	21,934
Net interest income	**39,491**	38,167	32,347	31,780	33,546
Provision for loan losses	**10,187**	5,654	4,155	1,634	1,918
Noninterest income (excluding securities transactions)	**7,839**	6,741	5,909	5,689	5,176
Securities (losses) gains	**3,531**	2,824	2,056	(1)	(478)
Loss on securities impairment	**(97)**	-	(829)	(4,611)	-
Noninterest expense	**28,821**	26,827	24,007	23,241	21,341
Earnings before income taxes	**11,756**	15,251	11,321	7,982	14,985
Net income	**8,033**	10,025	7,595	5,512	9,772
Net income available to common shareholders	**6,057**	8,692	7,001	5,512	9,772
Per Common Share Data:					
Net earnings	**$ 0.98**	$ 1.42	$ 1.14	$ 0.90	$ 1.60
Cash dividends paid	**0.58**	0.58	0.58	0.58	0.57
Book value	**13.85**	12.58	12.13	10.71	10.85
Dividend payout ratio	**59.60%**	40.94%	50.82%	64.53%	35.85%
Weighted average number of shares outstanding	**6,205,652**	6,115,608	6,115,608	6,115,608	6,115,608
Number of shares outstanding (year end)	**6,294,227**	6,115,608	6,115,608	6,115,608	6,115,608
Market data:					
High	**$ 17.51**	$ 16.93	$ 22.73	$ 22.73	$ 22.09
Low	**$ 12.05**	$ 15.45	$ 10.91	$ 22.09	$ 21.29
Trading Volume	**625,197**	199,488	181,925	405,299	1,017,161
Stockholders of record	**1,407**	1,361	1,356	1,343	1,293
Asset Quality Ratios:					
Nonperforming assets to total assets	**2.13%**	2.73%	1.68%	1.14%	1.39%
Nonperforming assets to loans	**5.04%**	5.38%	2.65%	1.63%	1.95%
Loan loss reserve to nonperforming assets	**30.73%**	26.86%	50.68%	65.46%	55.26%
Net charge-offs to average loans	**1.65%**	0.89%	0.45%	0.22%	0.50%
Provision for loan loss to average loans	**1.75%**	0.95%	0.69%	0.27%	0.35%
Allowance for loan loss to total loans	**1.55%**	1.44%	1.34%	1.07%	1.08%

Share and per share amounts have been restated to reflect the ten percent stock dividend paid February 24, 2012 to stockholders of record as of February 17, 2012.

(1) Average tangible assets represents average assets less average core deposit intangibles.

(2) Average tangible equity represents average equity less average core deposit intangibles.

Introduction

The following management discussion and analysis is intended to highlight the significant factors affecting the Company's financial condition and results of operations presented in the consolidated financial statements included in this Annual Report. This discussion is designed to provide readers with a more comprehensive view of the operating results and financial position than would be obtained from reading the consolidated financial statements alone. Reference should be made to those statements for an understanding of the following review and analysis.

First Guaranty Bancshares, Inc. is a bank holding company headquartered in Hammond, Louisiana with one wholly-owned subsidiary, First Guaranty Bank. First Guaranty Bank is a Louisiana state-chartered commercial bank with 21 banking facilities including one drive-up only facility, located throughout southeast, southwest and north Louisiana. Our recently completed merger with Greensburg Bancshares brought three new branch locations in Montpelier, Greensburg and Watson, Louisiana and increases the Company's market share in Kentwood, Louisiana. The Company emphasizes personal relationships and localized decision making to ensure that products and services are matched to customer needs. The Company competes for business principally on the basis of personal service to customers, customer access to officers and directors and competitive interest rates and fees.

Special Note Regarding Forward-Looking Statements

Congress passed the Private Securities Litigation Act of 1995 in an effort to encourage corporations to provide information about a Company's anticipated future financial performance. This act provides a safe harbor for such disclosure, which protects us from unwarranted litigation, if actual results are different from Management expectations. This discussion and analysis contains forward-looking statements and reflects Management's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "may," "should," "expect," "anticipate," "intend," "plan," "continue," "believe," "seek," "estimate" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of factors and uncertainties, including, changes in general economic conditions, either nationally or in our market areas, that are worse than expected; competition among depository and other financial institutions; inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments; adverse changes in the securities markets; changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements; our ability to enter new markets successfully and capitalize on growth opportunities; our ability to successfully integrate acquired entities, if any; changes in consumer spending, borrowing and savings habits; changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission and the Public Company Accounting Oversight Board; changes in our organization, compensation and benefit plans; changes in our financial condition or results of operations that reduce capital available to pay dividends; and changes in the financial condition or future prospects of issuers of securities that we own, which could cause our actual results and experience to differ from the anticipated results and expectations, expressed in such forward-looking statements.

2011 Financial Overview

Financial highlights for 2011 and 2010 are as follows:

- All share and per share data has been adjusted to reflect a ten percent pro rata common stock dividend paid February 24, 2012.
- Net income for the year end of 2011 and 2010 was $8.0 million and $10.0 million, respectively. Net income to common shareholders after preferred stock dividends was $6.1 million and $8.7 million for the year end of 2011 and 2010, with earnings per common share of $0.98 and $1.42, respectively. The decrease in net income for 2011 was primarily the result of an increase of $4.5 million in loan loss provision expense.
- On July 1, 2011 the Company completed the acquisition of Greensburg Bancshares, Inc. and its wholly-owned subsidiary Bank of Greensburg. This acquisition added four branches, $78.0 million in deposits and $63.0 million in loans.
- Net interest income for 2011 was $39.5 million which was an increase of $1.3 million from 2010 of $38.2 million. The net interest margin was 3.3% for 2011 compared to 4.00% for 2010.
- The provision for loan losses for 2011 was $10.2 million compared to $5.7 million for 2010.
- Total assets at December 31, 2011 were $1.4 billion, an increase of $221.2 million or 19.5% when compared to $1.1 billion at December 31, 2010. The increase in assets came from the Greensburg acquisition and organic deposit growth that was primarily invested in securities.
- Investment securities totaled $633.2 million at December 31, 2011, an increase of $151.2 million when compared to $482.0 million at December 31, 2010. At December 31, 2011, available for sale securities, at fair value, totaled $520.5 million, an increase of $198.4 million when compared to $322.1 million at December 31, 2010. At December 31, 2011, held to maturity securities, at amortized cost, totaled $112.7 million, a decrease of $47.2 million when compared to $159.8 million at December 31, 2010. The decrease in held to maturity securities was due to bonds called by the issuer prior to maturity.
- The net loan portfolio at December 31, 2011 totaled $564.2 million, a net decrease of $3.1 million from the December 31, 2010 net loan portfolio of $567.3 million. Net loans are reduced by the allowance for loan losses which totaled $8.9 million at December 31, 2011 and $8.3 million at December 31, 2010. Total loans net of unearned income were $573.1 million for December 31, 2011 compared to $575.6 million for December 31, 2010.

- Nonperforming assets at December 31, 2011 were $28.9 million, a decrease of $2.1 million compared to $31.0 million at December 31, 2010.
- Total deposits were $1.2 billion at December 31, 2011, an increase of $200.0 million or 19.8% from the year end December 31, 2010 of $1.0 billion. The December 31, 2011 total includes deposits acquired in the acquisition of Greensburg Bancshares.

Return on average assets for the year end December 31, 2011 and December 31, 2010 was 0.65% and 0.99% respectively. Return on average common equity for the year end December 31, 2011 and December 31, 2010 was 9.77% and 12.65%, respectively. Return on average assets is calculated by dividing annualized net income before preferred dividends by average assets. Return on common shareholders' equity is calculated by dividing net earnings applicable to common shareholders by average common shareholders' equity.

- Book value per common share was $13.85 as of December 31, 2011 compared to $12.58 as of December 31, 2010.
- Cash dividends declared and paid for 2011 and 2010 were $0.58 per common share.
- On September 22, 2011, the Company received $39.4 million in funds under the U.S. Treasury's Small Business Lending Fund ("SBLF") program. A portion of the funds from the SBLF were used to redeem the Company's Series A Preferred Stock issued to the Treasury under the CPP. The dividend rate on the shares of the preferred stock issued in connection with the SBLF will be dependent on the Company's volume of qualified small business loans. The initial dividend rate is 5.0%.

Application of Critical Accounting Policies

The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America and to predominant accounting practices within the banking industry. Certain critical accounting policies require judgment and estimates which are used in the preparation of the financial statements.

Other-Than-Temporary Impairment of Investment Securities.

Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. The term "other-than-temporary" is not intended to indicate a permanent decline in value. Rather, it means that the prospects for near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Management reviews criteria such as the magnitude and duration of the decline, the reasons for the decline and the performance and valuation of the underlying collateral, when applicable, to predict whether the loss in value is other-than-temporary. Once a decline in value is determined to be other-than-temporary, the carrying value of the security is reduced to its fair value and a corresponding charge to earnings is recognized.

Allowance for Loan Losses.

The Company's most critical accounting policy relates to its allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectability of the principal is unlikely. The allowance, which is based on the evaluation of the collectability of loans and prior loan loss experience, reflects the risks inherent in the existing loan portfolio and that exist at the reporting date. The evaluations take into consideration a number of subjective factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect a borrower's ability to pay, adequacy of loan collateral and other relevant factors. Changes in such estimates may have a significant impact on the financial statements. For further discussion of the allowance for loan losses, see the "Allowance for Loan Losses" section of this analysis and Note 1 and Note 7 to the Consolidated Financial Statements.

Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments.

Intangible assets are comprised of goodwill, core deposit intangibles and mortgage servicing rights. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. The Company's goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. Adverse changes in the economic environment, declining operations or other factors could result in a decline in the implied fair value of goodwill. If the implied fair value is less than the carrying amount, a loss would be recognized in other non-interest expense to reduce the carrying amount to implied fair value of goodwill. The Company's goodwill impairment test includes two steps that are precluded by a, "step zero", qualitative test. The qualitative test allows Management to assess whether qualitative factors indicate that it is more likely than not that impairment exists. If it is not more likely than not that impairment exists, then the two step quantitative test would not be necessary. These qualitative indicators include factors such as earnings, share price, market conditions, etc. If the qualitative factors indicate that it is more likely than not that impairment exists, then the two step quantitative test would be necessary. Step one is used to identify potential impairment and compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Step two of the goodwill impairment test compares the implied estimated fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that unit's goodwill, an impairment loss is recognized in an amount equal to that excess.

Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own on in combination with related contract, asset or liability. The Company's intangible assets primarily relate to core deposits. Management periodically evaluates whether events or circumstances have occurred that would result in impairment of value.



Total Assets
(in millions)
$1,353.9
$1,132.8
$930.8
$871.2
$808.0
1000
800
600
400
200
2007
2008
2009
2010
2011

Financial Condition

Assets.

Total assets at December 31, 2011 were $1.4 billion, an increase of $221.1 million, or 19.5%, from $1.1 billion at December 31, 2010. Federal funds sold increased $59.5 million from December 31, 2010 to December 31, 2011 and total loans for the same period decreased $2.5 million. Cash and due from banks increased $8.1 million from 2010 to 2011. Additionally, total investment securities increased $151.2 million to $633.2 million from December 31, 2010 to December 31, 2011. Total deposits increased by $199.9 million or 19.8% from 2010 to 2011. At December 31, 2011, the Company had $3.2 million in long-term borrowings compared to no long-term borrowings at December 31, 2010.

Investment Securities.

The securities portfolio consisted principally of U.S. Government agency securities, corporate debt securities and mutual funds or other equity securities. The securities portfolio provides us with a relatively stable source of income and provides a balance to credit risks as compared to other categories of assets. The securities portfolio totaled $633.2 million at December 31, 2011, representing an increase of $151.2 million from December 31, 2010. The primary changes in the portfolio consisted of $858.7 million in purchases, which was partially offset by maturities, calls and sales totaling $718.2 million. At December 31, 2011, approximately 2.1% of the securities portfolio (excluding Federal Home Loan Bank stock) matures in less than one year while securities with maturity dates over 10 years totaled 44.1% of the portfolio. At December 31, 2011, the average maturity of the securities portfolio was 7.8 years, compared to the average maturity at December 31, 2010 of 6.5 years.

At December 31, 2011, securities totaling $520.5 million were classified as available for sale and $112.7 million were classified as held to maturity as compared to $322.1 million and $159.8 million, respectively at December 31, 2010. Securities classified as available for sale are measured at fair market value. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, market yield curves, prepayment speeds, credit information and the instrument's contractual terms and conditions, among other things. Securities classified as held to maturity are measured at book value. The held to maturity portfolio is principally used to collateralize public funds deposits. The Company believes that it has the ability to maintain the current level of securities in the portfolio. The Company has maintained public funds in excess of $175.0 million since 2007. The book yields on securities available for sale ranged from 0.2% to 9.6% at December 31, 2011, exclusive of the effect of changes in fair value reflected as a component of stockholders' equity. The book yields on held to maturity securities ranged from 1.0% to 4.0%. See Note 5 to the Consolidated Financial Statements for additional information.

Securities classified as available for sale had gross unrealized losses totaling $1.6 million at December 31, 2011. The gross unrealized gains for our available for sale securities totaled $8.3 million at December 31, 2011 compared to $5.1 million for the same period in 2010. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until the fair value is at least equal to the carrying value. At December 31, 2010, securities classified as available for sale had gross unrealized losses totaling $5.5 million. See Note 5 to the Consolidated Financial Statements for additional information.

Average securities as a percentage of average interest-earning assets were 46.7% and 35.5% at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, $428.6 million and $290.0 million in securities were pledged, respectively.



Total Loans
(in millions)
$575.3
$606.4
$589.9
$575.6
$573.1
500
400
300
200
100
2007
2008
2009
2010
2011

Loans.

The origination of loans is a primary use of our financial resources and represented 48.9% of average earning assets for 2011. At December 31, 2011, the loan portfolio (loans, net of unearned income) totaled $573.1 million, a decrease of approximately $2.5 million, or 0.4%, from the December 31, 2010 level of $575.6 million. The decrease in net loans primarily includes a reduction of $8.6 million in commercial and industrial loans, a reduction of $24.2 million in non-farm non-residential loans secured by real estate, partially offset by an increase of $13.0 million in construction and land development loans and an increase of $16.0 million in 1-4 family loans. Loans represented 47.5% of deposits at December 31, 2011, compared to 57.1% of deposits at December 31, 2010. Loans secured by real estate increased $5.5 million to $464.9 million at December 31, 2011. Non-real estate loans decreased $8.1 million to $108.8 million at December 31, 2011. Real estate and related loans comprised 81.0% of the portfolio in 2011 as compared to 79.7% in 2010. Non-real estate loans comprised 19.0% of the portfolio in 2011 as compared to 20.3% in 2010. Loan charge-offs taken during 2011 totaled $10.4 million, compared to charge-offs of $5.6 million in 2010. Of the loan charge-offs in 2011, approximately $8.0 million were loans secured by real estate, $1.7 million were commercial and industrial loans and $0.7 million were consumer and other loans. In 2011, recoveries of $0.7 million were recognized on loans previously charged off as compared to $0.4 million in 2010.

Non-performing Assets.

Nonperforming assets were $28.9 million, or 2.1% of total assets at December 31, 2011, compared to $31.0 million, or 2.7% of total assets at December 31, 2010. The decrease resulted from a $6.3 million decrease in nonaccrual loans which was partially offset by an increase in other real estate. The decrease in nonaccrual loans was primarily in construction and land development, multifamily and non-farm non-residential loans. These decreases reflect the strategy of Management to combat non-performing assets and strengthen the Company's balance sheet.

Deposits.

Total deposits increased by $199.9 million or 19.8%, to $1.2 billion at December 31, 2011 from $1.0 billion at December 31, 2010. In 2011, noninterest-bearing demand deposits increased $37.0 million, interest-bearing demand deposits increased $97.3 million and savings deposits increased $10.8 million. Time deposits increased $54.8 million, or 8.6%. The increase in deposits was principally due to an increase of $75.8 million in public funds deposits. Public fund deposits totaled $431.9 million or 35.8% of total deposits at December 31, 2011. Seven public entities comprised $371.8 million or 86.1% of the total public funds as of December 31, 2011. At December 31, 2010, public fund deposits represented 35.4% of total deposits with a balance of $356.2 million.

Borrowings.

Short-term borrowings decreased $0.4 million in 2011 to $12.2 million at December 31, 2011 from $12.6 million at December 31, 2010. Short-term borrowings are used to manage liquidity on a daily or otherwise short-term basis. The short-term borrowings at December 31, 2011 and 2010, respectively was solely comprised of repurchase agreements. Overnight repurchase agreement balances are monitored daily for sufficient collateralization. Long-term borrowings increased to $3.2 million in 2011. Long-term borrowings consisted of a $3.5 million term loan to the Company originally obtained for the purpose of the Greensburg acquisition. There were no long-term borrowings in 2010. See Note 12 of the Consolidated Financial Statements for additional information.

Stockholders' Equity.

Total stockholders' equity increased $28.7 million or 29.3% to $126.6 million at December 31, 2011 from $97.9 million at December 31, 2010. The increase in stockholders' equity is attributable to the $8.0 million in consolidated earnings, $39.4 million in capital received from the issuance of preferred stock under the U.S. Department of Treasury Small Business Lending Fund Program, $3.0 million in common stock issued for the acquisition of Greensburg Bancshares and $4.7 million change in accumulated other comprehensive income. The increases were partially offset by $3.6 million in dividends on common stock, $1.8 million in dividends on preferred stock, and $21.1 million in redemption of preferred stock issued under the U.S. Department of Treasury Capital Purchase Program.

Loan Portfolio Composition.

The following table sets forth the composition of our loan portfolio, excluding loans held for sale, by type of loan at the dates indicated.

	December 31,			
	2011		2010	
	Balance	As % of Category	Balance	As % of Category
	(in thousands except for percentages)			
Real Estate:				
Construction & land development	$ 78,614	13.7%	$ 65,570	11.4%
Farmland	11,577	2.0%	13,337	2.3%
1-4 Family	89,202	15.6%	73,158	12.7%
Multifamily	16,914	2.9%	14,544	2.5%
Non-farm non-residential	268,618	46.8%	292,809	50.8%
Total real estate	464,925	81.0%	459,418	79.7%
Non-Real Estate:				
Agricultural	17,338	3.0%	17,361	3.0%
Commercial and industrial	68,025	11.9%	76,590	13.3%
Consumer and other	23,455	4.1%	22,970	4.0%
Total non-real estate	108,818	19.0%	116,921	20.3%
Total loans before unearned income	573,743	100.0%	576,339	100.0%
Less: unearned income	(643)		(699)	
Total loans net of unearned income	$573,100		$575,640	

	December 31,					
	2009		2008		2007	
	Balance	As % of Category	Balance	As % of Category	Balance	As % of Category
	(in thousands except for percentages)					
Real Estate:						
Construction & land development	$ 78,686	13.3%	$ 92,029	15.2%	$ 98,127	17.0%
Farmland	11,352	1.9%	16,403	2.7%	23,065	4.0%
1-4 Family	77,470	13.1%	79,285	13.1%	84,640	14.7%
Multifamily	8,927	1.5%	15,707	2.6%	13,061	2.3%
Non-farm non-residential	300,673	51.0%	261,744	43.0%	236,474	41.1%
Total real estate	477,108	80.8%	465,168	76.6%	455,367	79.1%
Non-Real Estate:						
Agricultural	14,017	2.4%	18,536	3.0%	16,816	2.9%
Commercial and industrial	82,348	13.9%	105,555	17.4%	81,073	14.1%
Consumer and other	17,226	2.9%	17,926	3.0%	22,517	3.9%
Total non-real estate	113,591	19.2%	142,017	23.4%	120,406	20.9%
Total loans before unearned income	590,699	100.0%	607,185	100.0%	575,773	100.0%
Less: unearned income	(797)		(816)		(517)	
Total loans net of unearned income	$589,902		$606,369		575,256	

The four most significant categories of our loan portfolio are construction and land development real estate loans, 1-4 family residential loans, non-farm non-residential real estate loans and commercial and industrial loans. The Company's credit policy dictates specific loan-to-value and debt service coverage requirements. The Company generally requires a maximum loan-to-value of 85.0% and a debt service coverage ratio of 1.25x to 1.0x for non-farm non-residential real estate loans. In addition, personal guarantees of borrowers are required as well as applicable hazard, title and flood insurance. Loans may have a maximum maturity of five years and a maximum amortization of 25 years. The Company may require additional real estate or non-real estate collateral when deemed appropriate to secure the loan.

The Company generally requires all 1-4 family residential loans to be underwritten based on the Fannie Mae guidelines provided through Desktop Underwriter. These guidelines include the evaluation of risk and eligibility, verification and approval of conditions, credit and liabilities, employment and income, assets, property and appraisal information. It is required that all borrowers have proper hazard, flood and title insurance prior to a loan closing. Appraisals and Desktop Underwriter approvals are good for six months. The Company has an in-house underwriter review the final package for compliance to these guidelines.

The Company generally requires a maximum loan-to-value of 80.0% and a debt service coverage ratio of 1.25x to 1.0x for construction land development loans. In addition, detailed construction cost breakdowns, personal guarantees of borrowers and applicable hazard, title and flood insurance are required. Loans may have a maximum maturity of 24 months for the construction phase and a maximum maturity of 24 months for land development or 60 months for commercial construction. The Company may require additional real estate or non-real estate collateral when deemed appropriate to secure the loan.

The Company has specific guidelines for the underwriting of commercial and industrial loans that is specific for the collateral type and the business type. Commercial and industrial loans are secured by non-real estate collateral such as equipment, inventory, accounts receivable or may be unsecured. Each of these collateral types has maximum loan-to-value ratios. Commercial and industrial loans have the same debt service coverage ratio requirements as other loans, which is 1.25x to 1.0x.

The Company will allow exceptions to each of the above policies with appropriate mitigating circumstances and approvals. The Company has a defined credit underwriting process for all loan requests. The Company actively monitors loan concentrations by industry type and will make adjustments to underwriting standards as deemed necessary. The Company has a loan review department that monitors the performance and credit quality of loans. The Company has a special assets department that manages loans that have become delinquent or have serious credit issues associated with them.

For new loan originations, appraisals and evaluations on all properties shall be valid for a period not to exceed two calendar years from the effective appraisal date for non-residential properties and one calendar year from the effective appraisal date for residential properties. However, an appraisal may be valid longer if there has been no material decline in the property condition or market condition that would negatively affect the Bank's collateral position. This must be supported with a "Validity Check Memorandum".

For renewals, any commercial appraisal greater than two years or greater than one year for residential appraisals must be updated with a Validity Check Memorandum. Any renewal loan request, in which new money will be disbursed, whether commercial or residential, and the appraisal is older than five years a new appraisal must be obtained. The Company does not require new appraisals between renewals unless the loan becomes impaired and is considered collateral dependent. At this time, an appraisal may be ordered in accordance with the Company's Allowance for Loan Losses policy. The Company does not mitigate risk using products such as credit default agreements and/or credit derivatives. These, accordingly, have no impact on our financial statements. The Company does not offer loan products with established loan-funded interest reserves.

Loan Maturities by Type.

The following table summarizes the scheduled repayments of our loan portfolio including nonaccruals at December 31, 2011. Loans having no stated repayment schedule or maturity and overdraft loans are reported as being due in one year or less. Maturities are based on the final contractual payment date and do not reflect the effect of prepayments and scheduled principal amortization.

	December 31, 2011			
	One Year or Less	One Through Five Years	After Five Years	Total
		(in thousands)		
Real Estate:				
Construction & land development	$ 46,005	$ 23,357	$ 9,252	$ 78,614
Farmland	4,608	4,688	2,281	11,577
1-4 family	27,473	35,931	25,798	89,202
Multifamily	11,603	4,032	1,279	16,914
Non-farm non-residential	107,697	149,898	11,023	268,618
Total real estate	197,386	217,906	49,633	464,925
Non-Real Estate:				
Agricultural	6,804	3,015	7,519	17,338
Commercial and industrial	39,604	25,147	3,274	68,025
Consumer and other	10,226	13,196	33	23,455
Total non-real estate	56,634	41,358	10,826	108,818
Total loans before unearned income	$254,020	$259,264	$60,459	$573,743
Less: unearned income				(643)
Total loans net of unearned income				$573,100

	December 31, 2010			
	One Year or Less	One Through Five Years	After Five Years	Total
		(in thousands)		
Real Estate:				
Construction & land development	$ 50,377	$ 11,979	$ 3,214	$ 65,570
Farmland	6,647	3,863	2,827	13,337
1-4 family	19,745	24,098	29,315	73,158
Multifamily	7,815	5,426	1,303	14,544
Non-farm non-residential	114,034	172,283	6,492	292,809
Total real estate	198,618	217,649	43,151	459,418
Non-Real Estate:				
Agricultural	7,080	3,414	6,867	17,361
Commercial and industrial	46,185	23,869	6,536	76,590
Consumer and other	7,767	15,054	149	22,970
Total non-real estate	61,032	42,337	13,552	116,921
Total loans before unearned income	$259,650	$259,986	$56,703	$576,339
Less: unearned income				(699)
Total loans net of unearned income				$575,640

The following table sets forth the scheduled contractual maturities at December 31, 2011 and December 31, 2010 of fixed- and floating-rate loans excluding nonaccrual loans.

	December 31,					
	2011			2010		
	(in thousands)					
	Fixed	Floating	Total	Fixed	Floating	Total
One year or less	$ 108,276	$ 124,052	$ 232,328	$ 67,944	$167,399	$ 235,343
One to five years	160,191	98,972	259,163	127,401	132,345	259,746
Five to 15 years	8,393	36,891	45,284	2,456	30,953	33,409
Over 15 years	8,464	6,054	14,518	9,735	9,388	19,123
Subtotal	$285,324	$265,969	$551,293	$207,536	$340,085	$ 547,621
Nonaccrual loans			22,450			28,718
Total loans before unearned income			$573,743			$576,339
Less: Unearned income			(643)			(699)
Total loans net of unearned income			$573,100			$575,640

At December 31, 2011, fixed-rate loans totaled $285.3 million or 51.8% of total loans excluding nonaccrual loans and variable rate loans totaled $266.0 or 48.2% of total loans excluding nonaccrual loans. Throughout 2011, Management added floors to floating-rate loans, primarily tied to the prime rate. As of December 31, 2011, the portfolio consisted of $266.0 million in variable rate loans with $257.4 million or 96.8% at the floor rate.

"If you watch your pennies, the dollars will take care of themselves."

Michael R. Sharp,
President



Non-Performing Assets.

The table below sets forth the amounts and categories of our non-performing assets at the dates indicated.

	At December 31,				
	2011	2010	2009	2008	2007
Nonaccrual Loans:			(in thousands)		
Real Estate:					
Construction and land development	$ 1,520	$ 3,383	$ 2,841	$ 1,644	$ 1,841
Farmland	562	-	54	182	419
1-4 family residential	5,647	1,480	2,814	1,445	1,819
Multifamily	-	1,357	-	-	2
Non-farm non-residential	12,400	21,944	7,439	5,263	4,950
Total real estate	20,129	28,164	13,148	8,534	9,031
Non-Real Estate:					
Agricultural	315	446	-	-	-
Commercial and industrial	1,986	76	830	275	978
Consumer and other	20	32	205	320	279
Total non-real estate	2,321	554	1,035	595	1,257
Total nonaccrual loans	$22,450	$28,718	$14,183	$9,129	$10,288
Loans 90 Days and Greater Delinquent & Accruing:					
Real Estate:					
Construction and land development	$ -	$ -	$ -	$ -	$ -
Farmland	-	-	-	-	-
1-4 family residential	309	1,663	757	185	544
Multifamily	-	-	-	-	-
Non-farm non-residential	419	-	-	-	-
Total real estate	728	1,663	757	185	544
Non-Real Estate:					
Agricultural	-	-	-	-	-
Commercial and industrial	-	-	-	17	-
Consumer and other	8	10	28	3	3
Total non-real estate	8	10	28	20	3
Total loans 90 days and greater delinquent & accruing	$ 736	$ 1,673	$ 785	$ 205	$ 547
Total non-performing loans	$23,186	$30,391	$14,968	$9,334	$10,835
Real Estate Owned:					
Real Estate Loans:					
Construction and land development	1,161	231	-	89	84
Farmland	-	-	-	-	-
1-4 family residential	1,342	232	292	223	170
Multifamily	-	-	-	-	-
Non-farm non-residential	3,206	114	366	256	119
Total real estate	5,709	577	658	568	373
Non-Real Estate Loans:					
Agricultural	-	-	-	-	-
Commercial and industrial	-	-	-	-	-
Consumer and other	-	-	-	-	-
Total non-real estate	-	-	-	-	-
Total real estate owned	$ 5,709	$ 577	$ 658	$ 568	$ 373
Total non-performing assets	$28,895	$30,968	$15,626	$9,902	$11,208
Restructured loans in compliance with modified terms	17,547	9,382	-	-	-
Ratios:					
Non-performing assets to total loans	5.04%	5.38%	2.65%	1.63%	1.95%
Non-performing assets to total assets	2.13%	2.73%	1.68%	1.14%	1.85%

Nonperforming assets totaled $28.9 million or 2.1% of total assets at December 31, 2011, a decrease of $2.1 million from $31.0 million in December 31, 2010. Management has not identified additional information on any loans not already included in impaired loans or the nonperforming asset total that indicates possible credit problems that could cause doubt as to the ability of borrowers to comply with the loan repayment terms in the future. Nonperforming assets includes $4.2 million in remaining acquired nonaccrual loans and $1.7 million in remaining acquired OREO from Greensburg Bancshares. Nonperforming assets without those assets acquired by Greensburg totaled $23.0 million at December 31, 2011, a decline of $5.9 million from December 31, 2010.

Nonaccrual loans totaled $22.5 million as of December 31, 2011. The nonaccrual loan balance is concentrated in five credit relationships that total approximately $11.7 million or 50.0% of the nonaccrual balance. This nonaccrual loan total includes approximately $3.8 million in a participation loan secured by a hotel, $3.8 million secured by two motels, $2.7 million secured by an entertainment complex and $1.4 million secured by equipment and real estate. Nonaccrual loans decreased in aggregate $6.3 million from December 31, 2010 to December 31, 2011. The decrease was a combination of loans returning to accrual status, the foreclosure of several loans whose collateral was moved to other real estate owned and charge-offs of losses. The largest credit relationship that returned to accrual status in the first quarter was an $8.6 million loan secured by a climate controlled warehouse and a commercial building. The largest credit that was partially charged off by $2.7 million was secured by two motels.

Construction and land development nonaccrual loans decreased by $1.9 million from $3.4 million in 2010 to $1.5 million in 2011. 1-4 family residential nonaccrual loans increased $4.2 million primarily due to several loans many of which were acquired from the purchase of Greensburg. Multifamily nonaccrual loans decreased by $1.4 million in the year end of 2011. The decrease was concentrated in one relationship that was secured by a condominium complex. Due to an extended probate process that resulted from the death of a guarantor, the loan went into nonaccrual during the fourth quarter of 2010. The loan returned to accrual status in the first quarter of 2011. Non-farm non-residential nonaccrual decreased $9.5 million from $21.9 million in December 31, 2010 to $12.4 million in December 31, 2011. The decrease in this category was due in part to the previously mentioned relationship secured by a climate controlled warehouse that returned to accrual status in the first quarter of 2011. The decrease was also the result of a partial charge off for $2.7 million for a loan secured by two motels. In addition, the collateral for several loans was moved into other real estate owned.

Commercial and industrial nonaccrual loans increased by $1.9 million principally due to the addition of three loans secured primarily by equipment and accounts receivables.

Other Real Estate Owned (OREO) totaled approximately $5.7 million as of December 31, 2011. OREO is composed of several 1-4 family residential properties totaling $1.3 million, construction and land development lots of approximately $1.2 million and commercial properties totaling $3.2 million. Out of this total, approximately $0.9 million of the 1-4 family properties, $0.6 million of the construction and land development properties and $0.7 million of the commercial properties were acquired with the acquisition of the Bank of Greensburg.

Restructured loans totaled $17.5 million as of December 31, 2011. Restructured loans were concentrated in three credit relationships. The largest credit relationship for $8.9 million is secured by commercial real estate and land development properties. The second largest credit relationship for $6.0 million is secured by an apartment complex. The third credit relationship of $1.7 million was secured by a large single family residence which become a restructured loan in the third quarter of 2011. The modifications were concessions on the interest rate charged for these loans. The effect of the modifications to the Company was a reduction in interest income. These loans still have an allocated reserve in the Company's reserve for loan losses.

Impaired loans totaled $51.1 million as of December 31, 2011. Impaired loans with a valuation allowance totaled $39.9 million and impaired loans without a valuation allowance totaled $11.2 million. Included in the impaired loan total were $17.5 million in restructured loans that are performing under their new terms. For more information, see Note 7 to Consolidated Financial Statements.

Allowance for Loan Losses.

The allowance for loan losses is maintained at a level considered sufficient to absorb potential losses embedded in the loan portfolio. The allowance is increased by the provision for anticipated loan losses as well as recoveries of previously charged off loans and is decreased by loan charge-offs. The provision is the necessary charge to current expense to provide for current loan losses and to maintain the allowance at an adequate level commensurate with Management's evaluation of the risks inherent in the loan portfolio. Various factors are taken into consideration when determining the amount of the provision and the adequacy of the allowance. These factors include but are not limited to:

- past due and nonperforming assets;
- specific internal analysis of loans requiring special attention;
- the current level of regulatory classified and criticized assets and the associated risk factors with each;
- changes in underwriting standards or lending procedures and policies;
- charge-off and recovery practices;
- national and local economic and business conditions;
- nature and volume of loans;
- overall portfolio quality;
- adequacy of loan collateral;
- quality of loan review system and degree of oversight by its Board of Directors;
- competition and legal and regulatory requirements on borrowers;

- examinations of the loan portfolio by federal and state regulatory agencies and examinations;
- and review by our internal loan review department and independent accountants.

The data collected from all sources in determining the adequacy of the allowance is evaluated on a regular basis by Management with regard to current national and local economic trends, prior loss history, underlying collateral values, credit concentrations and industry risks. An estimate of potential loss on specific loans is developed in conjunction with an overall risk evaluation of the total loan portfolio. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect Management's estimate of probable losses.

Provisions made pursuant to these processes totaled $10.2 million for 2011 as compared to $5.7 million for 2010. The provisions made for 2011 were taken to provide for current loan losses and to maintain the allowance at a level commensurate with Management's evaluation of the risks inherent in the loan portfolio. In addition, the level of provisions reflects Management's decision to aggressively address non-performing assets by charging off loans that were not performing. Total charge-offs were $10.4 million for 2011 as compared to $5.6 million for 2010. Recoveries totaled $0.7 million for 2011 and $0.4 million for 2010.

Charged off real estate construction and land development loans totaled $1.1 million for the year of 2011. There were $0.1 million in charged off farmland loans for the year of 2011. Charged off 1-4 family residential loans totaled $1.6 million for the year of 2011. There were no charged off multifamily loans in the year of 2011. Charged off non-farm non-residential loans totaled $5.2 million in the year of 2011. Included in the non-farm non-residential charge-offs was a $2.7 million charge off for a loan secured by two motels. Charged off agricultural loans totaled $23,000 for the year of 2011. Charged off commercial and industrial loans totaled $1.6 million for the year of 2011. Charged off consumer loans and credit cards totaled $0.7 million for the year of 2011. Included in the $1.5 million in charge-offs in the commercial and industrial loan category was one credit relationship for $1.4 million that was charged off in the second quarter of 2011. The credit relationship was primarily secured by accounts receivables that were determined by the Company to be fraudulent. The Company is currently pursuing recourse against the guarantor. For more information, see Note 7 to Consolidated Financial Statements.

Allocation of Allowance for Loan Losses.

In prior years, the Company used an internal method to calculate the allowance for loan losses which categorized loans by risk rather than by type. We do not have the ability to accurately and efficiently provide the allocation of the allowance for loan losses by loan type for a five year historical period. Beginning in 2008, the Company modified the allowance calculation to segregate loans by category and allocate the allowance for loan losses accordingly. The allowance for loan losses calculation considers both qualitative and quantitative risk factors. The quantitative risk factors include, but are not limited to, past due and nonperforming assets, adequacy of collateral, changes in underwriting standings or lending procedures and policies, specific internal analysis of loans requiring special attention and the nature and volume of loans. Qualitative risk factors include, but are not limited to, local and regional business conditions and other economic factors.

The following table shows the allocation of the allowance for loan losses by loan type as of December 31, 2011, 2010, 2009 and 2008.

	December 31, 2011									
	Real Estate Loans:					Non-Real Estate Loans:				
	Construction and Land Development	Farmland	1-4 Family	Multi-family	Non-farm non-residential	Agricultural	Commercial and Industrial	Consumer and other	Unallocated	Total
	(in thousands except for percentages)									
Allowance for loan loss	$1,002	$65	$1,917	$780	$2,980	$125	$1,407	$314	$289	8,879
% of allowance to total allowance for loan losses	11.3%	0.7%	21.6%	8.8%	33.6%	1.4%	15.8%	3.5%	3.3%	100.0%
% of loans in each category to total loans	13.7%	2.0%	15.6%	2.9%	46.8%	3.0%	11.9%	4.1%	N/A	100.0%

	Real Estate Loans:					Non-Real Estate Loans:				
December 31, 2010	Construction and Land Development	Farmland	1-4 Family	Multi-family	Non-farm non-residential	Agricultural	Commercial and Industrial	Consumer and other	Unallocated	Total
	(in thousands except for percentages)									
Allowance for loan loss	$977	$46	$1,891	$487	$3,423	$80	$510	$390	$513	**$8,317**
% of allowance to total allowance for loan losses	11.7%	0.5%	22.7%	5.9%	41.2%	1.0%	6.1%	4.7%	6.2%	**100.0%**
% of loans in each category to total loans	11.4%	2.3%	12.7%	2.5%	50.8%	3.0%	13.3%	4.0%	N/A	**100.0%**

	Real Estate Loans:					Non-Real Estate Loans:				
December 31, 2009	Construction and Land Development	Farmland	1-4 Family	Multi-family	Non-farm non-residential	Agricultural	Commercial and Industrial	Consumer and other	Unallocated	Total
	(in thousands except for percentages)									
Allowance for loan loss	$1,176	$56	$2,466	$128	$2,727	$82	$1,031	$246	$7	**$7,919**
% of allowance to total allowance for loan losses	14.9%	0.7%	31.2%	1.6%	34.4%	1.0%	13.0%	3.1%	0.1%	**100.0%**
% of loans in each category to total loans	13.3%	1.9%	13.1%	1.5%	51.0%	2.4%	13.9%	2.9%	N/A	**100.0%**

	Real Estate Loans:					Non-Real Estate Loans:				
December 31, 2008	Construction and Land Development	Farmland	1-4 Family	Multi-family	Non-farm non-residential	Agricultural	Commercial and Industrial	Consumer and other	Unallocated	Total
	(in thousands except for percentages)									
Allowance for loan loss	$315	$39	$1,712	$227	$2,572	$92	$1,119	$355	$51	**$6,482**
% of allowance to total allowance for loan losses	4.9%	0.6%	26.4%	3.5%	39.6%	1.4%	17.3%	5.5%	0.8%	**100.0%**
% of loans in each category to total loans	15.2%	2.7%	13.1%	2.6%	43.0%	3.0%	17.4%	3.0%	N/A	**100.0%**

The following table sets forth activity in our allowance for loan losses for the periods indicated.

	At or For the Years Ended December 31,				
	2011	2010	2009	2008	2007
			(in thousands)		
Balance at beginning of period	$ 8,317	$ 7,919	$ 6,482	$ 6,193	$ 6,675
Charge-Offs:					
Real Estate Loans:					
Construction and land development	$ (1,093)	$ (5)	$ (448)	$ (166)	$ (386)
Farmland	(144)	-	-	(10)	(123)
1-4 family residential	(1,613)	(1,534)	(564)	(260)	(639)
Multifamily	-	-	-	-	-
Non-farm non-residential	(5,193)	(235)	(586)	(256)	(1,901)
Total real estate	(8,043)	(1,774)	(1,598)	(692)	(3,049)
Non-Real Estate:					
Agricultural	(23)				
Commercial and industrial loans	(1,638)	(3,395)	(678)	(561)	(273)
Consumer and other	(653)	(444)	(603)	(360)	(563)
Total non-real estate	(2,314)	(3,839)	(1,281)	(921)	(836)
Total charge-offs	$(10,357)	$(5,613)	$(2,879)	$(1,613)	$(3,885)
Recoveries:					
Real Estate Loans:					
Construction and land development	$ 1	$ 1	$ 1	$ 2	$ 779
Farmland	-	-	1	-	14
1-4 family residential	118	11	15	10	14
Multifamily	-	-	-	-	-
Non-farm non-residential	13	30	-	57	4
Total real estate	132	42	17	69	811
Non-Real Estate:					
Agricultural	2	-	-	-	-
Commercial and industrial loans	371	164	28	10	148
Consumer and other	227	151	116	189	201
Total non-real estate	600	315	144	199	349
Total recoveries	$ 732	$ 357	$ 161	$ 268	$ 1,160
Net charge-offs	$ (9,625)	$ (5,256)	$ (2,718)	$ (1,345)	$ (2,725)
Provision for loan losses	10,187	5,654	4,155	1,634	1,918
Additional provision from acquisition	-	-	-	-	325
Balance at end of period	$8,879	$8,317	$7,919	$6,482	$6,193
Ratios:					
Net loan charge-offs to average loans	1.65%	0.89%	0.45%	0.22%	0.50%
Net loan charge-offs to loans at end of period	1.68%	0.91%	0.46%	0.22%	0.47%
Allowance for loan losses to loans at end of period	1.55%	1.44%	1.34%	1.07%	1.08%
Net loan charge-offs to allowance for loan losses	108.40%	63.20%	34.32%	20.75%	44.00%
Net loan charge-offs to provision charged to expense	94.48%	92.96%	65.42%	82.32%	142.04%

Investment Securities Portfolio.

The securities portfolio totaled $633.2 million at December 31, 2011 and consisted principally of U.S. Government agency securities, corporate debt securities, mutual funds or other equity securities and municipal bonds. The portfolio provides us with a relatively stable source of income and provides a balance to interest rate and credit risks as compared to other categories of the balance sheet.

U.S. Government Agency, also known as Government Sponsored Enterprises (GSEs), are privately owned but federally chartered companies. While they enjoy certain competitive advantages as a result of their government charters, their debt obligations are unsecured and are not direct obligations of the U.S. Government. However, debt securities issued by GSEs are considered to be of high credit quality and the senior debt of GSEs is AA+/AAA rated. GSEs raise funds through a variety of debt issuance programs, including:

- Federal Home Loan Mortgage Corporation (Freddie Mac)
- Federal National Mortgage Association (Fannie Mae)
- Federal Home Loan Bank (FHLB)
- Federal Farm Credit Bank System (FFCB)

With the variety of GSE-issued debt securities and programs available, investors may benefit from a unique combination of high credit quality, liquidity, pricing transparency and cash flows that can be customized to closely match their objectives.

Corporate bonds are fully taxable debt obligations issued by corporations. These bonds fund capital improvements, expansions, debt refinancing or acquisitions that require more capital than would ordinarily be available from a single lender. Corporate bond rates are set according to prevailing interest rates at the time of the issue, the credit rating of the issuer, the length of the maturity and the other terms of the bond, such as a call feature. Corporate bonds have historically been one of the highest yielding of all taxable debt securities. Interest can be paid monthly, quarterly or semi-annually. There are five main sectors of corporate bonds: industrials, banks/finance, public utilities, transportation and Yankee and Canadian bonds. The secondary market for corporate bonds is fairly liquid. Therefore, an investor who wishes to sell a corporate bond will often be able to find a buyer for the security at market prices. However, the market price of a bond might be significantly higher or lower than its face value due to fluctuations in interest rates and other price determining factors. Other factors include credit risk, market risk, even risk, call risk, make-whole call risk and inflation risk.

Mutual funds are a professionally managed type of collective investment that pools money from many investors and invests it in stocks, bonds, short-term money market instruments and/or other securities. The mutual fund will have a fund manager that trades the pooled money on a regular basis. Mutual funds allow investors spread their investment around widely.

An equity security is a share in the capital stock of a company (typically common stock, although preferred equity is also a form of capital stock). The holder of an equity security is a shareholder, owning a share or fractional part of the issuer. Unlike debt securities, which typically require regular payments (interest) to the holder, equity securities are not entitled to any payment. In bankruptcy, they share only in the residual interest of the issuer after all obligations have been paid out to creditors. However, equity generally entitles the holder to a pro rata portion of control of the company, meaning that a holder of a majority of the equity is usually entitled to control the issuer. Equity also enjoys the right to profits and capital gain, whereas holders of debt securities receive only interest and repayment of principal regardless of how well the issuer performs financially. Furthermore, debt securities do not have voting rights outside of bankruptcy. In other words, equity holders are entitled to the "upside" of the business and to control the business. Equity securities may include, but not be limited to: bank stock, bank holding company stock, listed stock, savings and loan association stock, savings and loan association holding company stock, subsidiary structured as limited liability company, subsidiary structured as limited partnership, limited liability company and unlisted stock. Equity securities are generally traded on either one of the listed stock exchanges, including NASDAQ or an over-the-counter market. The market value of equity shares is influenced by prevailing economic conditions such as the company's performance (ie. earnings) supply and demand and interest rates.

A municipal bond is a bond issued by a city or other local government, or their agencies. Potential issuers of municipal bonds include cities, counties, redevelopment agencies, special-purpose districts, school districts, public utility districts, publicly owned airports and seaports and any other governmental entity (or group of governments) below the state level. Municipal bonds may be general obligations of the issuer or secured by specified revenues. Interest income received by holders of municipal bonds is often exempt from the federal income tax and from the income tax of the state in which they are issued, although municipal bonds issued for certain purposes may not be tax exempt.

At December 31, 2011, $13.5 million or 2.1% of our securities (excluding Federal Home Loan Bank of Dallas stock) were scheduled to mature in less than one year and securities with maturity dates 10 years and over totaled 44.1% of the total portfolio. The average maturity of the securities portfolio was 7.3 years.

At December 31, 2011, securities totaling $520.5 million were classified as available for sale and $112.7 million were classified as held to maturity, compared to $322.1 million classified as available for sale and $159.8 million classified as held to maturity at December 31, 2010. Gross realized gains were $3.5 million, $3.0 million and $2.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. Gross realized losses were $0, $9,000 and $0.1 million for the years 2011, 2010 and 2009, respectively. The tax (benefit) provision applicable to these realized net gains amounted to $1.2 million, $1.0 million and $0.7 million for 2011, 2010 and 2009, respectively. Proceeds from sales of securities classified as available for sale amounted to $39.6 million, $31.8 million and $22.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The held to maturity portfolio is comprised of government sponsored enterprise securities such as FHLB, FNMA, FHLMC and FFCB. The securities have maturities of 15 years or less and the securities are used to collateralize public funds. The Company has maintained public funds in excess of $175.0 million since December 2007. Management believes that public funds will continue to be a significant part of the Company's deposit base and will need to be collateralized by securities in the investment portfolio.

Management believes that the Company has both the intent and ability to hold to maturity the $112.7 million in securities placed in this category. Management has modeled the investment portfolio for liquidity risks and believes that the Company has the ability under multiple interest rate scenarios to hold the portfolio to maturity. Securities classified as available for sale are measured at fair market value and securities classified as held to maturity are measured at book value. The Company obtains fair value measurements from an independent pricing service to value securities classified as available for sale. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, market yield curves, prepayment speeds, credit information and the instrument's contractual terms and conditions, among other things. For more information on securities and fair market value see Notes 5 and 23 to the Consolidated Financial Statements.

Total net securities gains were $3.5 million of which net AFS gains totaled $3.3 million and net HTM gains from securities called totaled $0.2 million at December 31, 2011. Securities classified as available for sale had gross unrealized gains totaling $8.3 million at December 31, 2011, which includes $1.4 million in unrealized gains on agency securities, $6.3 million in unrealized gains on corporate bonds, $38,000 in unrealized gains on mutual funds or other equity securities and $0.6 million in unrealized gains on municipal bonds. Securities classified as available for sale had gross unrealized losses totaling $1.6 million at December 31, 2011, which includes $0.3 million in unrealized losses on agency securities, $1.2 million in unrealized losses on corporate bonds and $1,000 in unrealized losses on municipal bonds. Securities classified as held to maturity had gross unrealized losses totaling $4,000 at December 31, 2011. Held to maturity securities had $0.5 million in unrealized gains as of December 31, 2011. At December 31, 2010, securities classified as available for sale had gross unrealized losses totaling $5.5 million.

At December 31, 2011, 141 debt securities and one municipal security have gross unrealized losses of $1.6 million or 1.8% of amortized cost. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until the fair value is at least equal to the carrying value. The Company had nine U.S. Government agency securities and 116 corporate debt securities that had gross unrealized losses for less than 12 months. The Company had nine corporate debt securities which have been in a continuous unrealized loss position for 12 months or longer. All securities with unrealized losses greater than 12 months were classified as available for sale totaling $3.4 million. Securities with unrealized losses less than 12 months included $80.7 million classified as available for sale and $3.0 million in held to maturity agency securities.

Average securities as a percentage of average interest-earning assets were 46.7% for the year December 31, 2011 and 35.5% for the year ended December 31, 2010. At December 31, 2011 and 2010 the carrying value of securities pledged to secure public funds totaled $428.6 million and $290.0 million, respectively.

A summary comparison of securities by type at December 31, 2011 and December 31, 2010 is shown below.

	December 31,							
	2011				2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)							
Available For Sale:								
U.S. Government agencies	$ 319,113	$ 1,422	$ (328)	$ 320,207	$ 172,958	$ 242	$ (3,982)	$ 169,218
Corporate debt securities	171,927	6,250	(1,222)	176,955	139,425	4,821	(1,375)	142,871
Mutual funds or other equity securities	2,773	38	-	2,811	750	3	(88)	665
Municipal bonds	19,916	609	(1)	20,524	9,388	-	(14)	9,374
Total available for sale securities	$513,729	$8,319	$(1,551)	$520,497	$322,521	$5,066	$(5,459)	$322,128
Held to Maturity:								
U.S. Government agencies	$ 112,666	$ 535	$(4)	$113,197	$159,833	-	$ (4,507)	$ 155,326
Total held to maturity securities	$112,666	$535	$(4)	$113,197	$159,833	-	$(4,507)	$155,326

The Company believes that the securities with unrealized losses reflect impairment that is temporary and that there are currently no securities with other-than-temporary impairment. Other-than-temporary impairment charges were $0.1 million in 2011 and consisted of the write-down of two BBC Capital Trust bonds. In August of 2011 these bonds were sold and $45,000 of the write-down was recovered and recognized as a gain on sale of securities in other noninterest income. During 2010, the Company did not record an impairment write-down on its securities and during 2009, the Company recorded an impairment write-down totaling $0.8 million. The impairment write-down consisted of one corporate debt security totaling $0.2 million issued by Colonial Bank which had an unrealized loss of $0.2 million, three asset backed securities totaling $0.4 million issued by ALESCO which had unrealized losses of $0.4 million and two asset backed securities totaling $0.2 million issued by TRAPEZA which had unrealized losses of $0.2 million.

Investment Portfolio Maturities and Yields.

The composition and maturities of the investment securities portfolio at December 31, 2011 are summarized in the following table. Maturities are based on the final contractual payment dates and do not reflect the impact of prepayments or early redemptions that may occur. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2011							
	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(in thousands except for percentages)							
Available For Sale:								
U.S. Government agencies	$ 2,026	0.3%	$ 8,512	1.5%	$ 98,502	2.4%	$ 210,074	3.2%
Corporate debt securities	9,916	6.6%	47,835	4.3%	107,723	4.4%	6,453	6.3%
Mutual funds or other equity securities	-	-%	-	-%	-	-%	2,773	2.8%
Municipal bonds	1,325	2.5%	3,550	0.9%	8,242	3.1%	6,798	4.2%
Total available for sale securities	$13,267	5.2%	$59,897	3.7%	$214,467	3.5%	$226,098	3.3%
Held to Maturity:								
U.S. Government agencies	$ -	-%	$ 10,015	1.9%	$ 50,535	3.1%	$ 52,116	3.8%
Total held to maturity securities	$ -	-	$10,015	1.9%	$50,535	3.1%	$52,116	3.8%

	December 31, 2011		
	Total Securities		
	Amortized Cost	Fair Value	Weighted Average Yield
	(in thousands except for percentages)		
Available For Sale:			
U.S. Government agencies	$ 319,113	$ 320,207	2.9%
Corporate debt securities	171,927	176,956	4.6%
Mutual funds or other equity securities	2,773	2,810	2.5%
Municipal bonds	19,916	20,524	3.0%
Total available for sale securities	$513,729	$520,497	3.5%
Held to Maturity:			
U.S. Government agencies	$ 112,666	$ 113,197	3.9%
Total held to maturity securities	$112,666	$113,197	3.3%

Deposits.

The following table sets forth the distribution of our total deposit accounts, by account type, for the periods indicated.

	December 31,								
	2011			2010			2009		
	Balance	As % of Total	Weighted Average Rate	Balance	As % of Total	Weighted Average Rate	Balance	As % of Total	Weighted Average Rate
	(in thousands except for percentages)								
Noninterest-bearing demand	$ 167,925	13.9%	0.0%	$ 130,897	13.0%	0.0%	$ 131,818	16.5%	0.0%
Interest-bearing demand	289,408	24.0%	0.4%	192,139	19.1%	0.5%	188,252	23.5%	0.6%
Savings	57,452	4.7%	0.1%	46,663	4.6%	0.1%	40,272	5.0%	0.2%
Time	692,517	57.4%	1.9%	637,684	63.3%	2.3%	439,404	55.0%	2.8%
Total deposits	$1,207,302	100.0%		$1,007,383	100.0%		$799,746	100.0%	

The aggregate amount of time deposits having a remaining term of more than one year for the next five years are as follows:

	December 31, 2011
	(in thousands)
2012	$486,690
2013	115,751
2014	45,704
2015	32,038
2016 and thereafter	12,334
Total	$692,517

The table to the left includes, for December 31, 2011, brokered deposits totaling $5.3 million of which $0.3 million were in reciprocal time deposits acquired from the Certificate of Deposit Account Registry Service (CDARS). The aggregate amount of jumbo time deposits, each with a minimum denomination of $100,000, was approximately $463.0 million and $420.1 million at December 31, 2011 and 2010, respectively.



Total Deposits
(in millions)
$1,207.3
$1,007.4
$780.4
$799.7
$723.1
1000
800
600
400
200
2007
2008
2009
2010
2011

The following table sets forth the distribution of our time deposit accounts.

	December 31,	
	2011	2010
	(in thousands)	
Time deposits of less than $100,000	$ 229,505	$ 217,541
Time deposits of $100,000 through $250,000	166,962	157,127
Time deposits of more than $250,000	296,050	263,016
Total Time Deposits	$692,517	$637,684

As of December 31, 2011, the aggregate amount of time deposit in amounts greater than or equal to $100,000 was approximately $463.0 million. The following table sets forth the maturity of these time deposits as of December 31, 2011, 2010 and 2009.

	December 31,					
	2011		2010		2009	
	Balance	Weighted Average Rate	Balance	Weighted Average Rate	Balance	Weighted Average Rate
	(in thousands except for percentages)					
Due in one year or less	**$ 339,192**	**1.5%**	$ 209,979	1.3%	$ 234,685	1.7%
Due after one year through three years	**100,318**	**2.3%**	189,833	2.6%	19,930	3.9%
Due after three years	**23,502**	**3.0%**	20,331	3.5%	16,577	4.9%
Total	**$463,012**	**1.8%**	**$420,143**	**2.0%**	**$271,192**	**2.1%**

The following table sets forth public funds as a percent of total deposits.

	December 31,			
	2011	2010	2009	2008
	(in thousands except for percentages)			
Total public funds	**$ 431,905**	$ 356,153	$268,474	$225,766
Total deposits	**$1,207,302**	$1,007,383	$799,746	$780,382
Total public funds as a percent of total deposits	**35.8%**	**35.4%**	**33.6%**	**28.9%**

Borrowings.

The following table sets forth information concerning balances and interest rates on all of our short-term borrowings at the dates and for the periods indicated.

	December 31,		
	2011	2010	2009
	(in thousands except for percentages)		
Outstanding at year end	**$12,223**	$12,589	$11,929
Maximum month-end outstanding	**22,493**	30,465	26,372
Average daily outstanding	**11,030**	13,086	18,233
Weighted average rate during the year	**0.18%**	0.21%	0.81%
Average rate at year end	**0.21%**	0.21%	0.23%

Stockholders' Equity and Return on Equity and Assets.

Stockholders' equity provides a source of permanent funding, allows for future growth and the ability to absorb unforeseen adverse developments. At December 31, 2011, stockholders' equity totaled $126.6 million compared to $97.9 million at December 31, 2010. Information regarding performance and equity ratios is as follows:

	December 31,		
	2011	2010	2009
Return on average assets	**0.65%**	0.99%	0.80%
Return on average common equity	**9.77%**	12.65%	10.84%
Dividend payout ratio	**59.60 %**	40.94%	50.82%

Results of Operations for the Years Ended December 31, 2011 and 2010

Net Income.

Net income for the year ended December 31, 2011 was \$8.0 million, a decrease of \$2.0 million or 25.0%, from \$10.0 million for the year ended December 31, 2010. Net income available to common shareholders for the period ending December 31, 2011 was \$6.1 million, a decrease of \$2.6 million from the \$8.7 million for the year ended December 31, 2010. The decrease is primarily attributable to an increase of \$4.5 million in the provision for loan loss expense. Net interest income increased by \$1.3 million. In addition, net gains on sales of securities increased \$0.7 million from \$2.8 million in 2010 to \$3.5 million in 2011 while having a loss from impaired securities in 2011 of \$0.1 million compared to having no loss in on impaired securities in 2010. Noninterest expense increased \$2.0 million primarily from increased salaries expense as well as an increase in other expenses which include: professional fees, data processing, advertising, insurance, travel, depreciation, sales and franchise tax as well as tax on capital. Income tax expense decreased Company's by \$1.5 million due to the decrease in net income and the increase in non-taxable income from the Company's gain on bargain purchase. Earnings per common share for the year ended December 31, 2011 was \$0.98 per common share, a decrease of 31.0% or \$0.44 per common share from \$1.42 per common share for the year ended December 31, 2010.

Net Interest Income.

Net interest income is the largest component of our earnings. It is calculated by subtracting the cost of interest-bearing liabilities from the income earned on interest-earning assets and represents the earnings from our primary business of gathering deposits and making loans and investments. Our long-term objective is to manage this income to provide the largest possible amount of income while balancing interest rate, credit and liquidity risks. A financial institution's asset and liability structure is substantially different from that of an industrial company, in that virtually all assets and liabilities are monetary in nature. Accordingly, changes in interest rates, which are generally impacted by inflation rates, may have a significant impact on a financial institution's performance. The impact of interest rate changes depends on the sensitivity to change of our interest-earning assets and interest-bearing liabilities. The effects of the changing interest rate environment in recent years and our interest sensitivity position are discussed below.

Net interest income in 2011 was \$39.5 million, an increase of \$1.3 million or 3.5%, when compared to \$38.2 million in 2010. Loans, on average for 2011, were our largest interest-earning asset, and 46.4% of our total loans (less nonaccruals and unearned income) are floating rate loans which are primarily tied to the prime lending rate. Loans which have floors greater than the rate due under the variable rate provision are considered fixed rate loans until such time that the floors equals the rate due under the variable rate provision. The Company's investment portfolio continued to increase in size relative to the loan portfolio during 2011. The interest income from securities was \$19.7 million in 2011, an increase of \$4.7 million from 2010. Securities interest income represented approximately 36.0% of interest income for 2011 and 29.2% in 2010. The cost of our interest-bearing liabilities was positively impacted by the reduction all cost of funds paid on interest-bearing liabilities. As of December 31, 2011, time deposits represented 57.4% of our total deposits, which is a decrease from 63.3% of total deposits at December 31, 2010. Comparing 2011 to 2010, the average yield on interest-earning assets decreased by 0.7% and the average rate paid on interest-bearing liabilities decreased by 0.1%. The net yield on interest-earning assets was 3.0% for the year ended December 31, 2011, compared to 3.6% for 2010.

The net interest income yield shown below in the average balance sheet is calculated by dividing net interest income by average interest-earning assets and is a measure of the efficiency of the earnings from balance sheet activities. It is affected by changes in the difference between interest on interest-earning assets and interest-bearing liabilities and the percentage of interest-earning assets funded by interest-bearing liabilities.

The following tables set forth average balance sheets, average yields and costs and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Nonaccrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.



Net Interest Income
(in millions)
$39.5
$38.2
$33.5
$31.8
$32.3
30
25
20
15
10
5
2007
2008
2009
2010
2011

	December 31,								
	2011			2010			2009		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
				(in thousands)					
Assets									
Interest-Earning Assets:									
Interest-earning deposits with banks [1]	$ 29,733	$ 50	0.2%	$ 16,923	$ 41	0.2%	$ 35,800	$ 388	1.1%
Securities (including FHLB stock)	555,808	19,691	3.5%	342,589	15,043	4.4%	245,952	11,085	4.5%
Federal funds sold	23,172	19	0.1%	11,007	13	0.1%	24,662	34	0.1%
Loans, net of unearned income	582,687	34,849	6.0%	593,520	36,293	6.1%	599,744	35,684	6.0%
Total interest-earning assets	$ 1,191,400	$ 54,609	4.6%	$ 964,039	$ 51,390	5.3%	$ 906,158	$ 47,191	5.2%
Noninterest-Earning Assets:									
Cash and due from banks	9,418			17,961			17,775		
Premises and equipment, net	17,893			16,662			16,175		
Other assets	11,876			17,019			8,448		
Total assets	$1,230,587			$1,015,681			$948,556		
Liabilities and Stockholders' Equity									
Interest-bearing liabilities:									
Demand deposits	$ 221,053	$ 920	0.4%	$ 185,195	$ 846	0.5%	$ 203,467	$ 1,179	0.6%
Savings deposits	53,043	50	0.1%	43,544	42	0.1%	41,747	98	0.2%
Time deposits	679,736	13,962	2.1%	529,181	12,218	2.3%	479,255	13,310	2.8%
Borrowings	12,742	186	1.5%	27,324	117	0.4%	22,907	257	1.1%
Total interest-bearing liabilities	$ 966,574	$ 15,118	1.6%	$ 785,244	$ 13,223	1.7%	$ 747,376	$ 14,844	2.0%
Noninterest-Bearing Liabilities:									
Demand deposits	149,523			125,520			117,805		
Other	6,169			5,343			6,240		
Total liabilities	$ 1,122,266			$ 916,107			$ 871,421		
Stockholders' equity	108,321			99,574			77,135		
Total liabilities and stockholders' equity	$ 1,230,587			$1,015,681			948,556		
Net interest income		$39,491			$38,167			$32,347	
Net interest rate spread [2]			3.0%			3.6%			3.2%
Net interest-earning assets [3]	$ 224,826			$ 178,795			$ 158,782		
Net interest margin [4]			3.3%			4.0%			3.6%
Average interest-earning assets to interest-bearing liabilities			123.3%			122.8%			121.2%

(1) Interest-earning deposits with banks include reserves kept with the Federal Reserve Bank that are classified on the balance sheet as "cash and due from banks". The reserves are not classified as interest-earning demand deposits on the balance sheet because interest is only paid on amounts in excess of minimum reserve requirements.

(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(3) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

(4) Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis.

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods indicated. The table distinguishes between (i) changes attributable to rate (change in rate multiplied by the prior period's volume), (ii) changes attributable to volume (changes in volume multiplied by the prior period's rate), (iii) mixed changes (changes that are not attributable to either rate of volume) and (iv) total increase (decrease) (the sum of the previous columns).

	Years Ended December 31,							
	2011 Compared to 2010 Increase (Decrease) Due To				2010 Compared to 2009 Increase (Decrease) Due To			
	Volume	Rate	Rate/Volume	Increase/ Decrease	Volume	Rate	Rate/ Volume	Increase/ Decrease
	(in thousands except for percentages)							
Interest Earned On:								
Interest-earning deposits with banks	$ 31	$ (13)	$ (9)	$ 9	$ (204)	$ (301)	$ 158	$ (347)
Securities (including FHLB stock)	9,363	(2,905)	(1,809)	4,649	4,355	(285)	(112)	3,958
Federal funds sold	14	(4)	(4)	6	(19)	(5)	3	(21)
Loans held for sale	(5)	(5)	5	(5)	(2)	-	-	(2)
Loans, net of unearned income	(657)	(797)	14	(1,440)	(368)	989	(10)	611
Total interest income	8,746	(3,724)	(1,803)	3,219	3,762	398	39	4,199
Interest Paid On:								
Demand deposits	164	(75)	(15)	74	(106)	(249)	22	(333)
Savings deposits	9	(1)	-	8	4	(58)	(2)	(56)
Time deposits	3,476	(1,349)	(384)	1,743	1,387	(2,245)	(234)	(1,092)
Borrowings	(62)	282	(150)	70	50	(159)	(31)	(140)
Total interest expense	3,587	(1,143)	(549)	1,895	1,335	(2,711)	(245)	(1,621)
Change in net interest income	$5,159	$(2,581)	$(1,254)	$1,324	$2,427	$3,109	$284	$5,820

Provision for Loan Losses.

The provision for loan losses was $10.2 million and $5.7 million in 2011 and 2010, respectively. The increased 2011 provisions were attributable to $9.6 million in net loan charge-offs during 2011 compared to $5.3 million in 2010. Of the loan charge-offs in 2011, approximately $8.0 million were loans secured by real estate of which $5.2 million were commercial real estate and approximately $2.7 million were residential properties. The loan charge-offs for commercial and industrial loans totaled $1.6 million. Recoveries for 2011 of $0.7 million were recognized on loans previously charged off as compared to $0.4 million in 2010. The allowance for loan losses at December 31, 2011 was $8.9 million, compared to $8.3 million at December 31, 2010, and was 1.55% and 1.44% of total loans, respectively. Management believes that the current level of the allowance is adequate to cover losses in the loan portfolio given the current economic conditions, expected net charge-offs and nonperforming asset levels.

Noninterest Income.

Noninterest income totaled $11.3 million in 2011, an increase of $1.7 million when compared to $9.6 million in 2010. Service charges, commissions and fees totaled $4.6 million for 2011 and $4.1 million for 2010. The increase was mainly attributable to a $1.7 million gain on bargain purchase. Net securities gains were $3.5 million in 2011 compared to $2.8 million in 2010. There were $0.1 million in other-than-temporary impairment charges in 2011 compared to no impairment charges on securities in 2010. Net gains on sale of loans were $0.1 million in 2011 and $0.3 million in 2010. Other noninterest income increased $0.1 million to $1.5 million in 2011 from $1.4 million in 2010.

Noninterest Expense.

Noninterest expense totaled $28.8 million in 2011 and $26.8 million in 2010. Salaries and benefits increased $0.8 million in 2011 to $12.5 million compared to $11.8 million in 2010. This can be partly explained by the total number of employees increasing from 246 full-time equivalents at December 31, 2010 to 269 at December 31, 2011. Occupancy and equipment expense totaled $3.5 million and $3.2 million in 2011 and 2010, respectively. Regulatory assessment expense totaled $1.7 million in 2011 compared to $1.5 million in 2010. For 2011 the net cost of other real estate and repossessions increased $0.5 million to $1.3 million, when compared to $0.9 million in 2010. Other noninterest expense totaled $12.8 million in 2011, an increase of $1.0 million or 8.0% when compared to $11.9 million in 2010. This increase is largely due to an increase of legal and professional fees resulting from acquisition activity as well as regulatory assessments and other noninterest expenses.

The following is a summary of the significant components of other noninterest expense:

	Years Ended December 31,		
	2011	2010	2009
		(in thousands)	
Other Noninterest Expense:			
Legal and professional fees	$ 2,208	$ 1,791	$ 1,254
Data processing	1,230	1,143	1,067
Marketing and public relations	654	1,426	809
Taxes - sales, capital and franchise	640	620	529
Operating supplies	574	594	537
Travel and lodging	492	435	398
Telephone	197	177	192
Amortization of core deposits	285	218	291
Donations	297	778	221
Net costs from other real estate and repossessions	1,317	858	399
Regulatory assessment	1,663	1,496	2,049
Other	3,262	2,331	2,618
Total other noninterest expense	$12,819	$11,867	$10,364

During 2010, the Company made a noncash donation of approximately $0.7 million associated with the sale of our sale the Benton, Louisiana branch facility. This donation is reflected in marketing and public relations expense.

Total noninterest expense includes expenses paid to related parties. Related parties include the Company's executive officers, directors and certain business organizations and individuals with which such persons are associated. During the years ended 2011 and 2010, the Company paid approximately $2.3 million, $2.2 million and $2.2 million, respectively, for goods and services from related parties for the years 2011, 2010 and 2009, respectively. See Note 17 to the Consolidated Financial Statements for additional information.

Income Taxes.

The provision for income taxes for the years ended December 31, 2011, 2010 and 2009 was $3.7 million, $5.2 million and $3.7 million respectively. The decrease in the provision for income taxes is a result of lower income and an increase in non-taxable income for 2011 when compared to 2010. The Company's statutory tax rate in 2011 was 34.0% which was relatively unchanged from 34.2% and 34.0% in 2010 and 2009 respectively. See Note 20 to the Consolidated Financial Statements for additional information.

Results of Operations for the Years Ended December 31, 2010 and 2009

Net Income.

Net income for the year ended December 31, 2010 was $10.0 million, an increase of $2.4 million or 32.0%, from $7.6 million for the year ended December 31, 2009. Net income available to common shareholders for the year ended December 31, 2010 was $8.7 million, an increase of $1.7 million from the $7.0 million for the year ended December 31, 2009. The increase in income can be largely attributed to an increase of $4.0 million in securities interest income as well as a year over year reduction of $1.6 million in interest expense. Net interest income increased by $5.8 million and the provision for loan losses increased $1.5 million. In addition, net gains on sales of securities increased $0.8 million from $2.1 million in 2009 to $2.8 million in 2010 as well as no loss from impaired securities in 2010 compared to a $0.8 million loss in 2009. Noninterest expense increased $2.8 million primarily from increased salaries expense as well as an increase in other expenses which include: professional fees, data processing, advertising, insurance, travel, depreciation, sales and franchise tax as well as tax on capital. Income tax expense increased by $1.5 million due to the increase in net income. Earnings per common share for the year ended December 31, 2010 was $1.42 per common share, an increase of 24.6% or $0.28 per common share from $1.14 per common share for the year ended December 31, 2009.

Net Interest Income.

Net interest income in 2010 was $38.2 million, an increase of $5.8 million or 18.0%, when compared to $32.3 million in 2009. Loans are our largest interest-earning asset, and 62.3% of our total loans are floating rate loans which are primarily tied to the prime lending rate. After the prime rate dropped 400 basis points in 2008, Management began adding floors to floating rate loans. Loans which have floors greater than the rate due under the variable rate provision are considered fixed rate loans until such time that the floors equals the rate due under the variable rate provision. The loan floors were the first step to managing the net interest income and have continued into 2010 as well as continuing to build the investment portfolio. The cost of our interest-bearing liabilities was positively impacted by the reduction all cost of funds paid on interest-bearing liabilities. As of December 31, 2010, time deposits represented 63.3% of our total deposits, which is an increase from 54.9% of total deposits at December 31, 2009. Comparing 2010 to 2009, the average yield on interest-earning assets increased by 0.12% and the average rate paid on interest-bearing liabilities decreased by 0.3%. The net yield on interest-earning assets was 4.0% for the year ended December 31, 2010, compared to 3.6% for 2009.

Provision for Loan Losses.

The provision for loan losses was $5.7 million and $4.2 million in 2010 and 2009, respectively. The increased 2010 provisions were attributable to $5.3 million in net loan charge-offs during 2010 compared to $2.7 million in 2009. Of the loan charge-offs in 2010, approximately $1.7 million were loans secured by real estate of which $0.2 million were commercial real estate and approximately $1.5 million were residential properties. The majority of the loan charge-offs in 2010 consisted of commercial and industrial loans which totaled $3.4 million. Recoveries for 2010 of $0.4 million were recognized on loans previously charged off as compared to $0.2 million in 2009. Of the loan charge-offs during 2009, approximately $1.6 million were loans secured by real estate of which $0.6 million were commercial real estate and approximately $0.6 million were residential properties. The allowance for loan losses at December 31, 2010 was $8.3 million, compared to $7.9 million at December 31, 2009, and was 1.44% and 1.34% of total loans, respectively.

Noninterest Income.

Noninterest income totaled $9.6 million in 2010, an increase of $2.4 million when compared to $7.1 million in 2009. Service charges, commissions and fees totaled $4.1 million for 2010 and were relatively unchanged when compared to 2009. Net securities gains were $2.8 million in 2010 compared to $2.1 million in 2009. There were no other-than-temporary impairment charges in 2010 compared to a charge of $0.8 million in 2009. Net gains on sale of loans were $0.3 million in 2010 and $0.4 million in 2009. Other noninterest income increased $1.0 million to $2.3 million in 2010 from $1.3 million in 2009. The increase in other noninterest income can be attributed to a $1.0 million gain on the sale of a facility that previously housed our Benton, Louisiana branch prior to opening our new Benton facility in January 2010. This gain is partially offset by a donation of $0.7 million of the purchase price to the governmental entity that purchased the building. That donation is included in other non-interest expenses.

Noninterest Expense.

Noninterest expense totaled $26.8 million in 2010 and $24.0 million in 2009. Salaries and benefits increased $1.0 million in 2010 to $11.8 million compared to $10.8 million in 2009. This can be partly explained by the total number of employees increasing from 230 full-time equivalents at December 31, 2009 to 246 at December 31, 2010; and partly due to the efforts of the Bank and its Management team to attract and retain quality employees. Occupancy and equipment expense totaled $3.2 million and $2.9 million in 2010 and 2009, respectively. Regulatory assessment expense totaled $1.5 million in 2010 compared to $2.0 million in 2009. During the second quarter of 2009, a special assessment was imposed on all financial institutions. The 2009 special assessment for the Company totaled $0.4 million. For 2010 the net cost of other real estate and repossessions increased $0.5 million in 2010 to $0.9 million, when compared to $0.4 million in 2009. Other noninterest expense totaled $9.5 million in 2010, an increase of $1.6 million or 20.2% when compared to $7.9 million in 2009. This increase is largely due to an increase of $0.7 million in marketing and public relations, which is the result of a donation of $0.7 million of the purchase price to a government entity that purchased a building from the Bank, $0.5 million increase in professional fees relating to the acquisition of the Bank of Greensburg in Greensburg, Louisiana and an increase of $0.2 million in data processing expenses.

Income Taxes.

The provision for income taxes for the years ended December 31, 2010 and 2009 was $5.2 million and $3.7 million, respectively. The increase in the provision for income taxes is a result of higher income for 2010 when compared to 2009. The Company's statutory tax rate in 2010 was 34.2% which was relatively unchanged from 34.0% in 2009, respectively.

Asset/Liability Management and Market Risk

Asset/Liability Management.

Our asset/liability management (ALM) process consists of quantifying, analyzing and controlling interest rate risk (IRR) to maintain reasonably stable net interest income levels under various interest rate environments. The principal objective of ALM is to maximize net interest income while operating within acceptable limits established for interest rate risk and maintain adequate levels of liquidity.

The majority of our assets and liabilities are monetary in nature. Consequently, one of our most significant forms of market risk is interest rate risk. Our assets, consisting primarily of loans secured by real estate and fixed rate securities in our investment portfolio, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our Board of Directors has established an Asset/Liability

Committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. Senior Management monitors the level of interest rate risk on a regular basis and the Asset/Liability Committee, which consists of executive Management and other bank personnel operating under a policy adopted by the Board of Directors, meets as needed to review our asset/liability policies and interest rate risk position.

The interest spread and liability funding discussed below are directly related to changes in asset and liability mixes, volumes, maturities and repricing opportunities for interest-earning assets and interest-bearing liabilities. Interest-sensitive assets and liabilities are those which are subject to being repriced in the near term, including both floating or adjustable rate instruments and instruments approaching maturity. The interest sensitivity gap is the difference between total interest-sensitive assets and total interest-sensitive liabilities. Interest rates on our various asset and liability categories do not respond uniformly to changing market conditions. Interest rate risk is the degree to which interest rate fluctuations in the marketplace can affect net interest income.

To maximize our margin, we attempt to be somewhat more asset sensitive during periods of rising rates and more liability sensitive during periods of falling rates. The need for interest sensitivity gap management is most critical in times of rapid changes in overall interest rates. We generally seek to limit our exposure to interest rate fluctuations by maintaining a relatively balanced mix of rate sensitive assets and liabilities on a one-year time horizon. The mix is relatively difficult to manage. Because of the significant impact on net interest margin from mismatches in repricing opportunities, the asset-liability mix is monitored periodically depending upon Management's assessment of current business conditions and the interest rate outlook. Exposure to interest rate fluctuations is maintained within prudent levels by the use of varying investment strategies.

We monitor interest rate risk using an interest sensitivity analysis set forth on the following table. This analysis, which we prepare monthly, reflects the maturity and repricing characteristics of assets and liabilities over various time periods. The gap indicates whether more assets or liabilities are subject to repricing over a given time period. The interest sensitivity analysis at December 31, 2011 shown below reflects a liability-sensitive position with a negative cumulative gap on a one-year basis.

	Interest Sensitivity at December 31, 2011				
	3 Months Or Less	Over 3 Months thru 12 Months	Total One Year	Over One Year	Total
	(in thousands except for percentages)				
Earning Assets:					
Loans (including loans held for sale)	$ 133,824	$ 119,553	$ 253,377	$319,723	$ 573,100
Securities (including FHLB stock)	2,750	10,755	13,505	620,301	633,806
Federal funds sold	68,630	-	68,630	-	68,630
Other earning assets	2	-	2	-	2
Total earning assets	205,206	130,308	335,514	940,024	1,275,538
Source of Funds:					
Interest-bearing accounts:					
Demand deposits	144,704	-	144,704	144,704	289,408
Savings deposits	28,726	-	28,726	28,726	57,452
Time deposits	156,357	330,333	486,690	205,827	692,517
Short-term borrowings	12,223	-	12,223	-	12,223
Long-term borrowings	-	-	-	3,200	3,200
Noninterest-bearing, net	-	-	-	220,738	220,738
Total source of funds	342,010	330,333	672,343	603,195	$1,275,538
Period gap	(136,804)	(200,025)	(336,829)	336,829	
Cumulative gap	$(136,804)	$(336,829)	$(336,829)	$ -	
Cumulative gap as a percent of earning assets	-10.7%	-26.4%	-26.4%		


Common
Stockholders'
Equity
(in millions)
100
80
60
40
20
$66.4
$65.5
$74.2
$77.0
$87.2
2007
2008
2009
2010
2011

Net Interest Income at Risk.

Net interest income (NII) at risk measures the risk of a decline in earnings due to changes in interest rates. The table below presents an analysis of our interest rate risk as measured by the estimated changes in net interest income resulting from an instantaneous and sustained parallel shift in the yield curve at December 31, 2011. Shifts are measured in 100 basis point increments (+ 200 through - 200 basis points,) from base case. Base case encompasses key assumptions for asset/liability mix, loan and deposit growth, pricing, prepayment speeds, deposit decay rates, securities portfolio cash flows and reinvestment strategy and the market value of certain assets under the various interest rate scenarios. The base case scenario assumes that the current interest rate environment is held constant throughout the forecast period; the instantaneous shocks are performed against that yield curve.

December 31, 2011	
Change in Interest Rates	Estimated Increase (Decrease) in NII
(basis points)	
-200	0.3%
-100	0.1%
Stable	0.0%
+100	-1.7%
+200	-5.4%

The increasing rate scenarios show lower levels of net interest income and higher levels of volatility. The decreasing scenarios show slightly higher levels of NII. These scenarios are instantaneous shocks that assume balance sheet management will mirror the base case. Should the yield curve begin to rise or fall, Management has several strategies available to maximize earnings opportunities or offset the negative impact to earnings. For example, in a falling rate environment, deposit pricing strategies could be adjusted to further sway customer behavior to non-contractual or short-term (less than 12 months) contractual deposit products which would reset downward with the changes in the yield curve and prevailing market rates. Another opportunity at the start of such a cycle would be reinvesting the securities portfolio cash flows into longer term, non-callable bonds that would lock in higher yields.

Even if interest rates change in the designated amounts, there can be no assurance that our assets and liabilities would perform as anticipated. Additionally, a change in the U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the U.S. Treasury yield curve would cause significantly different changes to NII than indicated above. Strategic management of our balance sheet and earnings would be adjusted to accommodate these movements. As with any method of measuring IRR, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Also, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. We consider all of these factors in monitoring its exposure to interest rate risk.

Liquidity and Capital Resources

On September 22, 2011, the Company received $39.4 million in funds from the U.S. Treasury's Small Business Lending Fund ("SBLF") program. A portion of the funds from the SBLF were used to redeem the Company's Series A and B Preferred Stock issued to the Treasury under the CPP. The dividend rate on the shares of the preferred stock issued in connection with the SBLF will be dependent on the Company's volume of qualified small business loans. The initial dividend rate is 5.0%.

Liquidity.

Liquidity refers to the ability or flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows the Company to have sufficient funds available to meet customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. Liquid assets include cash and due from banks, interest-earning demand deposits with banks, federal funds sold and available for sale investment securities. Including securities pledged to collateralize public fund deposits, these assets represent 32.8% and 32.4% of the total liquidity base at December 31, 2011 and 2010, respectively.

Loans maturing or repricing within one year or less at December 31, 2011 totaled $247.7 million. At December 31, 2011, time deposits maturing within one year or less totaled $488.3 million.

The Company maintained a net borrowing capacity at the Federal Home Loan Bank totaling $134.9 million and $52.2 million at December 31, 2011 and 2010, respectively. This increase in availability at Federal Home Loan Bank during 2011 primarily resulted from the use of fewer FHLB letters of credit to secure public funds. We also maintain federal funds lines of credit at three correspondent banks with borrowing capacity of $41.1 million as of December 31, 2011. The Company maintains a revolving line of credit for $2.5 million with an availability of $2.5 million at December 31, 2011. At December 31, 2011, the Company did not have an outstanding balance on these lines of credit. Management believes there is sufficient liquidity to satisfy current operating needs.

Capital Resources

The Company's capital position is reflected in stockholders' equity, subject to certain adjustments for regulatory purposes. Further, our capital base allows us to take advantage of business opportunities while maintaining the level of resources we deem appropriate to address business risks inherent in daily operations.

Total equity increased to $126.6 million as of December 31, 2011 from $97.9 million as of December 31, 2010. The increase in stockholders' equity resulted from the issuance of $39.4 million in Series C preferred stock, net income of $8.0 million, a change in accumulated other comprehensive income of $4.7 million and issuance of common stock for the Greensburg Bancshares acquisition of $3.0 million. The increases were partially offset by the redemption of $21.1 million of Series A and B preferred stock, dividends paid to common stockholders totaling $3.6 million and preferred stock dividends totaling $1.8 million. Cash dividends paid to common shareholders were $0.58 per share for the twelve month periods ending December 31, 2011 and 2010.

Off-balance sheet commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for on-balance sheet instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Set forth below is a summary of the notional amounts of the financial instruments with off-balance sheet risk at December 31, 2011 and December 31, 2010:

Contract Amount	December 31, 2011	December 31, 2010
	(in thousands)	
Commitments to extend credit	$13,264	$20,561
Unfunded commitments under lines of credit	$69,522	$74,643
Commercial and standby letters of credit	$ 6,745	$ 5,681

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for on-balance sheet instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on Management's credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Standby and commercial letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term, one year or less; however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit. There were no losses incurred on any commitments in 2011, 2010 or 2009.

Contractual Obligations

The following table summarizes our significant fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2011. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

	December 31, 2011			
	One Year or Less	One Through Three Years	Over Three Years	Total
Payments Due by Period:		*(in thousands)*		
Operating leases	$ 21	$ 21	$ 11	$ 53
Software contracts	1,696	2,882	905	5,483
Time deposits	486,690	161,455	44,372	692,517
Short-term borrowings	12,223	-	-	12,223
Long-term borrowings	600	1,200	1,400	3,200
Total	$501,230	$165,558	$46,688	$713,476

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable or controllable, the Company regularly monitors its interest rate position and oversees its financial risk Management by establishing policies and operating limits (see "Asset/ Liability Management and Market Risk" section). Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company's growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2012.

Quantitative and Qualitative Disclosures about Market Risk

For discussion on this matter, see the "Asset/Liability Management and Market Risk" section of this analysis.

Castaing Hussey & Lolan, LLC
— *Certified Public Accountants*

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA

Shalee M. Landry, CPA
Donna Lasseigne, CPA

Report Of Independent Registered Accounting Firm

To the Stockholders and Board of Directors

First Guaranty Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of First Guaranty Bancshares, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Guaranty Bancshares, Inc. as of December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

We also audited, in accordance with the standards of the American Institute of Certified Public Accountants, First Guaranty Bancshares, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March, 29, 2012, expressed an unqualified opinion thereon.

Castaing, Hussey & Lolan, LLC

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana
March 29, 2012

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(in thousands, except share data)	
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 43,810	$ 35,695
Interest-earning demand deposits with banks	2	13
Federal funds sold	68,630	9,129
Cash and cash equivalents	112,442	44,837
Investment securities:		
Available for sale, at fair value	520,497	322,128
Held to maturity, at cost (estimated fair value of $113,197 and $155,326,respectively)	112,666	159,833
Investment securities	633,163	481,961
Federal Home Loan Bank stock, at cost	643	1,615
Loans, net of unearned income	573,100	575,640
Less: allowance for loan losses	8,879	8,317
Net loans	564,221	567,323
Premises and equipment, net	19,921	16,023
Goodwill	1,999	1,999
Intangible assets, net	2,811	1,729
Other real estate, net	5,709	577
Accrued interest receivable	8,128	7,664
Other assets	4,829	9,064
Total assets	$ 1,353,866	$ 1,132,792
Liabilities and Stockholders' Equity:		
Deposits:		
Noninterest-bearing demand	$ 167,925	$ 130,897
Interest-bearing demand	289,408	192,139
Savings	57,452	46,663
Time	692,517	637,684
Total deposits	1,207,302	1,007,383
Short-term borrowings	12,223	12,589
Accrued interest payable	3,509	3,539
Long-term borrowing	3,200	-
Other liabilities	1,030	11,343
Total liabilities	$ 1,227,264	$ 1,034,854
Stockholders' Equity:		
Preferred stock:		
Series A - $1,000 par value - authorized 5,000 shares; issued and outstanding 0 and 2,069.9 shares	$ -	$ 19,859
Series B - $1,000 par value - authorized 5,000 shares; issued and outstanding 0 and 103 shares	-	1,116
Series C - $1,000 par value - authorized 39,435 shares; issued and outstanding 39,435 and 0 shares	39,435	-
Common stock: [1]		
$1 par value - authorized 100,600,000 shares; issued and outstanding 6,294,227 and 6,115,608 shares, respectively	6,294	6,116
Surplus	39,387	36,240
Retained earnings	37,019	34,866
Accumulated other comprehensive income (loss)	4,467	(259)
Total Stockholders' Equity	$ 126,602	$ 97,938
Total Liabilities and Stockholders' Equity	$1,353,866	$1,132,792

See Notes to the Consolidated Financial Statements.

[1]All share amounts have been restated to reflect the ten percent stock dividend paid February 24, 2012 to stockholders of record as of February 17, 2012.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2011	2010	2009
		(in thousands, except share data)	
Interest Income:			
Loans (including fees)	$34,839	$36,288	$35,677
Loans held for sale	10	5	7
Deposits with other banks	50	41	388
Securities (including FHLB stock)	19,691	15,043	11,085
Federal funds sold	19	13	34
Total interest income	**54,609**	**51,390**	**47,191**
Interest Expense:			
Demand deposits	920	846	1,179
Savings deposits	50	42	98
Time deposits	13,962	12,218	13,310
Borrowings	186	117	257
Total interest expense	**15,118**	**13,223**	**14,844**
Net Interest Income:	39,491	38,167	32,347
Less: Provision for loan losses	10,187	5,654	4,155
Net interest income after provision for loan losses	**29,304**	**32,513**	**28,192**
Noninterest Income:			
Service charges, commissions and fees	4,596	4,133	4,146
Net gains on securities	3,531	2,824	2,056
Loss on securities impairment	(97)	-	(829)
Net gains on sale of loans	114	283	422
Gain on sale of fixed assets	1	962	(10)
Gain on bargain purchase	1,665	-	-
Other	1,463	1,363	1,351
Total noninterest income	**11,273**	**9,565**	**7,136**
Noninterest Expense:			
Salaries and employee benefits	12,529	11,769	10,752
Occupancy and equipment expense	3,473	3,191	2,891
Other	12,819	11,867	10,364
Total noninterest expense	**28,821**	**26,827**	**24,007**
Income Before Income Taxes:	11,756	15,251	11,321
Less: Provision for income taxes	3,723	5,226	3,726
Net Income	$ 8,033	$10,025	$ 7,595
Preferred Stock Dividends	(1,976)	(1,333)	(594)
Income available to common shareholders	**$ 6,057**	**$8,692**	**$ 7,001**
Per Common Share:[1]			
Earnings	0.98	1.42	1.14
Cash dividends paid	0.58	0.58	0.58
Weighted average common shares outstanding	**6,205,652**	**6,115,608**	**6,115,608**

See Notes to Consolidated Financial Statements

[1]All share amounts have been restated to reflect the ten percent stock dividend paid February 24, 2012 to stockholders of record as of February 17, 2012.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, except share data)

	Series A Preferred Stock $1,000 Par	Series B Preferred Stock $1,000 Par	Series C Preferred Stock $1,000 Par	Common Stock $1 Par	Surplus	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
Balance December 31, 2008	$ -	$ -	$ -	$ 6,116	$ 36,240	$ 26,289	$ (3,158)	$ 65,487
Net income	-	-	-	-	-	7,595	-	7,595
Change in unrealized loss on AFS securities, net of reclassification adjustments and taxes	-	-	-	-	-	-	5,235	5,235
Total comprehensive income								12,830
Preferred stock issued	19,551	1,148	-	-	-	-	-	20,699
Cash dividends to common stock ($0.58 per share)	-	-	-	-	-	(3,558)	-	(3,558)
Preferred stock dividend, amortization and accretion	79	(8)	-	-	-	(594)	-	(523)
Balance December 31, 2009	$19,630	$1,140	-	$ 6,116	$ 36,240	$ 29,732	$ 2,077	$ 94,935
Net income	-	-	-	-	-	10,025	-	10,025
Change in unrealized loss on AFS securities, net of reclassification adjustments and taxes	-	-	-	-	-	-	(2,336)	(2,336)
Total Comprehensive Income								7,689
Cash dividends on common stock ($0.58 per share)	-	-	-	-	-	(3,558)	-	(3,558)
Preferred stock dividend, amortization and accretion	229	(24)	-	-	-	(1,333)	-	(1,128)
Balance December 31, 2010	$19,859	$1,116	$ -	$ 6,116	$ 36,240	$ 34,866	$ (259)	$ 97,938
Net income	-	-	-	-	-	8,033	-	8,033
Change in unrealized loss on AFS securities, net of reclassification adjustments and taxes	-	-	-	-	-	-	4,726	4,726
Total comprehensive income								12,759
Common stock issued in acquisition, 179,036 shares	-	-	-	178	3,147	(294)	-	3,031
Preferred stock issued	-	-	39,435	-	-	-	-	39,435
Cash dividends on common stock ($0.58 per share)	-	-	-	-	-	(3,610)	-	(3,610)
Preferred stock repurchase, Series A & B	(20,030)	(1,098)	-	-	-	-	-	(21,128)
Preferred stock dividend, amortization and accretion	171	(18)	-	-	-	(1,976)	-	(1,823)
Balance December 31, 2011	$ -	$ -	$39,435	$6,294	$39,387	$37,019	$4,467	$126,602

See Notes to Consolidated Financial Statements

[1]All share amounts have been restated to reflect the ten percent stock dividend paid February 24, 2012 to stockholders of record as of February 17, 2012.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2011	2010	2009
		(in thousands)	
Cash Flows From Operating Activities:			
Net income	$ 8,033	$ 10,025	$ 7,595
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	10,187	5,654	4,155
Depreciation and amortization	1,718	1,465	1,413
Amortization/Accretion of investments	1,109	71	(768)
Gain on bargain purchase	(1,665)	-	-
Gain on sale/call of securities	(3,531)	(3,162)	(2,066)
Gain on sale of assets	(116)	(1,244)	(385)
Other than temporary impairment charge on securities	97	-	829
ORE write-downs and loss on disposition	764	693	270
FHLB stock dividends	(5)	(8)	(3)
Non-cash donation	-	705	-
Change in other assets and liabilities, net	1,379	2,043	(8,514)
Net cash provided by operating activities	17,970	16,242	2,526
Cash Flows From Investing Activities:			
Proceeds from maturities, calls and sales of HTM securities	227,565	12,724	22,187
Proceeds from maturities, calls and sales of AFS securities	490,661	800,684	1,281,594
Funds invested in HTM securities	(190,125)	(159,831)	-
Funds Invested in AFS securities	(668,616)	(864,419)	(1,419,358)
Proceeds from sale/redemption of Federal Home Loan Bank stock	2,483	2,972	-
Funds invested in Federal Home Loan Bank stock	(1,440)	(2,032)	(1,599)
Proceeds from maturities of time deposits with banks	-	-	35,094
Funds invested in time deposits with banks	-	-	(13,613)
Net decrease in loans	50,099	5,718	12,620
Purchases of premises and equipment	(2,337)	(1,327)	(1,631)
Proceeds from sales of premises and equipment	24	1,100	24
Proceeds from sales of other real estate owned	2,230	2,677	768
Cash received in excess of cash paid in acquisition	4,992	-	-
Net cash used in investing activities	(84,464)	(201,734)	(83,914)
Cash Flows From Financing Activities:			
Net increase in deposits	121,891	207,637	19,382
Net (decrease) increase in federal funds purchased and short-term borrowings	(366)	660	2,162
Proceeds from long-term borrowings	3,500	-	20,000
Repayment of long-term borrowings	(3,800)	(20,000)	(8,355)
Repurchase of preferred stock	(21,128)	-	-
Proceeds from issuance of preferred stock	39,435	-	20,699
Dividends paid	(5,433)	(4,686)	(3,799)
Net cash provided by financing activities	134,099	183,611	50,089
Net increase (decrease) in cash and cash equivalents	67,605	(1,881)	(31,299)
Cash and cash equivalents at the beginning of the period	44,837	46,718	78,017
Cash and cash equivalents at the end of the period	$112,442	$ 44,837	$ 46,718
Noncash Activities:			
Non-cash donation	-	705	-
Loans transferred to foreclosed assets	$ 5,817	3,288	1,129
Common stock issued in acquisition (179,036 shares)	$ 3,031	-	-
Cash Paid During The Period:			
Interest on deposits and borrowed funds	$ 15,148	$ 12,203	$ 15,357
Income taxes	$ 2,850	$ 5,600	$ 4,300

See Notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.
Business and Summary of Significant Accounting Policies

Business

First Guaranty Bancshares, Inc. (the "Company") is a Louisiana corporation headquartered in Hammond, Louisiana. The Company owns all of the outstanding shares of common stock of First Guaranty Bank. First Guaranty Bank (the "Bank") is a Louisiana state-chartered commercial bank that provides a diversified range of financial services to consumers and businesses in the communities in which it operates. These services include consumer and commercial lending, mortgage loan origination, the issuance of credit cards and retail banking services. The Bank also maintains an investment portfolio comprised of government, government agency, corporate and municipal securities. The Bank has 21 banking offices, including one drive-up banking facility and 30 automated teller machines (ATMs) in north and south Louisiana.

Summary of significant accounting policies

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to predominant accounting practices within the banking industry. The more significant accounting and reporting policies are as follows:

Consolidation

The consolidated financial statements include the accounts of First Guaranty Bancshares, Inc., and its wholly-owned subsidiary, First Guaranty Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Acquisition Accounting

Acquisitions are accounted for under the purchase method of accounting. Purchased assets, including identifiable intangibles and assumed liabilities are recorded at their respective acquisition date fair values. If the fair value of net assets purchased exceeds the consideration given, a "bargain purchase gain" is recognized. If the consideration given exceeds the fair value of the net assets received, goodwill is recognized. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date with no carryover of the related allowance for loan losses. See Acquired Loans section below for accounting policy regarding loans acquired in a business combination.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and the valuation of goodwill, intangible assets and other purchase accounting adjustments. In connection with the determination of the allowance for loan losses and real estate owned, the Company obtains independent appraisals for significant properties.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents are defined as cash, due from banks, interest-bearing demand deposits with banks and federal funds sold with maturities of three months or less.

Securities

The Company reviews its financial position, liquidity and future plans in evaluating the criteria for classifying investment securities. Debt securities that Management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities available for sale are stated at fair value. The unrealized difference, if any, between amortized cost and fair value of these securities is excluded from income and is reported, net of deferred taxes, as a component of stockholders' equity. Realized gains and losses on securities are computed based on the specific identification method and are reported as a separate component of other income.

Any security that has experienced a decline in value, which Management believes is deemed other than temporary, is reduced to its estimated fair value by a charge to operations. In estimating other-than-temporary impairment losses, Management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains and losses on security transactions are computed using the specific identification method. Amortization of premiums and discounts is included in interest and dividend income. Discounts and premiums related to debt securities are amortized using the effective interest rate method.

Loans held for sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within 30 days. Buyers generally have recourse to return a purchased loan under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties and documentation deficiencies. Mortgage loans held for sale are generally sold with the mortgage servicing rights released. Gains or losses on sales of mortgage loans are recognized based on the differences between the selling price and the carrying value of the related mortgage loans sold.

Loans

Loans are stated at the principal amounts outstanding, net of unearned income and deferred loan fees. In addition to loans issued in the normal course of business, overdrafts on customer deposit accounts are considered to be loans and reclassified as such. At December 31, 2011 and 2010, $0.5 million and $0.2 million, respectively, in overdrafts have been reclassified to loans. Interest income on all classifications of loans is calculated using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when Management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that reasonable doubt exists as to the full and timely collection of principal and interest. This evaluation is made for all loans that are 90 days or more contractually past due. When a loan is placed in nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of interest and principal is probable. Loans are returned to accrual status when, in the judgment of Management, all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame and when the borrower has demonstrated payment performance of cash or cash equivalents for a minimum of six months. All loans, except mortgage loans, are considered past due if they are past due 30 days. Mortgage loans are considered past due when two consecutive payments have been missed. Loans that are past due 90-120 days and deemed uncollectible are charged off. The loan charge-off is a reduction of the allowance for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by Management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. As an administrative matter, this process is only applied to impaired loans or relationships in excess of $250,000. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, individual consumer and residential loans are not separately identified for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Acquired Loans

Management has defined the loans purchased in the July 2011 Greensburg Bancshares acquisition as acquired loans. Acquired loans are recorded at estimated fair value on their purchase date with no carryover of the related allowance for loan losses. Acquired loans were segregated between those with deteriorated credit quality at acquisition and those deemed as performing. To make this determination, Management considered such factors as past due status, nonaccrual status, credit risk ratings, interest rates and collateral position. The fair value of acquired loans deemed performing was determined by discounting cash flows, both principal and interest, for each pool at prevailing market interest rates as well as consideration of inherent potential losses. The difference between the fair value and principal balances due at acquisition date, the fair value discount, is accreted into income over the estimated life of each loan pool.

Purchased loans acquired in a business combination are recorded at their estimated fair value on their purchase date and with no carryover of the related allowance for loan losses. Performing acquired loans are subsequently evaluated for any required allowance at each reporting date. An allowance for loan losses is calculated using a methodology similar to that described above for originated loans. The allowance as determined for each loan pool is compared to the remaining fair value discount for that pool. If greater, the excess is recognized as an addition to the allowance through a provision for loan losses. If less than the discount, no additional allowance is recorded.

Loans acquired that showed deterioration of credit quality made it probable that all contractually required principal and interest payments will not be collected. Initially each loan was evaluated for impairment and then aggregated into a pool deemed to have deteriorated credit quality. Management based the fair value on the estimated liquidation value of collateral. Subsequent to acquisition, Management must update these estimates of cash flows expected to be collected at each reporting date. These updates require the continued use of estimates, similar to those used in the initial estimate of fair value.

Loan fees and costs

Nonrefundable loan origination and commitment fees and direct costs associated with originating loans are deferred and recognized over the lives of the related loans as an adjustment to the loans' yield using the level yield method.

Allowance for loan losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectability of the principal is unlikely. The allowance, which is based on evaluation of the collectability of loans and prior loan loss experience, is an amount that, in the opinion of Management, reflects the risks inherent in the existing loan portfolio and exists at the reporting date. The evaluations take into consideration a number of subjective factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect a borrower's ability to pay, adequacy of loan collateral and other relevant factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require additional recognition of losses based on their judgments about information available to them at the time of their examination.

The following are general credit risk factors that affect the Company's loan portfolio segments. These factors do not encompass all risks associated with each loan category. Construction and land development loans have risks associated with interim construction prior to permanent financing and repayment risks due to the future sale of developed property. Farmland and agricultural loans have risks such as weather, government agricultural policies, fuel and fertilizer costs and market price volatility. 1-4 family, multi-family and consumer credits are strongly influenced by employment levels, consumer debt loads and the general economy. Non-farm non-residential credits include both owner occupied real estate and non-owner occupied real estate. Common risks associated with these properties is the ability to maintain tenant leases and keep lease income at a level able to service required debt and operating expenses. Commercial and industrial loans generally have non-real estate secured collateral which requires closer monitoring than real estate collateral.

Although Management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, the Company may ultimately incur losses that vary from Management's current estimates. Adjustments to the allowance for loan losses will be reported in the period such adjustments become known or can be reasonably estimated. All loan losses are charged to the allowance for loan losses when the loss actually occurs or when Management believes that the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect Management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Goodwill and intangible assets

Intangible assets are comprised of goodwill, core deposit intangibles and mortgage servicing rights. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. The Company's goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. Adverse changes in the economic environment, declining operations or other factors could result in a decline in the implied fair value of goodwill. If the implied fair value is less than the carrying amount, a loss would be recognized in other non-interest expense to reduce the carrying amount to implied fair value of goodwill. The Company's goodwill impairment test includes two steps that are precluded by a, "step zero", qualitative test. The qualitative test allows Management to assess whether qualitative factors indicate that it is more likely than not that impairment exists. If it is not more likely than not that impairment exists, then no impairment exists and the two step quantitative test would not be necessary. These qualitative indicators include factors such as earnings, share price, market conditions, etc. If the qualitative factors indicate that it is more likely than not that impairment exists, then the two step quantitative test would be necessary. Step one is used to identify potential impairment and compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Step two of the goodwill impairment test compares the implied estimated fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that unit's goodwill, an impairment loss is recognized in an amount equal to that excess. The Company did not record goodwill impairment charges in 2011, 2010 or 2009.

Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own on in combination with related contract, asset or liability. The Company's intangible assets primarily relate to core deposits. These core deposit intangibles are amortized on a straight-line basis over terms ranging from seven to fifteen years. Management periodically evaluates whether events or circumstances have occurred that would result in impairment of value.

Premises and equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings and improvements	10-40 years
Equipment, fixtures and automobiles	3-10 years

Expenditures for renewals and betterments are capitalized and depreciated over their estimated useful lives. Repairs, maintenance and minor improvements are charged to operating expense as incurred. Gains or losses on disposition, if any, are recorded in the Statements of Income.

Other real estate

Other real estate includes properties acquired through foreclosure or acceptance of deeds in lieu of foreclosure. These properties are recorded at the lower of the recorded investment in the property or its fair value less the estimated cost of disposition. Any valuation adjustments required prior to foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other real estate expense. Costs of operating and maintaining the properties are charged to other real estate expense as incurred. Any subsequent gains or losses on dispositions are credited or charged to income in the period of disposition.

Off-balance sheet financial instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commitments to fund commercial real estate construction and land development loans secured by real estate and performance standby letters of credit. Such financial instruments are recorded when they are funded.

Income taxes

The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. In lieu of Louisiana state income tax, the Bank is subject to the Louisiana bank shares tax, which is included in noninterest expense in the Company's consolidated financial statements. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2008. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be utilized.

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are presented in the Statements of Changes in Stockholders' Equity and Note 21 of the Consolidated Notes to the Financial Statements.

Earnings per common share

Earnings per share represent income available to common shareholders divided by the weighted average number of common shares outstanding during the period. In February of 2012, the Company's Board of Directors elected to issue a pro rata, ten percent common stock dividend. The shares issued for the stock dividend have been retrospectively factored in to the calculation of earnings per share as well as cash dividends paid on common stock and represented on the face of the financial statements. No convertible shares of the Company's stock are outstanding.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Note 2.
Recent Accounting Pronouncements

In April 2011, the FASB issued ASU No. 2011-02, "Receivables (Topic 310) — A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring." ASU 2011-02 amended prior guidance to provide assistance in determining whether a modification of the terms of a receivable meets the definition of a troubled debt restructuring. The new authoritative guidance provides clarification for evaluating whether a concession has been granted and whether a debtor is experiencing financial difficulties. The new authoritative guidance will be effective for the reporting periods after September 15, 2011 and should be applied retrospectively to Restructurings occurring on or after the beginning of the fiscal year of adoption. Adoption of the new guidance did not have a significant impact on the Company's statements of income and financial condition.

In April 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820) — Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04") amends Topic 820, "Fair Value Measurements and Disclosures," to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards ("IFRS"). ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in Topic 820 and requires additional fair value disclosures. ASU 2011-04 is effective for annual periods beginning after December 15, 2011, and is not expected to have a significant impact on our financial statements.

In May 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income." This ASU will require that all non-owner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. This guidance is effective for fiscal years, and interim periods beginning after December 15, 2011. Certain provisions related to the presentation of reclassification adjustments have been deferred by ASU 2011-12 "Comprehensive Income (Topic 820) – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." The issuance of this guidance is to present the components of Comprehensive Income in a manner that enhances the information provided to investors. As such, the adoption of this guidance will not have a material impact on the Company's financial position.

In September 2011, the FASB issued ASU No. 2011-08, "Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment", which amends the procedures for impairment testing of goodwill. This standard allows the use of qualitative factors in determining if goodwill impairment is more likely than not to exist. If qualitative information indicates that it is not more likely than not that impairment of goodwill exists, then the quantitative two step impairment test will not be required. The Company adopted this standard in the fourth quarter of 2011. Adoption of the new guidance did not have an impact on the Company's statements of income and financial condition.

Note 3.
Acquisition Activity

On July 1, 2011 the Company completed a merger with Greensburg Bancshares, Inc. ("Greensburg") and its wholly-owned subsidiary Bank of Greensburg, located in Greensburg, Louisiana. The Company purchased 100% of the outstanding stock in Greensburg for a total consideration of $5.3 million. The composition of the consideration includes 179,036 shares of the Company's stock issued at a market value of $16.93 per share for a total of $3.0 million and cash for Greensburg shares of $2.3 million. In addition, the Company assumed $3.5 million of debt to Greensburg shareholders and repaid the debt at the time of the acquisition. The merger with Greensburg allowed the Company to enter new markets, gain market share in locations where both entities previously existed, take advantage of operating efficiencies and build upon the Company's core deposit base.

The acquired assets and liabilities at fair value are presented in the following table. The table also includes intangible assets other than goodwill created in the acquisition, namely, core deposit intangible assets.

	As Recorded by First Guaranty Bancshares
	(in thousands)
Cash and cash equivalents	$7,270
Investment securities	11,109
Loans	63,001
Premises and equipment	2,934
Core deposit intangible	1,353
Other real estate owned	2,309
Other assets	1,410
Interest-bearing deposits	(61,880)
Noninterest-bearing deposits	(16,148)
Long-term debt	(3,500)
Deferred tax liability	(253)
Other liabilities	(632)
Gain on acquisition (bargain purchase gain)	(1,665)
Total purchase price	**$5,308**

The Company based the allocation of the purchase price on the fair values of the assets acquired and the liabilities assumed. The net gain represents the excess of the estimated fair value of the assets acquired over the estimated fair value of the liabilities assumed less the total consideration given. The gain of $1.7 million was recognized as "Gain on bargain purchase" in the "Noninterest income" section of the Company's Consolidated

Statements of Income. This acquisition was an open market, arms-length transaction. The bargain purchase was driven by an inactive market for the stock of Greensburg Bancshares, Inc.

Since the acquisition date the revenue (Interest and Noninterest Income) from Bank of Greensburg was $2.2 million and the earnings added to the Company's consolidated net income was $0.6 million for the period ending December 31, 2011.

The following pro forma information for the 12 month period ending December 31, 2011 and 2010 reflects the Company's estimated consolidated results of operations as if the acquisition of Greensburg Bancshares occurred at January 1, 2010, unadjusted for potential cost savings.

Note 4. Cash and Due from Banks

Certain reserves are required to be maintained at the Federal Reserve Bank. The requirement as of December 31, 2011 and 2010 was $23.5 million and $14.1 million, respectively. At December 31, 2011 and 2010, the Company had accounts at correspondent banks, excluding the Federal Reserve Bank that exceeded the FDIC insurable limit of $250,000 by $0.1 million and $0.1 million, respectively. This account for 2011 and 2010 was held at JPMorgan Chase.

	December 31,	
	2011	2010
	(in thousands)	
Interest and noninterest income	$66,983	$66,680
Net income	$ 8,246	$ 9,805

The income figures above include approximately $0.7 million in non-recurring expenses that arose from the acquisition of Greensburg Bancshares.

Greensburg Bancshares was organized as a Subchapter S corporation and the income in the preceding table has been tax effected at a 34.0% income tax rate.

For details on acquired loans see Note 6 of the Consolidated Financial Statements.

Note 5. Securities

A summary comparison of securities by type at December 31, 2011 and 2010 is shown below:

	December 31,							
	2011				2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)							
Available for Sale:								
U.S. Government agencies	$ 319,113	$ 1,422	$ (328)	$ 320,207	$ 172,958	$ 242	$ (3,982)	$ 169,218
Corporate debt securities	171,927	6,250	(1,222)	176,955	139,425	4,821	(1,375)	142,871
Mutual funds or other equity securities	2,773	38	-	2,811	750	3	(88)	665
Municipal bonds	19,916	609	(1)	20,524	9,388	-	(14)	9,374
Total available for sale securities	$513,729	$8,319	$(1,551)	$520,497	$322,521	$5,066	$(5,459)	$322,128
Held to Maturity:								
U.S. Government agencies	112,666	535	(4)	113,197	159,833	-	(4,507)	155,326
Total held to maturity securities	$112,666	$ 535	$ (4)	$113,197	$159,833	$ -	$(4,507)	$155,326

The scheduled maturities of securities at December 31, 2011, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2011	
	Amortized Cost	Fair Value
Available For Sale:	*(in thousands)*	
Due in one year or less	$ 13,267	$ 13,505
Due after one year through five years	59,897	61,320
Due after five years through 10 years	214,467	218,280
Over 10 years	226,098	227,392
Total available for sale securities	$513,729	$520,497
Held to Maturity:		
Due in one year or less	$ -	$ -
Due after one year through five years	10,015	10,157
Due after five years through 10 years	50,535	50,828
Over 10 years	52,116	52,212
Total held to maturity securities	$112,666	$113,197

At December 31, 2011 and 2010 the carrying value of securities pledged to secure public funds totaled $428.6 million and $290.0 million, respectively. Gross realized gains were $3.5 million, $3.0 million and $2.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. Gross realized losses were $0, $9,000 and $0.1 million for the years ended December 31, 2011, 2010 and 2009. The tax (benefit) provision applicable to these realized net gains amounted to $1.2 million, $1.0 million and $0.7 million for 2011, 2010 and 2009, respectively. Proceeds from sales of securities classified as available for sale amounted to $39.6 million, $31.8 million and $22.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses at December 31, 2011.

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
			(in thousands)			
Available for Sale:						
U.S. Government agencies	$ 55,413	$ (328)	$ -	$ -	$ 55,413	$ (328)
Corporate debt securities	25,047	(722)	3,439	(500)	28,486	(1,222)
Mutual funds or other equity securities	-	-	-	-	-	-
Municipals	219	(1)	-	-	219	(1)
Total available for sale securities	$80,679	$(1,051)	$3,439	$(500)	$84,118	$(1,551)
Held to Maturity:						
U.S. Government agencies	$ 2,993	$ (4)	$ -	$ -	$ 2,993	$ (4)
Total held to maturity securities	$ 2,993	$ (4)	$ -	$ -	$ 2,993	$ (4)

At December 31, 2011, 141 debt securities have gross unrealized losses of $1.6 million or 1.8% of amortized cost. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until the fair value is at least equal to the carrying value. The Company had nine U.S. Government agency securities and 116 corporate debt securities that had gross unrealized losses for less than 12 months. The Company had 10 debt securities which have been in a continuous unrealized loss position for 12 months or longer. All securities with unrealized losses greater than 12 months were classified as available for sale totaling $3.4 million. Securities with unrealized losses less than 12 months included $80.7 million classified as available for sale and $3.0 million in held to maturity agency securities.

If it is determined that impairment is other-than-temporary for an equity security, then an impairment loss shall be recognized in earnings equal to the entire difference between the investment's cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new amortized cost basis of the investment and is not adjusted for subsequent recoveries in fair value. For debt securities, other-than-temporary impairment loss is recognized in earnings if the Company is required to sell or is more likely than not to sell the security before recovery of its amortized cost. If the Company is not required to sell the security or does intend to sell the security then the other-than-temporary impairment is separated into the amount representing credit loss and the amount related to all other factors. The amount related to credit loss is recognized in earnings and the amount related to all other factors is recognized in other comprehensive income. The previous amortized cost basis less the other-than-temporary impairment recognized in earnings shall become the new amortized cost basis of the investment. Management evaluates securities for other-than-temporary impairment at least quarterly and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) the recovery of contractual principal and interest and (iv) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, Management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and industry reports.

The amount of investment securities issued by government agencies with unrealized losses and the amount of unrealized losses on those investment securities are primarily the result of market interest rates. The Company has the ability and intent to hold these securities in its current portfolio until recovery, which may be until maturity.

The corporate debt securities consist primarily of corporate bonds issued by the following types of organizations: financial, insurance, utilities, manufacturing, industrial, consumer products and oil and gas. Also included in corporate debt securities are trust preferred capital securities, many issued by national and global financial services firms. The Company believes that the each of the issuers will be able to fulfill the obligations of these securities. The Company has the ability and intent to hold these securities until they recover, which could be at their maturity dates.

The held to maturity portfolio is comprised of government sponsored enterprise securities such as FHLB, FNMA, FHLMC and FFCB. The securities have maturities of 15 years or less and the securities are used to collateralize public funds. As of December 31, 2011 public funds deposits totaled $431.9 million. The Company has maintained public funds in excess of $175.0 million since December 2007. Management believes that public funds will continue to be a significant part of the Company's deposit base and will need to be collateralized by securities in the investment portfolio.

Overall market declines, particularly in the banking and financial industries, as well as the real estate market, are a result of significant stress throughout the regional and national economy. Securities with unrealized losses, in which the Company has not already taken an OTTI charge, are currently performing according to their contractual terms. Management has the intent and ability to hold these securities for the foreseeable future. The fair value is expected to recover as the securities approach their maturity or repricing date or if market yields for such investments decline. As a result of uncertainties in the market place affecting companies in the financial services industry, it is at least reasonably possible that a change in the estimate will occur in the near term.

Securities that are other-than-temporarily impaired are evaluated at least quarterly. The evaluation includes performance indications of the underlying assets in the security, loan to collateral value, third-party guarantees, current levels of subordination, geographic concentrations, industry analysts reports, sector credit ratings, volatility of the securities fair value, liquidity, leverage and capital ratios, the company's ability to continue as a going concern. If the company is in bankruptcy, the status and potential outcome is also considered.

The Company believes that the securities with unrealized losses reflect impairment that is temporary and that there are currently no securities with other-than-temporary impairment. Other-than-temporary impairment charges were $0.1 million in 2011 and consisted of the write-down of two BBC Capital Trust bonds. In August of 2011 these bonds were sold and $45,000 of the write-down was recovered and recognized as a gain on sale of securities in other noninterest income. During 2010, the Company did not record an impairment write-down on its securities and during 2009, the Company recorded an impairment write-down totaling $0.8 million. The impairment write-down consisted of one corporate debt security totaling $0.2 million issued by Colonial Bank which had an unrealized loss of $0.2 million, three asset backed securities totaling $0.4 million issued by ALESCO which had unrealized losses of $0.4 million and two asset backed securities totaling $0.2 million issued by TRAPEZA which had unrealized losses of $0.2 million.

During the fourth quarter of 2009, three agency securities with a par value of $10.0 million were transferred from available for sale to held to maturity. These three securities had a fair market value totaling $9.8 million and an average maturity of approximately 14 years. The unrealized loss of $0.2 million was recorded as a component of other comprehensive loss and were amortized over the life of the securities or until the security was called.

In the second quarter of 2010, the Company sold the $12.1 million that remained in the held to maturity category. This represented approximately 4.0% of the total investment portfolio and 1.0% of assets. Several of the securities sold included mortgage-backed securities and agency bullet securities which were no longer part of Management's investment portfolio strategy. During the third quarter of 2010, the Company experienced significant deposit growth but decreased loan demand. Deposits grew approximately $123.0 million or 14.0% from June 30, 2010 to December 31, 2010. Net loans declined $38.0 million or 6.0% during the same period. Investment securities increased $142.0 million or 42% from June 30, 2010 to December 31, 2010. Market conditions continued to be historically volatile and interest rates declined to levels not seen in decades.

Given the changes in the Company's balance sheet observed during the third quarter and following the completion of a five year strategic plan, certain securities purchased pursuant to this plan were classified as held to maturity. The Company determined the unprecedented market conditions and volatility coupled with a revised five year strategic plan that a waiting period of one quarter was appropriate based on the materiality conditions and the type of securities in the held to maturity portfolio sold during the second quarter of 2010.

At December 31, 2011, the Company's exposure to investment securities issuers that exceeded 10% of stockholders' equity as follows:

	Amortized Cost	Fair Value
	(in thousands)	
Federal Home Loan Bank (FHLB)	$ 116,615	$ 116,994
Federal Home Loan Mortgage Corporation (Freddie Mac-FHLMC)	79,644	79,537
Federal National Mortgage Association (Fannie Mae-FNMA)	199,852	200,999
Federal Farm Credit Bank (FFCB)	101,542	103,432
Total	$497,653	$500,962

Note 6.
Loans

The following table summarizes the components of the Company's loan portfolio as of December 31, 2011 and December 31, 2010:

	December 31,			
	2011		2010	
	Balance	As % of Category	Balance	As % of Category
	(in thousands)			
Real Estate:				
Construction & land development	78,614	13.7 %	65,570	11.4%
Farmland	11,577	2.0 %	13,337	2.3%
1-4 Family	89,202	15.6 %	73,158	12.7%
Multifamily	16,914	2.9 %	14,544	2.5%
Non-farm non-residential	268,618	46.8 %	292,809	50.8%
Total real estate	464,925	81.0 %	459,418	79.7%
Non-Real Estate:				
Agricultural	17,338	3.0 %	17,361	3.0%
Commercial and industrial	68,025	11.9 %	76,590	13.3%
Consumer and other	23,455	4.1 %	22,970	4.0%
Total non-real estate	108,818	19.0 %	116,921	20.3%
Total loans before unearned income	573,743	100.0 %	576,339	100.0%
Unearned income	(643)		(699)	
Total loans net of unearned income	$573,100		$575,640	

The following table summarizes fixed and floating rate loans by maturity and repricing frequencies as of December 31, 2011 and December 31, 2010:

	December 31,					
	2011			2010		
	Fixed	Floating	Total	Fixed	Floating	Total
			(in thousands)			
One year or less	$ 108,276	$ 124,052	$ 232,328	$ 67,944	$ 167,399	$ 235,343
One to five years	160,191	98,972	259,163	127,401	132,345	259,746
Five to 15 years	8,393	36,891	45,284	2,456	30,953	33,409
Over 15 years	8,464	6,054	14,518	9,735	9,388	19,123
Subtotal	$285,324	$265,969	$551,293	$207,536	$340,085	$547,621
Nonaccrual loans			22,450			28,718
Total loans before unearned income			573,743			$576,339
Unearned income			(643)			(699)
Total loans net of unearned income			$573,100			$575,640

The majority of floating rate loans have interest rate floors. As of December 31, 2011, $257.4 million of these loans were at the floor rate. Nonaccrual loans have been excluded from the calculation.

The following tables present the age analysis of past due loans at December 31, 2011 and December 31, 2010:

	As of December 31, 2011					
	30-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment 90 Days Accruing
			(in thousands)			
Real Estate:						
Construction & land development	$ 240	$ 1,520	$ 1,760	$ 76,854	$ 78,614	$ -
Farmland	45	562	607	10,970	11,577	-
1-4 family	2,812	5,957	8,769	80,433	89,202	309
Multifamily	617	-	617	16,297	16,914	-
Non-farm non-residential	878	12,818	13,696	254,922	268,618	419
Total real estate	4,592	20,857	25,449	439,476	464,925	728
Non-Real Estate:						
Agricultural	90	315	405	16,933	17,338	-
Commercial and industrial	147	1,986	2,133	65,892	68,025	-
Consumer and other	389	28	417	23,038	23,455	8
Total non-real estate	626	2,329	2,955	105,863	108,818	8
Total loans before unearned income	$5,218	$23,186	$28,404	$545,339	$573,743	$736
Unearned income					(643)	
Total loans net of unearned income					$573,100	

	As of December 31, 2010					
	30-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment 90 Days Accruing
	(in thousands)					
Real Estate:						
Construction & land development	$ 1,574	$ 3,383	$ 4,957	$ 60,613	$ 65,570	$ -
Farmland	41	-	41	13,296	13,337	-
1-4 family	4,742	3,189	7,931	65,227	73,158	1,663
Multifamily	5,781	1,357	7,138	7,406	14,544	-
Non-farm non-residential	7,960	21,944	29,904	262,905	292,809	-
Total real estate	20,098	29,873	49,971	409,447	459,418	1,663
Non-Real Estate:						
Agricultural	333	446	779	16,582	17,361	-
Commercial and industrial	1,203	76	1,279	75,311	76,590	-
Consumer and other	287	42	329	22,641	22,970	10
Total non-real estate	1,823	564	2,387	114,534	116,921	10
Total loans before unearned income	**$21,921**	**$30,437**	**$52,358**	**$523,981**	$ 576,339	**$1,673**
Unearned income					(699)	
Total loans net of unearned income					**$575,640**	

The Company's Management monitors the credit quality of its loans on an ongoing basis. Measurement of delinquency and past due status are based on the contractual terms of each loan.

For all loan classes, past due loans are reviewed on a monthly basis to identify loans for nonaccrual status. Generally, when collection in full of the principal and interest is jeopardized, the loan is placed on nonaccrual. The accrual of interest income on commercial and most consumer loans generally is discontinued when a loan becomes 90 to 120 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest recognized in income is reversed. The Company's method of income recognition for loans that are classified as nonaccrual is to recognize interest income on a cash basis or apply the cash receipt to principal when the ultimate collectability of principal is in doubt. Nonaccrual loans will not normally be returned to accrual status unless all past due principal and interest has been paid.

The following is a summary of nonaccrual loans by class:

	December 31,	
	2011	2010
	(in thousands)	
Real Estate:		
Construction & land development	**$ 1,520**	$ 3,383
Farmland	**562**	-
1-4 family	**5,647**	1,480
Multifamily	-	1,357
Non-farm non-residential	**12,400**	21,944
Total real estate	**20,129**	**28,164**
Non-Real Estate:		
Agricultural	**315**	446
Commercial and industrial	**1,986**	76
Consumer and other	**20**	32
Total non-real estate	**2,321**	**554**
Total nonaccrual loans	**$22,450**	**$28,718**

The Company assigns credit quality indicators of pass, special mention, substandard and doubtful to its loans. For the Company's loans with a corporate credit exposure, the Company internally assigns a grade based on the creditworthiness of the borrower. For loans with a consumer credit exposure, the Bank internally assigns a grade based upon an individual loan's delinquency status. Loans included in the Pass category are performing loans with satisfactory debt coverage ratios, collateral, payment history and documentation.

Special mention loans have potential weaknesses that deserve Management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loans or in the Company's credit position at some future date. Borrowers may be experiencing adverse operating trends (declining revenues or margins) or an ill proportioned balance sheet (e.g., increasing inventory without an increase in sales, high leverage, tight liquidity). Adverse economic or market conditions, such as interest rate increases or the entry of a new competitor, may also support a special mention rating. Nonfinancial reasons for rating a credit exposure special mention include management problems, pending litigation, an ineffective loan agreement or other material structural weakness and any other significant deviation from prudent lending practices.

A substandard loan with a corporate credit exposure is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt by the borrower. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. These loans require more intensive supervision by Management. Substandard loans are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity or marginal capitalization. Repayment may depend on collateral or other credit risk mitigants. For some substandard loans, the likelihood of full collection of interest and principal may be in doubt and thus, placed on nonaccrual. For loans with a consumer credit exposure, loans that are 90 days or more past due or that have been placed on nonaccrual are considered substandard.

Doubtful loans have the weaknesses of substandard loans with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values.

The following table identifies the Credit Exposure of the Loan Portfolio by specific credit ratings:

Corporate Credit Exposure	As of December 31,									
	2011					2010				
	Pass	Special Mention	Substandard	Doubtful	Total	Pass	Special Mention	Substandard	Doubtful	Total
					(in thousands)					
Real Estate:										
Construction & land development	67,602	82	10,930	$ -	78,614	55,228	249	10,093	$ -	$ 65,570
Farmland	11,485	-	92	-	11,577	13,296	-	41	-	13,337
1-4 family	80,053	1,770	7,379	-	89,202	60,870	4,172	8,116	-	73,158
Multifamily	9,545	-	7,369	-	16,914	8,763	-	5,781	-	14,544
Non-farm non-residential	235,448	372	32,798	-	268,618	258,740	141	33,928	-	292,809
Total real estate	404,133	2,224	58,568	-	464,925	396,897	4,562	57,959	-	459,418
Non-Real Estate:										
Agricultural	17,304	-	34	-	17,338	17,361	-	-	-	17,361
Commercial and industrial	65,553	93	2,379	-	68,025	73,686	13	2,891	-	76,590
Consumer and other	23,345	43	67	-	23,455	22,845	32	93	-	22,970
Total non-real Estate	106,202	136	2,480	-	108,818	113,892	45	2,984	-	116,921
Total loans before unearned income	$510,335	$2,360	$61,048	$ -	$573,743	$510,789	$4,607	$60,943	$ -	$576,339
Unearned income					(643)					(699)
Total loans net of unearned income					$573,100					$575,640

The amounts of loans not subject to FASB ASC Topic 310-30 held for investment that were acquired in business combinations at acquisition are as follows:

	At Acquisition Date		
	Fair Value of Acquired Loans	Gross Contractual Amounts Receivable	Best Estimate of Contractual Cash Flows Not Expected to be Collected
		(in thousands)	
Loans secured by real estate	$ 54,354	$ 54,534	$254
Commercial and industrial loans	2,425	2,465	45
Loans to individuals for household, family, and other personal expenditures	3,452	3,456	30
All other loans and all leases	867	865	-
Total loans not subject to ASC 310-30	$61,098	$61,320	$329

ASC 310-30 Loans

The Company has loans that were acquired through the acquisition of Bank of Greensburg, for which there was, at acquisition, evidence of deterioration of credit quality since origination and for which it is probable, at acquisition, that all contractually required payments would not be collected. These loans are subject to ASC Topic 310-30. The carrying amount of those loans is included in the balance sheet amounts of loans receivable at December 31, 2011.

The amounts of loans subject to FASB ASC Topic 310-30 at December 31, 2011 are as follows:

	December 31, 2011	
	Contractual Amount	Carrying Value
	(in thousands)	
Real Estate:		
Construction & land development	$ 536	$ 301
Farmland	-	-
1-4 family	704	573
Multifamily	-	-
Non-farm non-residential	352	352
Total real estate	1,592	1,226
Non-Real Estate:		
Agricultural	-	-
Commercial and industrial	-	-
Consumer and other	-	-
Total non-real estate	-	-
Total	$1,592	$1,226

There have been no additional provisions made to the allowance for loan losses subsequent to acquisition of these loans. The loans acquired in the acquisition of Bank of Greensburg, that are within the scope of Topic ASC 310-30, are not accounted for using the income recognition model of the Topic because the Company cannot reasonably estimate cash flows expected to be collected. The Company uses the Cost Recovery Method as described in ASC Topic 605 to account for payments received on such loans.

Note 7.
Allowance for Loan Losses

The allowance for loan losses is reviewed by the Company's management on a monthly basis and additions thereto are recorded pursuant to the results of such reviews. In assessing the allowance, several internal and external factors that might impact the performance of individual loans are considered. These factors include, but are not limited to, economic conditions and their impact upon borrowers' ability to repay loans, respective industry trends, borrower estimates and independent appraisals. Periodic changes in these factors impact the assessment of each loan and its overall impact on the allowance for loan losses.

The monitoring of credit risk also extends to unfunded credit commitments, such as unused commercial credit lines and letters of credit. A reserve is established as needed for estimates of probable losses on such commitments.

A summary of changes in the allowance for loan losses, by portfolio type, for the year ended December 31, 2011 is as follows:

	As of December 31, 2011									
	Real Estate Loans:					Non-Real Estate Loans:				
	Construction and Land Development	Farmland	1-4 Family	Multi-family	Non-farm Non-residential	Agricultural	Commercial and Industrial	Consumer and Other	Unallocated	Total
	(in thousands)									
Allowance for Credit Losses:										
Beginning balance	$ 977	$ 46	$ 1,891	$ 487	$ 3,423	$ 80	$ 510	$390	$513	$ 8,317
Charge-offs	(1,093)	(144)	(1,613)	-	(5,193)	(23)	(1,638)	(653)	-	(10,357)
Recoveries	1	-	118	-	13	2	371	227	-	732
Provision	1,117	163	1,521	293	4,737	66	2,164	350	(224)	10,187
Ending balance	$1,002	$ 65	$1,917	$780	$2,980	$125	$1,407	$314	$289	$8,879

	As of December 31, 2010									
	Real Estate Loans:					Non-Real Estate Loans:				
	Construction and Land Development	Farmland	1-4 Family	Multi-family	Non-farm Non-residential	Agricultural	Commercial and Industrial	Consumer and Other	Unallocated	Total
	(in thousands)									
Allowance for Credit Losses:										
Beginning balance	$1,176	$56	$ 2,466	$ 128	$ 2,727	$82	$1,031	$246	$ 7	$ 7,919
Charge-offs	(5)	-	(1,534)	-	(235)	-	(3,395)	(444)	-	(5,613)
Recoveries	1	-	11	-	30	-	164	151	-	357
Provision	(195)	(10)	948	359	901	(2)	2,710	437	506	5,654
Ending balance	$ 977	$46	$1,891	$487	$3,423	$80	$510	$390	$513	$8,317

Negative provisions are caused by changes in the composition and credit quality of the loan portfolio. The result is a re-allocation of the loan loss reserve from one category to another.

	As of December 31, 2011									
	Real Estate Loans:					Non-Real Estate Loans:				
	Construction and Land Development	Farmland	1-4 Family	Multi-family	Non-farm Non-residential	Agricultural	Commercial and Industrial	Consumer and Other	Unallocated	Total
	(in thousands except for percentages)									
Allowance individually evaluated for impairment	$ 139	$ -	$ 392	$ 701	$ 1,224	$ -	$ -	$ -	$ -	2,456
Allowance collectively evaluated for impairment	863	65	1,525	79	1,756	125	1,407	314	289	6,423
Allowance at December 31, 2011	1,002	65	1,917	780	2,980	125	1,407	314	289	8,879
Loans individually evaluated for impairment	7,998	-	3,591	7,369	31,397	-	738	-	-	51,093
Loans collectively evaluated for impairment	70,616	11,577	85,611	9,545	237,221	17,338	67,287	23,455	-	522,650
Loans at December 31, 2011 (before unearned income)	$78,614	$11,577	$89,202	$16,914	$268,618	$17,338	$68,025	$23,455	$ -	573,743
Unearned income										(643)
Total loans net of unearned income										$573,100



	As of December 31, 2010									
	Real Estate Loans:					Non-Real Estate Loans:				
	Construction and Land Development	Farmland	1-4 Family	Multi-family	Non-farm Non-residential	Agricultural	Commercial and Industrial	Consumer and Other	Unallocated	Total
					(in thousands)					
Allowance individually evaluated for impairment	$ 323	$ -	$ 726	$ 179	$ 1,901	$ -	$ 408	$ -	$ -	$ 3,537
Allowance collectively evaluated for impairment	654	46	1,165	308	1,522	80	102	390	513	4,780
Allowance at December 31, 2010	**977**	**46**	**1,891**	**487**	**3,423**	**80**	**510**	**390**	**513**	**8,317**
Loans individually evaluated for impairment	6,222	-	4,450	7,138	35,931	-	2,735	-	-	56,476
Loans collectively evaluated for impairment	59,348	13,337	68,708	7,406	256,878	17,361	73,855	22,970	-	519,863
Loans at December 31, 2010 (before unearned income)	**$65,570**	**$13,337**	**$73,158**	**$14,544**	**$292,809**	**$17,361**	**$76,590**	**$22,970**	**$ -**	**$576,339**
Unearned income										(699)
Total loans net of unearned income										**$575,640**

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by Management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. As an administrative matter, this process is only applied to impaired loans or relationships in excess of $250,000.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, individual consumer and residential loans are not separately identified for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,		
	2011	2010	2009
		(in thousands)	
Balance at beginning of year	$ 8,317	$ 7,919	$ 6,482
Provision	10,187	5,654	4,155
Charge-offs	(10,357)	(5,613)	(2,879)
Recoveries	732	357	161
Balance at year end	$ 8,879	$8,317	$7,919

The allowance for loan losses is reviewed by Management on a monthly basis and additions thereto are recorded. In assessing the allowance, Management considers a variety of internal and external factors that might impact the performance of individual loans. These factors include, but are not limited to, economic conditions and their impact upon borrowers' ability to repay loans, respective industry trends, borrower estimates and independent appraisals. Periodic changes in these factors impact Management's assessment of each loan and its overall impact on the allowance for loan losses.

The monitoring of credit risk also extends to unfunded credit commitments, such as unused commercial credit lines and letters of credit and Management establishes reserves as needed for its estimate of probable losses on such commitments.

As of December 31, 2011, 2010 and 2009, the Company had loans totaling $22.5 million, $28.7 million and $14.2 million, respectively, on which the accrual of interest had been discontinued. As of December 31, 2011, 2010 and 2009, the Company had loans past due 90 days or more and still accruing interest totaling $0.7 million, $1.7 million and $0.8 million, respectively. The average amount of nonaccrual loans in 2011 was $24.9 million compared to $21.5 million in 2010. Had these loans performed in accordance with their original terms, the Company's interest income would have been increased by approximately $0.7 million and $1.7 million for the years ended December 31, 2011 and 2010, respectively. Impaired loans at December 31, 2011 and 2010, including nonaccrual loans, amounted to $51.1 million and $56.5 million, respectively. The portion of the allowance for loan losses allocated to all impaired loans amounted to $2.5 million and $3.5 million at December 31, 2011 and 2010, respectively. As of December 31, 2011, the Company has no outstanding commitments to advance additional funds in connection with impaired loans.


FIRST GUARANTY BANK

The following is a summary of impaired loans by class:

	As of December 31, 2011					
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Cash Basis
	(in thousands)					
Impaired Loans With No Related Allowance:						
Real Estate:						
Construction & land development	$ 937	$ 960	$ -	$ 634	$ 91	$ 64
Farmland	-	-	-	-	-	-
1-4 family	858	1,192	-	2,388	218	32
Multifamily	-	-	-	-	-	-
Non-farm non-residential	8,710	10,708	-	11,549	824	409
Total real estate	10,505	12,860	-	14,571	1,133	505
Non-Real Estate:						
Agricultural	-	-	-	-	-	-
Commercial and industrial	738	1,737	-	2,986	238	102
Consumer and other	-	-	-	-	-	-
Total non-real estate	738	1,737	-	2,986	238	102
Total impaired loans with no related allowance	$11,243	$14,597	$ -	$17,557	$1,371	$ 607
Impaired Loans With an Allowance Recorded:						
Real Estate:						
Construction & land development	$ 7,061	$ 7,061	$ 139	$ 7,243	$ 477	$ 376
Farmland	-	-	-	-	-	-
1-4 family	2,733	2,870	392	1,127	57	56
Multifamily	7,369	7,369	701	6,347	288	333
Non-farm non-residential	22,687	23,637	1,224	21,180	1,261	815
Total real estate	39,850	40,937	2,456	35,897	2,083	1,580
Non-Real Estate:						
Agricultural	-	-	-	-	-	-
Commercial and industrial	-	-	-	-	-	-
Consumer and other	-	-	-	-	-	-
Total non-real estate	-	-	-	-	-	-
Total impaired loans with an allowance recorded	$39,850	$40,937	$2,456	$35,897	$2,083	$1,580
Total impaired loans	$51,093	$55,534	$2,456	$53,454	$3,454	$2,187

The following is a summary of impaired loans by class:

	As of December 31, 2010					
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Cash Basis
			(in thousands)			
Impaired Loans With No Related Allowance:						
Real Estate:						
Construction & land development	$ 4,105	$ 5,380	$ -	$ 5,532	$ 324	$ 345
Farmland	-	-	-	-	-	-
1-4 family	53	684	-	2,576	204	18
Multifamily	-	-	-	-	-	-
Non-farm non-residential	4,555	4,555	-	3,331	202	83
Total real estate	**8,713**	**10,619**	**-**	**11,439**	**730**	**446**
Non-Real Estate:						
Agricultural	-	-	-	-	-	-
Commercial and industrial	-	-	-	425	37	-
Consumer and other	-	-	-	-	-	-
Total non-real estate	-	-	-	425	37	-
Total Impaired Loans with no related allowance	**$ 8,713**	**$10,619**	**$ -**	**$11,864**	**$ 767**	**$ 446**
Impaired Loans With an Allowance Recorded:						
Real Estate:						
Construction & land development	$ 2,117	$ 2,117	$ 323	$ 2,557	$ 247	$ 85
Farmland	-	-	-	-	-	-
1-4 family	4,397	4,397	726	1,490	103	55
Multifamily	7,138	7,138	179	5,896	318	287
Non-farm non-residential	31,376	31,376	1,901	13,655	853	364
Total real estate	**45,028**	**45,028**	**3,129**	**23,598**	**1,521**	**791**
Non-Real Estate:						
Agricultural	-	-	-	-	-	-
Commercial and industrial	2,735	2,735	408	1,632	114	67
Consumer and other	-	-	-	-	-	-
Total non-real estate	**2,735**	**2,735**	**408**	**1,632**	**114**	**67**
Total Impaired Loans with an allowance recorded	**$47,763**	**$47,763**	**$3,537**	**$25,230**	**$1,635**	**$ 858**
Total impaired loans	**$56,476**	**$58,382**	**$3,537**	**$37,094**	**$2,402**	**$1,304**

A Troubled Debt Restructuring ("TDR") is considered such if the creditor for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider. The modifications to the Company's TDRs were concessions on the interest rate charged. The effect of the modifications to the Company was a reduction in interest income. These loans still have an allocated reserve in the Company's reserve for loan losses.

The following table identifies the Troubled Debt Restructurings as of December 31, 2011 and December 31, 2010:

Troubled Debt Restructurings	December 31, 2011			2010		
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
			(in thousands)			
Real Estate:						
Construction & land development	5	2,840	2,840	3	2,602	2,602
Farmland	-	-	-	-	-	-
1-4 Family	1	1,694	1,694	-	-	-
Multifamily	1	6,015	6,015	-	-	-
Non-farm non residential	4	6,998	6,998	4	6,933	6,780
Total real estate	11	17,547	17,547	7	9,535	9,382
Non-Real Estate:						
Agricultural	-	-	-	-	-	-
Commercial and industrial	-	-	-	-	-	-
Consumer and other	-	-	-	-	-	-
Total non-real estate	-	-	-	-	-	-
Total	11	$17,547	$17,547	7	$9,535	$9,382

As of December 31, 2011 and December 31, 2010, respectively, none of the Company's TDRs had subsequently defaulted after concessions were granted. As of December 31, 2011, the Company had no outstanding commitment to advance funds to borrowers with a troubled debt restructuring.

Note 8.
Premises and Equipment

The major categories comprising premises and equipment at December 31, 2011 and 2010 are as follows:

	December 31, 2011	2010
	(in thousands)	
Land	$ 5,949	$ 4,539
Bank premises	17,888	15,804
Furniture and equipment	16,559	15,074
Construction in progress	298	52
Acquired value	40,694	35,469
Less: accumulated depreciation	20,773	19,446
Net book value	$19,921	$16,023

Depreciation expense amounted to approximately $1.4 million, $1.2 million and $1.0 million for 2011, 2010 and 2009, respectively.

Note 9.
Goodwill and Other Intangible Assets

Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Other intangible assets continue to be amortized over their useful lives. Goodwill at December 31, 2011 was $2.0 million and was acquired in the Homestead Bancorp acquisition in 2007. No impairment charges have been recognized since the acquisition of goodwill or other amortizing intangible assets. Mortgage servicing rights were relatively unchanged totaling $0.2 million at December 31, 2011 and 2010. Other intangible assets recorded include core deposit intangibles, which are subject to amortization. The weighted-average amortization period remaining for the Company's core deposit intangibles is 8.2 years. The core deposits reflect the value of deposit relationships, including the beneficial rates, which arose from the purchase of other financial institutions and the purchase of various banking center locations from one single financial institution.

The following table summarizes the Company's purchased accounting intangible assets subject to amortization:

	December 31,					
	2011			2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)					
Core deposit intangibles	$ 9,350	$ 6,742	$ 2,608	$ 7,997	$ 6,457	$ 1,540
Mortgage servicing rights	267	64	203	235	46	189
Total	$9,617	$6,806	$2,811	$8,232	$6,503	$1,729

Amortization expense relating to purchase accounting intangibles totaled $0.3 million, $0.2 million and $0.3 million for the year ended December 31, 2011, 2010 and 2009, respectively. Estimated amortization expense of other intangible assets is as follows:

For the Years Ended December 31,	Estimated Amortization Expense
	(in thousands)
2012	$ 350
2013	$ 320
2014	$ 320
2015	$ 320
2016	$ 320

These estimates do not assume the addition of any new intangible assets that may be acquired in the future nor any write-downs resulting from impairment.

Note 10. Other Real Estate (ORE)

Other real estate owned consists of the following:

	December 31,	
	2011	2010
	(in thousands)	
Real Estate Owned Acquired by Foreclosure:		
Residential	$1,342	$232
Construction & land development	1,161	231
Non-farm non-residential	3,206	114
Other foreclosed property	-	-
Real estate acquired for development or resale	-	-
Total other real estate owned and foreclosed property	$5,709	$577

Note 11.
Deposits

The aggregate amount of time deposits having a remaining term of more than one year for the next five years are as follows:

	December 31, 2011
	(in thousands)
2012	$486,690
2013	115,751
2014	45,704
2015	32,038
2016 and thereafter	12,334
Total	**$692,517**

The table above includes, for December 31, 2011, brokered deposits totaling $5.3 million of which $0.3 million were in reciprocal time deposits acquired from the Certificate of Deposit Account Registry Service (CDARS). The aggregate amount of jumbo time deposits, each with a minimum denomination of $100,000, was approximately $463.0 million and $420.1 million at December 31, 2011 and 2010, respectively.

Note 12.
Borrowings

Short-term borrowings are summarized as follows:

	December 31,	
	2011	2010
	(in thousands)	
Securities sold under agreements to repurchase	$12,223	**$12,589**
Total short-term borrowings	12,223	**12,589**

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Interest rates on repurchase agreements are set by Management and are generally based on the 91-day Treasury bill rate. Repurchase agreement deposits are fully collateralized and monitored daily. The Company's available lines of credit with correspondent banks, including the Federal Home Loan Bank, totaled $176.0 million at December 31, 2011 and $100.6 million at December 31, 2010.

At December 31, 2011, the Company had $101.4 million in blanket lien availability (primarily secured by commercial real estate loans) and $103.5 million in custody status availability (primarily secured by commercial real estate loans and 1-4 family mortgage loans). Total gross availability at the FHLB was $204.9 million at December 31, 2011 but was reduced by its letters of credit totaling $70.0 million. Net availability with the FHLB at December 31, 2011 was $134.9 million. The Company also had lines available with other banks totaling $43.6 million at December 31, 2011.

The following schedule provides certain information about the Company's short-term borrowings during the periods indicated:

	December 31,		
	2011	2010	2009
	(in thousands except for percentages)		
Outstanding at year end	**$12,223**	$12,589	$11,929
Maximum month-end outstanding	**22,493**	30,465	26,372
Average daily outstanding	**11,030**	13,086	18,233
Weighted average rate during the year	**0.18%**	0.21%	0.81%
Average rate at year end	**0.21%**	0.21%	0.23%

The Company's senior long-term debt totaled $3.2 million at December 31, 2011. The Company pays $50,000 principal plus interest on a monthly basis. The loan is currently priced at Wall Street Journal Prime plus 75 basis points (currently 4.00%). This loan matures in April of 2017 and is secured by a pledge of 13.2% (735,745 shares) of First Guaranty Bancshares interest in First Guaranty Bank (a wholly-owned subsidiary) under Commercial Pledge Agreement dated June 22, 2011. The Company had no long-term debt at December 31, 2010. The Company maintains a revolving line of credit for $2.5 million with an availability of $2.5 million at December 31, 2011. This line of credit is secured by the same collateral as the term loan debt. At December 31, 2011, letters of credit issued by the FHLB totaling $70.0 million were outstanding and carried as off-balance sheet items, all of which expire in 2012. At December 31, 2010, letters of credit issued by the FHLB totaling $145.0 million were outstanding and carried as off-balance sheet items, all of which expired in 2011. The letters of credit are solely used for pledging towards public fund deposits. The FHLB has a blanket lien on substantially all of the Bank's loan portfolio that is used to secure borrowings from the FHLB.

Maturities on long-term debt are as follows:

	Long-term debt
2012	$600
2013	$600
2014	$600
2015	$600
2016 and thereafter	$800

The table above does not consider long-term debt that may be executed in future periods.

Note 13. Preferred Stock

On September 22, 2011, the Company redeemed all 2,069.9 Preferred Series A and all 103 Preferred Series B shares to exit the U.S. Treasury's Capital Purchase Program.

The repurchase price of the Preferred Series A shares included its carrying value of $20.0 million plus an unaccreted discount of $0.7 million for a total of $20.7 million. The repurchase price of the Preferred Series B shares included its carrying value of $1.1 million less an unamortized premium of $0.1 million for a total of $1.0 million. The unaccreted premium and unamortized discount resulted in a $0.6 million deemed dividend which reduces the net income available to common shareholders.

The total repurchase of the Preferred Series A and B shares includes $21.7 million carrying value and the deemed dividend, plus a prorated cash dividend of $0.1 million for a total of $21.8 million.

The Company redeemed the Preferred Series A and B shares with a portion of the $39.4 million of proceeds received in exchange for issuing 39,435 Preferred Series C shares to the U.S. Treasury as a participant in the Small Business Lending Fund program. The Preferred Series C shares will receive quarterly dividends and the initial dividend rate will be 5.00%. The rate can fluctuate between 1.00% and 5.00% during the next eight quarters and is a function of the growth in qualified small business loans each quarter. For the fourth quarter 2011 the dividend rate was 5.00%. If lending to qualified small businesses has not increased at the end of the eighth quarter, post funding, the dividend rate will increase to 7.00% in the tenth quarter. The dividend rate after 4.5 years will increase to 9.00% if the Preferred Series C shares have not been repurchased by that time.

Note 14. Common Stock

The Company issued 179,036 shares of $1 par common stock in the acquisition of Greensburg Bancshares, Inc. that was completed on July 1, 2011.

First Guaranty Bancshares also issued a stock dividend of ten percent to stockholders of record on February 17, 2012 payable February 24, 2012. Common stock has been restated to retroactively record the stock dividend.

The following table reconciles the Company's common stock outstanding:

	2011[1]	2010[1]	2009[1]
Shares outstanding at beginning of year	**5,559,644**	5,559,644	5,559,644
Shares issued in acquisition (unadjusted for stock dividend)	**162,764**	-	-
Shares outstanding at balance sheet date	**5,722,408**	5,559,644	5,559,644
Shares issued in stock dividend[1] (includes dividend on acquisition shares)	**571,819**	555,964	555,964
Total $1 par common shares outstanding	**6,294,227**	**6,115,608**	**6,115,608**

[1]The shares issued as a stock dividend were estimated for the years 2010 and 2009. The estimate was based on ten percent of the aggregate shares outstanding at the respective balance sheet dates.

The stock dividend was accounted for with a reduction of the Company's retained earnings by the market value of the shares issued and application of the respective amounts to the common stock and surplus accounts.



Note 15.
Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2011 and 2010, that the Company and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2011, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that Management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2011 and 2010 are presented in the following table.

	Actual		Minimum Capital Requirements		Minimum to be Well Capitalized Under Action Provisions	
December 31, 2011	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in thousands except for percentages)			
Total risk-based capital:						
First Guaranty Bancshares, Inc.	$126,407	14.75%	$68,676	8.00%	N/A	N/A
First Guaranty Bank	127,618	14.90%	68,631	8.00%	85,789	10.00%
Tier 1 capital:						
First Guaranty Bancshares, Inc.	117,528	13.71%	34,338	4.00%	N/A	N/A
First Guaranty Bank	118,739	13.86%	34,315	4.00%	51,473	6.00%
Tier 1 leverage capital:						
First Guaranty Bancshares, Inc.	117,528	9.03%	52,240	4.00%	N/A	N/A
First Guaranty Bank	118,739	9.13%	52,228	4.00%	65,286	5.00%
December 31, 2010						
Total risk-based capital:						
First Guaranty Bancshares, Inc.	$102,828	13.03%	$63,117	8.00%	N/A	N/A
First Guaranty Bank	95,644	12.13%	63,096	8.00%	78,870	10.00%
Tier 1 capital:						
First Guaranty Bancshares, Inc.	94,511	11.98%	31,588	4.00%	N/A	N/A
First Guaranty Bank	87,347	11.07%	31,548	4.00%	47,322	6.00%
Tier 1 leverage capital:						
First Guaranty Bancshares, Inc.	94,511	8.69%	43,528	4.00%	N/A	N/A
First Guaranty Bank	87,347	8.06%	43,356	4.00%	54,195	5.00%

Note 16.
Dividend Restrictions

The Federal Reserve Bank ("FRB") has stated that generally, a bank holding company, should not maintain a rate of distributions to shareholders unless its available net income has been sufficient to fully fund the distributions, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition. As a Louisiana corporation, the Company is restricted under the Louisiana corporate law from paying dividends under certain conditions.

First Guaranty Bank may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. First Guaranty Bank is also subject to regulations that impose minimum regulatory capital and minimum state law earnings requirements that affect the amount of cash available for distribution. In addition, under the Louisiana Banking Law, dividends may not be paid if it would reduce the unimpaired surplus below 50% of outstanding capital stock in any year.

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by the Bank in 2012 without permission will be limited to 2012 earnings plus the undistributed earnings of $4.4 million from 2011.

Accordingly, at January 1, 2012, $123.4 million of the Company's equity in the net assets of the Bank was restricted. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

Under the requirements of the United States Treasury's Small Business Lending Fund, the Company is permitted to pay dividends on its common stock, provided that: (i) the Company's Tier 1 capital would be at least 90% of the amount of Tier 1 capital existing as of September 22, 2011; and (ii) the SBLF Dividends have been declared and paid to Treasury as of the most recent applicable dividend period. After two years, the 90% limitation will decrease by 10% for every 1% increase in qualified small business lending.

Note 17.
Related Party Transactions

In the normal course of business, the Company and its subsidiary, First Guaranty Bank, have loans, deposits and other transactions with its executive officers, directors and certain business organizations and individuals with which such persons are associated. These transactions are completed with terms no less favorable than current market rates. An analysis of the activity of loans made to such borrowers during the year ended December 31, 2011 and 2010 follows:

	December 31,	
	2011	2010
	(in thousands)	
Balance, beginning of year	$ 13,521	$ 16,922
Net increase (decrease)	13,831	(3,401)
Balance, end of year	**$27,352**	**$13,521**

Unfunded commitments to the Company and Bank directors and executive officers totaled $14.6 million and $13.4 million at December 31, 2011 and 2010, respectively. At December 31, 2011 the Company and the Bank had deposits from directors and executives totaling $30.1 million. There were no participations in loans purchased from affiliated financial institutions included in the Company's loan portfolio in 2011 or 2010.

During the years ended 2011, 2010 and 2009, the Company paid approximately $0.6 million, $0.6 million and $0.6 million, respectively, for printing services and supplies and office furniture and equipment to Champion Graphic Communications (or subsidiary companies of Champion Industries, Inc.), of which Mr. Marshall T. Reynolds, the Chairman of the Company's Board of Directors, is President, Chief Executive Officer, Chairman of the Board of Directors and holder of 53.7% of the capital stock as of February 17, 2012; approximately $1.5 million, $1.4 million and $1.4 million, respectively, to participate in an employee medical benefit plan in which several entities under common ownership of the Company's Chairman participate; and approximately $0.2 million, $0.2 million and $0.2 million, respectively, to Sabre Transportation, Inc. for travel expenses of the Chairman and other directors. These expenses include, but are not limited to, the utilization of an aircraft, fuel, air crew, ramp fees and other expenses attendant to the Company's use. The Harrah and Reynolds Corporation, of which Mr. Reynolds is President and Chief Executive Officer and sole shareholder, has controlling interest in Sabre Transportation, Inc.

Note 18.
Employee Benefit Plans

The Company has an employee savings plan to which employees, who meet certain service requirements, may defer one to 20% of their base salaries, six percent of which may be matched up to 100%, at its sole discretion. Contributions to the savings plan were $66,489, $129,000 and $64,000 in 2011, 2010 and 2009, respectively. An Employee Stock Ownership Plan ("ESOP") benefits all eligible employees. Full-time employees who have been credited with at least 1,000 hours of service during a 12 consecutive month period and who have attained age 21 are eligible to participate in the ESOP. The plan document has been approved by the Internal Revenue Service. Contributions to the ESOP are at the sole discretion of the Company. No contributions were made to the ESOP for the years 2011 or 2010. Voluntary contributions of $100,000 to the ESOP were made in 2009. As of December 31, 2011, the ESOP held 19,693 shares. In October of 2010, the ESOP plan was frozen and the Company does not plan to make future contributions to this plan.

Note 19.
Other Expenses

The following is a summary of the significant components of other noninterest expense:

	Years Ended December 31,		
	2011	2010	2009
		(in thousands)	
Other Noninterest Expense:			
Legal and professional fees	**$ 2,208**	$ 1,791	$ 1,254
Data processing	**1,230**	1,143	1,067
Marketing and public relations	**654**	1,426	809
Taxes - sales, capital and franchise	**640**	620	529
Operating supplies	**574**	594	537
Travel and lodging	**492**	435	398
Telephone	**197**	177	192
Amortization of core deposits	**285**	218	291
Donations	**297**	778	221
Net costs from other real estate and repossessions	**1,317**	858	399
Regulatory assessment	**1,663**	1,496	2,049
Other	**3,262**	2,331	2,618
Total other noninterest expense	**$12,819**	**$11,867**	**$10,364**

The Company does not capitalize advertising costs. They are expensed as incurred and are included in other noninterest expense on the Consolidated Statements of Income. Advertising expense was $0.3 million, $0.4 million and $0.4 million for 2011, 2010 and 2009, respectively.

Note 20.
Income Taxes

The following is a summary of the provision for income taxes included in the Statements of Income:

	December 31,		
	2011	2010	2009
		(in thousands)	
Current	$ 3,673	$ 4,604	$ 3,705
Deferred	50	622	67
Tax credits	-	-	(46)
Total	$3,723	$5,226	$3,726

The difference between income taxes computed by applying the statutory federal income tax rate and the provision for income taxes in the financial statements is reconciled as follows:

	December 31,		
	2011	2010	2009
		(in thousands except for percentages)	
Statutory tax rate	34.0%	34.2%	34.0%
Federal income taxes at statutory rate	$ 4,001	$ 5,224	$ 3,854
Tax credits	-	-	(46)
Tax exempt bargain purchase gain	(566)	-	-
Other	288	2	(82)
Total	$3,723	$5,226	$3,726

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities, and available tax credit carryforwards. Temporary differences between the financial statement and tax values of assets and liabilities give rise to deferred tax assets (liabilities). The significant components of deferred tax assets and liabilities at December 31, 2011 and 2010 are as follows:

	December 31,	
	2011	2010
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 3,241	$ 2,828
Other real estate owned	599	135
Impairment write-down on securities	168	168
Unrealized loss on available for sale securities	-	133
Other	582	249
Gross deferred tax assets	$4,590	$3,513
Deferred tax liabilities:		
Depreciation and amortization	(2,464)	(1,139)
Unrealized gains on available for sale securities	(2,301)	-
Other	(238)	(218)
Gross deferred tax liabilities	(5,003)	(1,357)
Net deferred tax assets	$ (413)	$2,156

As of December 31, 2011 and 2010, there were no net operating loss carryforwards for income tax purposes.

ASC 740-10, Income Taxes, clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the consolidated financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations. The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2011, 2010 and 2009, the Company did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded an accrued liability for interest or penalty payments.

Note 21.
Comprehensive Income

The following is a summary of the components of other comprehensive income as presented in the Statements of Changes in Stockholders' Equity:

	December 31,		
	2011	2010	2009
		(in thousands)	
Unrealized gain (loss) on available for sale securities, net	$10,594	$ (1,085)	$ 9,382
Unrealized loss on held to maturity securities, net	-	-	(224)
Reclassification for OTTI losses	97	-	829
Reclassification adjustments for net (gains) losses, realized net income	(3,531)	(2,453)	(2,056)
Other comprehensive income	**7,160**	**(3,538)**	**7,931**
Income tax (provision) benefit related to other comprehensive income	(2,434)	1,202	(2,696)
Other comprehensive income, net of tax	**$ 4,726**	**$(2,336)**	**$5,235**

Note 22.
Commitments and Contingencies

Off-balance sheet commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for on-balance sheet instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Set forth below is a summary of the notional amounts of the financial instruments with off-balance sheet risk at December 31, 2011 and December 31, 2010:

Contract Amount	December 31,	
	2011	2010
	(in thousands)	
Commitments to extend credit	$13,264	$20,561
Unfunded commitments under lines of credit	69,522	74,643
Commercial and standby letters of credit	6,745	5,681

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for on-balance sheet instruments.

Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on Management's credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Standby and commercial letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term, one year or less; however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit.

There were no losses incurred on commitments in 2011, 2010 or 2009.

Note 23. Fair Value Measurements

The fair value of a financial instrument is the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. The Company uses a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds or credit risks) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

Securities available for sale. Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Securities classified Level 3 in the Company's portfolio as of December 31, 2011 includes municipal bonds from two local municipalities and a preferred equity security.

Impaired loans. Loans are measured for impairment using the methods permitted by ASC Topic 310. Fair value of impaired loans is measured by either the loans obtainable market price, if available (Level 1), the fair value of the collateral if the loan is collateral dependent (Level 2), or the present value of expected future cash flows, discounted at the loan's effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or by independent valuation.

Other real estate owned. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Fair values of other real estate owned ("OREO") at December 31, 2011 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values on the properties or recent sales activity for similar assets in the property's market, and thus OREO measured at fair value would be classified within Level 2 of the hierarchy.

Certain non-financial assets and non-financial liabilities are measured at fair value on a non-recurring basis including assets and liabilities related to reporting units measured at fair value in the testing of goodwill impairment, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2011 and December 31, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31,	
	2011	2010
	(in thousands)	
Securities available for sale measured at fair value	$520,497	$322,128
Fair value measurements using:		
Quoted prices in active markets for identical assets (level 1)	3,203	14,374
Significant other observable inputs (Level 2)	509,778	299,366
Significant unobservable inputs (Level 3)	7,516	8,388

The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While Management believes the methodologies used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value. The change in Level 3 securities available for sale was due to principal payments on municipal securities of $0.9 million.

The following table reconciles assets measured at fair value on a recurring basis using unobservable inputs (Level 3):

	Level 3 Changes	
	December 31,	
	2011	2010
	(in thousands)	
Balance, beginning of year	$8,388	$ 9,000
Total gains or losses (realized/unrealized)	-	-
Included in earnings	-	-
Included in other comprehensive income	-	-
Purchases, sales, issuances and settlements, net	(872)	(612)
Transfers in and/or out of Level 3	-	-
Balance as of end of year	$7,516	$8,388

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held as of December 31, 2011 was $0.

Gains and losses on securities (realized and unrealized) included in earnings (or changes in net assets) for the year end 2011 on a recurring basis are reported in noninterest income or other comprehensive income as follows:

	Noninterest Income	Other Comprehensive Income
	(in thousands)	
Total gains included in earnings (or changes in net assets)	$3,531	
Impairment loss	(97)	
Changes in unrealized gains (losses) relating to assets still held at December 31, 2011		$4,726

The following table measures financial assets and financial liabilities measured at fair value on a non-recurring basis as of December 31, 2011, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31,	
	2011	2010
	(in thousands)	
Impaired loans measured at fair value	**$39,850**	**$47,763**
Fair value measurements using:		
Quoted prices in active markets for identical assets (Level 1)	-	-
Significant other observable inputs (Level 2)	8,113	30,364
Significant unobservable inputs (Level 3)	31,737	17,399
Other real estate owned measured at fair value	$ 5,709	**$ 577**
Fair value measurements using:		
Quoted prices in active markets for identical assets (Level 1)	-	-
Significant other observable inputs (Level 2)	5,709	577
Significant unobservable inputs (Level 3)	-	-

ASC 825-10 provides the Company with an option to report selected financial assets and liabilities at fair value. The fair value option established by this statement permits the Company to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date subsequent to implementation.

The Company has chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States, and as such has not included any gains or losses in earnings for the year ended December 31, 2011.

Note 24. Financial Instruments

Fair value estimates are generally subjective in nature and are dependent upon a number of significant assumptions associated with each instrument or group of similar instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows and relevant available market information. Fair value information is intended to represent an estimate of an amount at which a financial instrument could be exchanged in a current transaction between a willing buyer and seller engaging in an exchange transaction. However, since there are no established trading markets for a significant portion of the Company's financial instruments, the Company may not be able to immediately settle financial instruments; as such, the fair values are not necessarily indicative of the amounts that could be realized through immediate settlement. In addition, the majority of the financial instruments, such as loans and deposits, are held to maturity and are realized or paid according to the contractual agreement with the customer.

Quoted market prices are used to estimate fair values when available. However, due to the nature of the financial instruments, in many instances quoted market prices are not available. Accordingly, estimated fair values have been estimated based on other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of financial instruments, possible income tax ramifications or estimated transaction costs. The fair value estimates are subjective in nature and involve matters of significant judgment and, therefore, cannot be determined with precision. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

Disclosure of fair values is not required for certain items such as lease financing, investments accounted for under the equity method of accounting, obligations of pension and other postretirement benefits, premises and equipment, other real estate, prepaid expenses, the value of long-term relationships with depositors (core deposit intangibles) and other customer relationships, other intangible assets and income tax assets and liabilities. Fair value estimates are presented for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses have not been considered in the estimates. Accordingly, the aggregate fair value amounts presented do not purport to represent and should not be considered representative of the underlying market or franchise value of the Company.

Because the standard permits many alternative calculation techniques and because numerous assumptions have been used to estimate the fair values, reasonable comparison of the fair value information with other financial institutions' fair value information cannot necessarily be made. The methods and assumptions used to estimate the fair values of each class of financial instruments, that are not disclosed above, are as follows:

Cash and due from banks, interest-bearing deposits with banks, federal funds sold and federal funds purchased.

These items are generally short-term in nature and, accordingly, the carrying amounts reported in the Statements of Condition are reasonable approximations of their fair values.

Investment Securities.

Fair values are principally based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or the use of discounted cash flow analyses.

Loans Held for Sale.

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans, net.

Market values are computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread.

Accrued interest receivable.

The carrying amount of accrued interest receivable approximates its fair value.

Deposits.

Market values are actually computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread.

Accrued interest payable.

The carrying amount of accrued interest payable approximates its fair value.

Borrowings.

The carrying amount of federal funds purchased and other short-term borrowings approximate their fair values. The fair value of the Company's long-term borrowings is computed using net present value formulas. The present value is the sum of the present value of all projected cash flows on a item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread.

Other unrecognized financial instruments.

The fair value of commitments to extend credit is estimated using the fees charged to enter into similar legally binding agreements, taking into account the remaining terms of the agreements and customers' credit ratings. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of letters of credit are based on fees charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2011 and 2010 the fair value of guarantees under commercial and standby letters of credit was not material.


FIRST
GUARANTY
BANK

The estimated fair values and carrying values of the financial instruments at December 31, 2011 and 2010 are presented in the following table:

	December 31,			
	2011		2010	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(in thousands)			
Assets:				
Cash and cash equivalents	$ 112,442	$ 112,442	$ 44,837	$ 44,837
Securities, available for sale	520,497	520,497	322,128	322,128
Securities, held to maturity	112,666	113,197	159,833	155,326
Federal Home Loan Bank stock	643	643	1,615	1,615
Loans, net	564,221	564,049	567,323	570,566
Accrued interest receivable	8,128	8,128	7,664	7,664
Liabilities:				
Deposits	$1,207,302	$1,214,529	$1,007,383	$1,016,679
Borrowings	15,423	15,421	12,589	12,591
Accrued interest payable	3,509	3,509	3,539	3,539

There is no material difference between the contract amount and the estimated fair value of off-balance sheet items that are primarily comprised of short-term unfunded loan commitments that are generally priced at market.

Note 25. Concentrations of Credit and Other Risks

Personal, commercial and residential loans are granted to customers, most of who reside in northern and southern areas of Louisiana. Although the Company has a diversified loan portfolio, significant portions of the loans are collateralized by real estate located in Tangipahoa Parish and surrounding parishes in southeast Louisiana. Declines in the Louisiana economy could result in lower real estate values which could, under certain circumstances, result in losses to the Company.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. Generally, credit is not extended in excess of $8.0 million to any single borrower or group of related borrowers. Approximately 35.8% of the Company's deposits are derived from local governmental agencies at December 31, 2011. These governmental depositing authorities are generally long-term customers. A number of the depositing authorities are under contractual obligation to maintain their operating funds exclusively with the Company. In most cases, the Company is required to pledge securities or letters of credit issued by the Federal Home Loan Bank to the depositing authorities to collateralize their deposits. Under certain circumstances, the withdrawal of all of, or a significant portion of, the deposits of one or more of the depositing authorities may result in a temporary reduction in liquidity, depending primarily on the maturities and/or classifications of the securities pledged against such deposits and the ability to replace such deposits with either new deposits or other borrowings. Public fund deposits totaled $431.9 million of total deposits at December 31, 2011. Seven public entities comprised $371.8 million or 86.1% of the total public funds as of December 31, 2011.

Note 26. Litigation

The Company is subject to various legal proceedings in the normal course of its business. It is Management's belief that the ultimate resolution of such claims will not have a material adverse effect on the Company's financial position or results of operations.

Note 27. Subsequent Events

First Guaranty Bancshares issued a stock dividend of ten percent to stockholders of record on February 17, 2012 payable February 24, 2012. See Note 14 for details.

Note 28.
Condensed Parent Company Information

The following condensed financial information reflects the accounts and transactions of First Guaranty Bancshares, Inc. (parent company only) for the dates indicated:

First Guaranty Bancshares, Inc.
Condensed Balance Sheets

	December 31, 2011	December 31, 2010
	(in thousands)	
Assets:		
Cash	$ 1,618	$ 7,523
Investment in bank subsidiary	127,801	90,701
Other assets	577	257
Total Assets	129,996	98,481
Liabilities and Stockholders' Equity:		
Long-term debt	$ 3,200	$ -
Other liabilities	194	543
Total liabilities	3,394	543
Stockholders' equity	126,602	97,938
Total liabilities and stockholders' equity	$129,996	$98,481

First Guaranty Bancshares, Inc.
Condensed Statements of Income

	December 31, 2011	2010	2009
		(in thousands)	
Operating Income:			
Dividends received from bank subsidiary	$ 4,600	$ 6,893	$ 5,109
Other income	32	4	4
Total operating income	4,632	6,897	5,113
Operating Expenses			
Interest expense	166	-	114
Salaries & Benefits	85	88	78
Other expenses	927	766	423
Total operating expenses	1,178	854	615
Income before income tax benefit and increase in equity in undistributed earnings of subsidiary	3,454	6,043	4,498
Income tax benefit	200	296	214
Income before increase in equity in undistributed earnings of subsidiary	3,654	6,339	4,712
Increase in equity in undistributed earnings of subsidiary	4,379	3,686	2,883
Net Income	$8,033	$10,025	$7,595
Less preferred stock dividends	(1,976)	(1,333)	(594)
Net income available to common shareholders	$6,057	$ 8,692	$7,001

First Guaranty Bancshares, Inc.
Condensed Statements of Cash Flow

	2011	2010	2009
		(in thousands)	
Cash Flows From Operating Activities:			
Net income	$ 8,033	$10,025	$ 7,595
Adjustments to reconcile net income to net cash provided by operating activities:			
(Increase) in equity in undistributed earnings of subsidiary	(4,379)	(3,686)	(2,883)
Net change in other liabilities	(349)	159	(83)
Net change in other assets	(250)	164	275
Net cash provided by operating activities	**3,055**	**6,662**	**4,904**
Cash Flows From Investing Activities:			
Payments for investments in and advances to subsidiary	(19,331)	-	(16,350)
Cash paid in excess of cash received in acquisition	(2,203)	-	-
Net cash used in investing activities	**(21,534)**	**-**	**(16,350)**
Cash Flows From Financing Activities:			
Proceeds from long-term debt	3,500	-	-
Repayment of long-term debt	(3,800)	-	-
Proceeds from issuance of preferred stock	39,435	-	20,699
Repurchase of preferred stock	(21,128)	-	-
Dividends paid	(5,433)	(4,686)	(3,799)
Net cash provided by (used in) financing activities	**12,574**	**(4,686)**	**16,900**
Net (decrease) increase in cash and cash equivalents	(5,905)	1,976	5,454
Cash and cash equivalents at the beginning of the period	7,523	5,547	93
Cash and cash equivalents at the end of the period	$ 1,618	**$ 7,523**	**$ 5,547**

This concludes the audited notes section of this Annual Report.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

There is no liquid or active market for our common stock. The Company's shares of common stock are not traded on a stock exchange or in any established over-the-counter market. Trades occur primarily between individuals at a price mutually agreed upon by the buyer and seller. Trading in the Company's common stock has been infrequent and such trades cannot be characterized as constituting an active trading market.

The following table sets forth the high and low bid quotations for First Guaranty Bancshares, Inc.'s common stock for the periods indicated. These quotations represent trades of which we are aware and do not include retail markups, markdowns or commissions and do not necessarily reflect actual transactions. As of December 31, 2011, there were 6,294,227 shares of First Guaranty Bancshares, Inc. common stock issued and outstanding with a total of 1,407 shareholders of record.

	2011[1]			2010[1]		
Quarter Ended:	High	Low	Dividend	High	Low	Dividend
March 31, 2011	**$16.93**	**$16.93**	**$0.145**	$15.45	$15.45	$0.145
June 30, 2011	**16.93**	**16.93**	**0.145**	16.93	15.45	0.145
September 30, 2011	**17.51**	**12.05**	**0.145**	16.93	15.91	0.145
December 31, 2011	**17.51**	**12.27**	**0.145**	16.93	16.93	0.145

[1] Stock prices (high and low) and dividend per share amounts have been restated to reflect the ten percent stock dividend paid February 24, 2012 to stockholders of record as of February 17, 2012.

1st in customer service

Our stockholders are entitled to receive dividends when, and if declared by the Board of Directors, out of funds legally available for dividends. We have paid consecutive quarterly cash dividends on our common stock for each of the last 74 quarters dating back to the third quarter of 1993. The Board of Directors intends to continue to pay regular quarterly cash dividends. The ability to pay dividends in the future will depend on earnings and financial condition, liquidity and capital requirements, regulatory restrictions, the general economic and regulatory climate and ability to service any equity or debt obligations senior to common stock. There are legal restrictions on the ability of First Guaranty Bank to pay cash dividends to First Guaranty Bancshares, Inc. Under federal and state law, we are required to maintain certain surplus and capital levels and may not distribute dividends in cash or in kind, if after such distribution we would fall below such levels. Specifically, an insured depository institution is prohibited from making any capital distribution to its shareholders, including by way of dividend, if after making such distribution, the depository institution fails to meet the required minimum level for any relevant capital measure including the risk-based capital adequacy and leverage standards.

Additionally, under the Louisiana Business Corporation Act, First Guaranty Bancshares, Inc. is prohibited from paying any cash dividends to shareholders if, after the payment of such dividend, its total assets would be less than its total liabilities or where net assets are less than the liquidation value of shares that have a preferential right to participate in First Guaranty Bancshares, Inc.'s assets in the event First Guaranty Bancshares, Inc. were to be liquidated.

We have not repurchased any shares of our outstanding common stock during 2011.

Stock Performance Graph

The line graph below compares the cumulative total return for the Company's common stock with the cumulative total return of both the NASDAQ Stock Market Index for U.S. companies and the NASDAQ Index for bank stocks for the period December 31, 2006 through December 31, 2011. The total return assumes the reinvestment of all dividends and is based on a $100 investment on December 31, 1998. It also reflects the stock price on December 31st of each year shown, although this price reflects only a small number of transactions involving a small number of directors of the Company or affiliates or associates and cannot be taken as an accurate indicator of the market value of the Company's common stock.

Cumulative Total Return of First Guaranty Bancshares, Inc. Compared to NASDAQ Bank Index and NASDAQ Composite Index


200
150
100
50
2007
2008
2009
2010
2011
First Guaranty Bancshares, Inc.
NASDAQ Bank Index
NASDAQ Composite Index

	Total Returns for the Year					
	2006	2007	2008	2009	2010	2011
First Guaranty Bancshares, Inc.	$168.00	$179.00	$189.00	$133.00	$151.00	**$161.00**
NASDAQ Bank Index	**$186.00**	$145.00	$110.00	$ 90.00	$100.00	$ 88.00
NASDAQ Composite Index	**$110.00**	$121.00	$ 72.00	$103.00	$121.00	$ 119.00

We have no equity based benefit plans.

Annual Meeting

The Annual Meeting of Stockholders will convene at 2:00 p.m. Central Daylight Saving Time (CDT) on Thursday, May 17, 2012 in the Auditorium, First Guaranty Square, 400 East Thomas Street, Hammond, Louisiana.

Corporate Headquarters

First Guaranty Square
400 East Thomas Street
Hammond, Louisiana 70401-3320
Telephone (985) 345-7685

Stock Transfer Agent

First Guaranty Bank
Corporate Trust
Post Office Box 2009
Hammond, Louisiana 70404-2009

Certified Public Accountants

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana

Financial and General Information

Persons seeking financial or other information about the Company are invited to contact:

Eric J. Dosch
Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Post Office 2009
Hammond, Louisiana 70404-2009
Telephone (985) 375-0308

Notice to Stockholders

A copy of the First Guaranty Bancshares, Inc. Annual Report filed on Form 10-K with the U.S. Securities and Exchange Commission can be accessed through the Company's website at www.fgb.net or is available without charge by writing:

Eric J. Dosch
Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Post Office 2009
Hammond, Louisiana 70404-2009
Telephone (985) 375-0308

FIRST GUARANTY BANCSHARES, INC.

www.fgb.net

Ponchatoula



Amite














FIRST
GUARANTY
BANK

North Louisian
Advisory Boar















Greensburg



Greensburg



FIRST GUARANTY BANCSHARES, INC.

www.fgb.net